Form 20-F
period 2002-06-30
LUND VENTURES LTD
filed 2002-11-15
CIK 1075756

#.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

      X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     June 30, 2002

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

 to

Commission file number:           0-29960

LUND VENTURES LTD.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company's name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia  V6E 2E9 Canada

(Address of principal executive offices)

Page 1 of 48 Pages

The Exhibit Index is located on Page 48

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

5,630,280 Common Shares

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      x       No

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17     x       Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING  THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes             No             Not Applicable     x

The information set forth in this Annual Report on Form 20-F is as at June 30, 2002 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 14 to the accompanying Financial Statements of the Company.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

PART I

7

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

7

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3.

KEY INFORMATION

7

A.

Selected Financial Data

7

B.

Capitalization and Indebtedness

9

C.

Reasons For The Offer and Use of Proceeds

9

D.

Risk Factors

9

Exploration and Development Risks

9

Title Matters

9

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Sole Oil and Gas Property, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders  and Less Liquidity for the Stock

10

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

10

Lack of Liquidity; No Assurance of Financing; Possibility That the Company  Might Be Unable to Continue as a Going Concern If Insufficient Funds Available

10

Uninsurable Risks

11

Competition

11

Natural Gas and Oil Prices

12

Environmental and Other Regulatory Requirements

12

Conflicts of Interest

13

Stock Subject to Penny Stock Rules

13

Dividends

13

Share Price Volatility; Price Fluctuations

14

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

14

ITEM 4.

INFORMATION ON THE COMPANY

14

A.

History and Development of the Company

14

Option to Acquire the Halley and Leoncocha Property

15

Acquisition of Grenwill Limited

15

Acquisition of Elkhorn Property

15

B.

Business Overview

15

C.

Organizational Structure

16

D.

Property Plants and Equipment

16

Elkhorn Property, Manitoba

16

Title

16

Location, Access & Physiography

16

Exploration History

17

Geology

Proposed Exploration

18

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

18

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

18

Fiscal Year Ended June 30, 2001 Compared to Fiscal Year Ended June 30, 2000

18

Fiscal Year Ended June 30, 2000 Compared to Fiscal Year Ended June 30, 1999

19

B.

Liquidity and Capital Resources

19

June 30, 2002 Compared to June 30, 2001

20

June 30, 2001 Compared to June 30, 2000

21

June 30, 2000 Compared to June 30, 1999

21

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

22

Outlook

22

C.

Research and Development, Patents and Licenses, etc.

22

D.

Trend Information

22

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

22

A.

Directors and Senior Management

22

B.

Compensation

24

Cash and Non-Cash Compensation - Executive Officers and Directors

24

Option Grants in Last Fiscal Year

25

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

25

Defined Benefit or Actuarial Plan Disclosure

25

Termination of Employment, Change in Responsibilities and Employment Contracts

25

Directors

25

C.

Board Practices

26

D.

Employees

26

E.

Share Ownership

27

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

27

A.

Major Shareholders

27

B.

Related Party Transactions

28

C.

Interests of Experts and Counsel

28

ITEM 8.

FINANCIAL INFORMATION

29

A.

Consolidated Statements and Other Financial Information

29

B.

Significant Changes

29

ITEM 9.

THE OFFER AND LISTING

29

A.

Offer and Listing Details

29

B.

Plan of Distribution

30

C.

Markets

30

D.

Selling Shareholders

30

E.

Dilution

30

F.

Expenses of the Issue

30

ITEM 10.

ADDITIONAL INFORMATION

30

A.

Share Capital

30

B.

Memorandum and Articles of Association

30

C.

Material Contracts

32

D.

Exchange Controls

32

E.

Taxation

35

Material Canadian Federal Income Tax Consequences

35

Dividends

35

Capital Gains

Material United States Federal Income Tax Consequences

U.S. Holders

37

Distributions on Common Shares of the Company

37

Foreign Tax Credit

38

Information Reporting and Backup Withholding

38

Disposition of Common Shares of the Company

38

Currency Exchange Gains or Losses

39

Other Considerations

39

Foreign Personal Holding Company

39

Foreign Investment Company

40

Passive Foreign Investment Company

40

Controlled Foreign Corporation

41

F.

Dividends and Paying Agents

42

G.

Statements by Experts

42

H.

Documents on Display

42

I.

Subsidiary Information

42

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

42

PART II

42

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

42

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

43

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

43

ITEM 15.

CONTROLS AND PROCEDURES

43

PART III

43

ITEM 17.

FINANCIAL STATEMENTS

43

ITEM 18.

FINANCIAL STATEMENTS

43

ITEM 19.

EXHIBITS

43

SIGNATURES

45

CERTIFICATIONS

EXHIBIT INDEX

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected  financial data for the Company  (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed  financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 - Operating And Financial Review And Prospects”.  Note 14 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Results for the periods ended June 30, 2002 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

	Year Ended June 30
	2002	2001	2000	1999	1998
a) Total revenue	$0	$0	$0	$0	$0
b) Earnings (loss) from Continuing Operations c) Total d) Per Share(1)	($94,840) ($0.02)	($190,245) ($0.03)	($782,868) ($0.13)	($2,919,306) ($0.67)	($289,205) ($0.08)
e) Total assets	$85,527	$203,986	$388,383	$1,644,513	$510,841
f) Total long-term debt	$0	$0	$0	$0	$0
g) Cash dividends declared per share	n/a	N/a	n/a	n/a	n/a
h) Net earnings (loss) for the period i) Total j) Per Share(1)	($57,828) ($0.01)	($190,245) ($0.03)	($782,868) ($0.13)	($2,919,306) ($0.67)	($289,205) ($0.08)

1)

On May 28, 2001, the Company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidation.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

	Year Ended June 30
	2002	2001	2000	1999	1998
a) Total revenue	$0	$0	$0	$0	$0
b) Earnings (loss) from Continuing Operations c) Total d) Per Share(1)	($94,840) ($0.02)	($190,245) ($0.03)	($782,868) ($0.13)	($2,919,306) ($0.78)	($331,176) ($0.11)
e) Total assets	$85,527	$203,986	$388,383	$1,644,513	$468,870
f) Total long-term debt	$0	$0	$0	$0	$0
g) Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
h) Net earnings (loss) for the period i) Total j) Per Share(1)	($57,828) ($0.01)	($190,245) ($0.03)	($782,868) ($0.13)	($2,919,306) ($0.78)	($331,176) ($0.11)

1)

On May 28, 2001, the Company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidation.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On October 31, 2002, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) $1.5603.

The following table sets out the high and low exchange rates exchange rates for each of the last six months.

	2002
	October	September	August	July	June	May
High for period	1.599	1.5884	1.6010	1.5965	1.5523	1.5725
Low for period	1.5555	1.5505	1.5491	1.5111	1.5028	1.526

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30
	2002	2001	2000	1999	1998
Average for the period	1.5677	1.5198	1.4725	1.52	1.4170

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

The Company is engaged in the business of acquiring interests in resource properties in the hope of locating reserves.  The Company's property interests are in the exploration stage only.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating reserves, which itself is subject to numerous risk factors.

The business of exploring for and ultimately producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities.  Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well.  Adverse weather conditions can also hinder drilling operations.  A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well.  In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances.  As with any petroleum property, there can be no assurance that oil and gas will be produced from the sole property in which the Company has an interest.  In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company.  These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Title Matters

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease.  Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest.  This practice is widely followed in the oil and gas industry.  Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production.  It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense.  The work might include obtaining affidavits or heirship or causing an estate to be administered.  It does happen from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired.  In such instances, the amount paid for such oil and gas lease or leases is generally lost.

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Sole Oil and Gas Property, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders  and Less Liquidity for the Stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owning shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gain.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company's stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred significant net losses to date.  Its accumulated deficit as of June 30, 2002, was $7,449,285.  The Company has not had any revenue from the exploration activities on its properties, nor has the Company found that development activity was warranted on its sole currently held property.  Even if the Company were to acquire interests in and undertake development activity on its sole property, the Company could continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Lack of Liquidity; No Assurance of Financing; Possibility That the Company  Might Be Unable to Continue as a Going Concern If Insufficient Funds Available

The Company has not received cash flow from operations in the past and  cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on sales of equity securities to meet most of its cash requirements.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company has in the past and continues to experience negative cash flows from its operations.  In the fiscal year ended June 30, 2002, the Company experienced a negative cash flow from its operations of $98,213.  As of June 30, 2002, the Company had working capital of approximately $47,704.

The Company’s financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and satisfaction of liabilities in the normal course of business.  During the fiscal year ended June 30, 2002, the Company incurred a net loss of $57,828 ($190,245 in the fiscal year ended June 30, 2001) and had an accumulated deficit as at June 30, 2002 of $7,449,285 ($7,391,457 as at June 30, 2001). Based on its existing working capital, the Company expects to require additional financing for its sole currently held property during the upcoming fiscal year.  The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain financing as may be required, and ultimately obtain profitability, and accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms.

As the Company’s cash flow from operations has not in the past and is not expected in the next few years to satisfy its operational requirements and cash commitments, if the Company cannot obtain sufficient outside funds from securities issuances or property related fees or payments, the Company might not be able to continue as a going concern and could have to cease doing business altogether.

Uninsurable Risks

Although management believes the operator of its Elkhorn Property, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons.  The Company intends to engage in participating in the drilling of both exploratory and development wells.  Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production.  The Company may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure.  Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury.  The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Competition

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources.  Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis.  There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

Natural Gas and Oil Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts.  Such conditions have resulted in periods or excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis.  These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas.  The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand.  The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas has not exhibited the dramatic price fluctuations that crude oil prices have experienced under conditions of high import levels.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its sole property, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.  Companies engaged in the development and operation of oil and gas properties and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on its sole property will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the sole property in which the Company has an interest and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of oil and gas extraction facilities at this property on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential production operations and exploration activities in Canada are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of oil and gas extraction facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in oil and gas exploration or extraction operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new oil and gas properties.

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.03 to a high of $0.09 in the period beginning June 30, 2002 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and all but one of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Lund Ventures Ltd. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties.  The Company was incorporated on June 22, 1978 as “Hutch Apparel Limited” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia).  The Company subsequently changed its name to “Cherry Lane Fashion Group (North America) Ltd.” on June 24, 1988 and further changed its name to “Maracote International Resources Inc.” on July 8, 1998.  On May 28, 2001, the Company changed its name to Lund Ventures Ltd. and consolidated its common shares on a one-for-five basis and increased the authorized capital back up to 200,000,000 common shares without par value.

The Company has one wholly-owned subsidiary, a Peruvian corporation named Minera Maracote Perú S.A., however, the Company has since abandoned its interest in that company.

The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings  Street, Vancouver, British Columbia, V6E 2E9, Canada.  Its telephone number is 604-331-8772.

Option to Acquire the Halley and Leoncocha Property

In April, 1998, the Company entered into an option agreement with Ulysses International Resources Inc. to acquire a 65% interest in seven mineral properties comprising 3,900 hectares in southeastern Peru.  In August 1999, the Company elected not to proceed with the option agreement and abandoned any interest in the properties.

Prior to electing not to proceed with the acquisition of the Halley and Leoncocha Property, the Company made cash payments totalling US$445,000 and incurred exploration expenditures totalling approximately $2,959,299.

Acquisition of Grenwill Limited

In July 2000, the Company entered into a memorandum of understanding to acquire, subject to regulatory approval, all of the issued shares of Grenwill Limited (“Grenwill”), a private wireless commerce start-up based in Finland.  In order to acquire 100% of the issued shares of Grenwill, the Company proposed to issue 22,521,116 post-consolidated shares in its capital stock to the shareholders of Grenwill.

Completion of the transaction was subject to a number of conditions, including but not limited to, the acceptance of the Canadian Venture Exchange and disinterested shareholder approval.  Shareholder approval was obtained at the Company’s annual general meeting in December 2000, however, subsequent to obtaining such approval, Grenwill and the Company agreed not to proceed with the transaction because of Grenwill’s inability to obtain financing to carry out its business plan.

Acquisition of Elkhorn Property

In April 2002, the Company entered into an agreement with Austin Developments Corp. to acquire a 25% working interest in an oil and gas property covering 640 acres in southwest Manitoba known as the Elkhorn Property.  In order to acquire its 25% working interest, the Company must pay Austin $15,000 of which $7,500 was paid on the signing of the farm-in agreement and the balance of which is due on the completion by the Company of a private placement to raise net proceeds of not less than $100,000.  In order to maintain its 25% working interest, the Company shall bear 33.3% of all costs associated with the exploration and development of the Elkhorn Property.  The Elkhorn Property is in the exploration stage only and is without known reserves.

B.

Business Overview

The Company currently holds an interest in one oil and gas property.  The Company has not derived any revenues from the sale of mineral or other resource products in the last three fiscal years.  Previously, the Company was involved in the purchase, warehousing and reselling of clothing items in Canada and Washington State.  By agreement dated April 8, 1988, as amended March 11, 1993, the Company acquired from Design Technology B.V. certain distribution rights for Canada and Washington State for all products of Cherry Lane Fashion Group Limited.  The Company began to wind-down its operations in this regard in 1995, the Company closed operations in 1996, and all remaining debts and obligations pertaining to the Company’s past business were settled in 1997 and 1998.

In April, 1998, the Company entered into an option agreement with Ulysses International Resources Inc. to acquire a 65% interest in seven mineral  properties comprising 3,900 hectares in southeastern Peru.  In August 1999, due to unsatisfactory exploration results from the properties, the Company elected not to proceed with the option agreement and abandoned any interest in the properties.

In July 2000, the Company entered into a memorandum of understanding to acquire, subject to regulatory approval, all of the issued shares of Grenwill Limited (“Grenwill”), a private wireless commerce start-up based in Finland.  The Company received shareholder approval of the proposed acquisition at its annual general meeting in December 2000, however, subsequent to obtaining such approval, Grenwill and the Company agreed not to proceed with the transaction because of Grenwill’s inability to obtain financing to carry out its business plan.

In April 2002, the Company entered into an agreement with Austin Developments Corp. to acquire a 25% working interest in an oil and gas property covering 640 acres in southwest Manitoba known as the Elkhorn Property.  The Elkhorn Property is in the exploration stage only and is without known reserves.

C.

Organizational Structure

The Company has one wholly-owned subsidiary, a Peruvian corporation named Minera Maracote Perú S.A., however, the Company has since abandoned its interest in that company.

D.

Property Plants and Equipment

The sole property of the Company is in the exploration stage only and is without known reserves.  The Company has not had any revenue from any resource products in the last three fiscal years.

Elkhorn Property, Manitoba

Title

In April 2002, the Company entered into an agreement dated for reference March 25, 2002 with Austin Developments Corp. to acquire a 25% working interest in an oil and gas property covering 640 acres in southwest Manitoba known as the Elkhorn Property.  In order to acquire its 25% working interest, the Company must pay Austin $15,000 of which $7,500 was paid on the signing of the farm-in agreement and the balance of which is due on the completion by the Company of a private placement to raise net proceeds of not less than $100,000.  In order to maintain its 25% working interest, the Company shall bear 33.3% of all costs associated with the exploration and development of the Elkhorn Property.  The Elkhorn Property is in the exploration stage only and is without known reserves.

Location, Access & Physiography

The Elkhorn Property covers 640 acres in southwest Manitoba, 70 miles northeast of the city of Brandon.  The developed Kirkella oilfield is five miles to the west and the Virden oilfield lies nine miles to the southeast of the Elkhorn Property.  The Elkhorn Property located on rolling prairie and is accessible overland by four wheel drive.  At present there is no plant or equipment on the Elkhorn Property.

Exploration History

To date, the Elkhorn Property has been developed by two wells: a dry and abandoned well at 09-28-012-28W1, drilled in 1976, and a suspended oil well at 13-27-012-28W1, drilled and completed in 1976.  The drilling, testing and completion results for these wells, along with indications of seismic lines across the interest acreage, indicates that the Elkhorn Property is a reasonable geological oil lead for potential oil exploration in the Lodgepole Formation (meaning the project is high risk with a chance of success of less than 10%), but has not, however, established any proved or probable reserves.

Geology

The Elkhorn Property is located in southwest Manitoba, along the northeastern flank of the Williston Basin.  The Kirkella Field to the west, the Daly Field to the south and the Virden Field to the southeast offset the Elkhorn Property.  Oil production at 26 to 35° API from these fields is obtained primarily from the Mississippian age Lodgepole Formation.  Additional oil is produced from the Mississippian age Bakken Formation at the Daly Field.

The carbonate ramp deposits of the Mississippian Lodgepole Formation, at an approximate depth  of 625 metres, are the primary target in the Elkhorn Property.  Preliminary mapping and test results suggest that there may be oil trapped in a localized structural high at the updip edge of a crinoidal limestone unit of the Lodgepole.  This unit is termed the Cruikshank "Crinoidal" unit.  The thin Bakken sand at an approximate depth of 705 metres in the area is considered a secondary zone of interest in the area.

The well drilled at 09-28-012-28W1 was the initial well drilled on the property.  It was drilled to a total depth of 740.7 metres and penetrated both the Lodgepole and Bakken Formations.  Two drill stem tests were run in this well. The first test was run over the Cruickshank “Crinoidal” unit and the overlying Daly member of the Lodgepole.  This test recovered 30 feet of oil cut mud, 1000 feet of oil cut salt water and 840 feet of salt water.  The second test was run over the Daly/Cruickshank interval and recovered 80 feet of oil, 80 feet of mud and 1100 feet of gas cut salt water.  The Bakken sand is present in the well but was not tested. The well logs suggest the Bakken is water bearing in this well.  The well was subsequently abandoned.

The well drilled at 13-27-012-28W1 was drilled as a follow-up to the 09-28 location after a small seismic program was run over the area. The objective of drilling the well was to encounter the Cruickshank "Crinoidal" unit in an updip position to the 09-28 well.  The 13-27 well was drilled to a total depth of 765 metres, penetrating both the Lodgepole and Bakken sections.  The Lodgepole Daly/Cruickshank interval was cored in this well.  Three porous, permeable crinoidal grainstone units were identified in the core.  The average porosity and permeability over these units are 12.7 percent and 12.1 millidarcies, respectively.  These units exhibit live oil staining with pole volume oil saturations in the core analysis reaching 48 percent. The zone was drill stem tested and recovered 9 metres of oil flecked mud, 9 metres of oil flecked water and 52 metres of muddy water.  The Bakken Formation was not cored or drill stem tested but drill cuttings of the sand are oil stained.  Based on the core, test, log and sample data the 13-27 well was completed in both the Bakken sand and the Lodgepole Cruickshank “Crinoidal” unit.  The Bakken completion recovered a small amount of crude oil on test before going to 100 percent water. Two intervals were perforated in the Cruickshank "Crinoidal" unit, but both produced only water.  The oil staining present in the samples and the core in the 13-27 well along with the oil recovery in the 09-28 well does suggest that there is oil present in the Lodgepole and to a lesser extent the Bakken Formations.  However, the available data does not confirm the presence of a hydrocarbon trap.

Proposed Exploration

  The Cruickshank “Crinoidal” unit may be structurally higher to the north of the existing wells, in the south half of section 33 and the southwest quarter of section 34.  In order to develop this lead to a prospect and/or an exploration drilling location, additional seismic work is required.  This work is expected to include reprocessing and interpretation of existing seismic lines to get a better tie to the well control, the purchase of additional seismic data and the shooting of an additional one or two seismic lines and integrating them with the existing lines and the trade lines.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the products produced by such operations.  The Company does not currently have any producing properties and its operations on the Elkhorn Prospect constitute an exploratory search for hydrocarbons.

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

During the fiscal year ended June 30, 2002, the Company recorded interest income of $999 and a foreign exchange gain of $1,700.  During the fiscal year ended June 30, 2001, the Company recorded interest income of $3,298 and a foreign exchange gain of $3,652.

Expenses for the fiscal year ended June 30, 2002 were $97,539, down from $197,195 for the fiscal year ended June 30, 2001.  This decrease is primarily due to decreased consulting fees, legal fees, office costs, rent and wages as a result of the Company’s decreased business activities.  Consulting fees for the fiscal year ended June 30, 2002 decreased to nil from $3,500 for the fiscal year ended June 30, 2001. During the fiscal year ended June 30, 2002, legal fees decreased to $9,718 from $47,508 for the fiscal year ended June 30, 2001.  Office costs fell to $4,448 in the fiscal year ended June 30, 2002 from $13,720 in the fiscal year ended June 30, 2001.  Rent and wages for the fiscal year ended June 30, 2002 decreased to $23,096 and $14,865 from $31,075 and $45,985, respectively, for the fiscal year ended June 30, 2001.

The net loss for the fiscal year ended June 30, 2002 was $57,828 or $0.01 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations) as compared with a net loss for the fiscal year ended June 30, 2001 of $190,245 or $0.03 per share.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2003.

Fiscal Year Ended June 30, 2001 Compared to Fiscal Year Ended June 30, 2000

During the fiscal year ended June 30, 2001, the Company recorded interest income of $3,298 and a foreign exchange gain of $3,652.  During the fiscal year ended June 30, 2000, the Company recorded interest income of $24,282 and a foreign exchange loss of $5,797.

Expenses for the fiscal year ended June 30, 2001 were $197,195, down from $348,118 for the fiscal year ended June 30, 2000.  This decrease is primarily due to decreased consulting fees, legal fees, office costs, travel and public relations costs and wages as a result of the Company’s decreased business activities.  Consulting fees for the fiscal year ended June 30, 2001 decreased to $3,500 from $40,100 for the fiscal year ended June 30, 2000. During the fiscal year ended June 30, 2001, legal fees decreased to $47,508 from $65,533 for the fiscal year ended June 30, 2000.  Office costs fell to $13,720 in the fiscal year ended June 30, 2001 from $58,607 in the fiscal year ended June 30, 2000.  Travel and public relations costs and wages for the fiscal year ended June 30, 2001 decreased to $3,290 and $45,985 from $21,541 and $61,035, respectively, for the fiscal year ended June 30, 2000 due to the cessation of active mineral exploration activity by the Company.

During the fiscal year ended June 30, 2001, the Company did not record any write-offs of resource properties, but recorded a write-off of resource properties of $453,235 during the fiscal year ended June 30, 2000.

The net loss for the fiscal year ended June 30, 2001 was $190,245 or $0.03 per share as compared with a net loss for the fiscal year ended June 30, 2000 of $782,869 or $0.13 per share.  Earnings per share for the year ended June 30, 2000 has been restated to give effect to the five for one share consolidation carried out in the fiscal year ended June 30, 2001.

Fiscal Year Ended June 30, 2000 Compared to Fiscal Year Ended June 30, 1999

In the fiscal year ended June 30, 2000 the Company recorded interest income of $24,282.  During the fiscal year ended June 30, 1999, the Company recorded interest income of $27,980.  This decrease is due to reduced cash reserves.

Expenses for the fiscal year ended June 30, 2000 were $348,118, down from $407,420 for the fiscal year ended June 30, 1999.  Legal and accounting expenses for the fiscal year ended June 30, 2000 increased to $94,611 from $73,021 for the fiscal year ended June 30, 1999.  Travel and public relations expenses for the fiscal year ended June 30, 2000 were $21,541, down significantly from $92,171 in the fiscal year ended June 30, 1999 due primarily to the cessation of active mineral exploration activity of the Company.  Office and rent costs for the fiscal year ended June 30, 2000 totalled $103,242, down slightly from $105,523 in the fiscal year ended June 30, 1999.  Wages and benefits for the fiscal year ended June 30, 2000 increased to $61,035 from $48,748 in the fiscal year ended June 30, 1999.

The net loss for the fiscal year ended June 30, 2000 was $782,869 or $0.13 per share as compared with a net loss for the fiscal year ended June 30, 1999 of $2,919,306 or $0.67 per share.  Earnings per share for the years ended June 30, 2000 and June 30, 1999 has been restated to give effect to the five for one share consolidation carried out in the fiscal year ended June 30, 2001.

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to participate in the exploration of its Elkhorn Prospect.  The Company has not carried out debt financing, nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Resource properties which were written down in the years ended June 30, 2000 and June 30, 1999 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its business activities to date, there can be no assurance that it will be able to continue to do so.  Based on its existing working capital ($47,704 as at June 30, 2002), the Company will require additional financing during the upcoming fiscal year.  If such funds are not available or cannot be obtained, the Company will be forced to curtail its business activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of the Company to acquire a meritorious resource property.

June 30, 2002 Compared to June 30, 2001

At June 30, 2002, the Company's current assets totalled $58,640 compared to $178,839 at June 30, 2001.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities decreased to $10,936 from $71,567 as a result of the elimination of the Company’s provision for liabilities of discontinued operations.   As a result, working capital was $47,704 at June 30, 2002 as compared with working capital of $107,272 at June 30, 2001.  As at June 30, 2002 and June 30, 2001, the Company had no long-term debt.

At June 30, 2002, the Company had total assets of $85,527 as compared with $203,986 at June 30, 2001.  This decrease is due principally to general and administrative expenses incurred.

Share capital as at both June 30, 2002 and June 30, 2001 was $7,494,876.

The Company's largest cash outflow in the fiscal year ended June 30, 2002 was general and administrative expenses of $97,539.  The Company's largest cash outflow in the fiscal year ended June 30, 2001 was general and administrative expenses of $197,195.

The most significant contribution to working capital in the year ended June 30, 2002 was provided by interest income of $999.  The most significant contribution to working capital in the year ended June 30, 2001 was provided by interest income of $3,298.

June 30, 2001 Compared to June 30, 2000

At June 30, 2001, the Company's current assets totalled $178,839 compared to $355,644 at June 30, 2000.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities increased slightly to $71,567 from $65,719.   As a result, working capital was $107,272 at June 30, 2001 as compared with working capital of $289,925 at June 30, 2000.  As at June 30, 2001 and June 30, 2000, the Company had no long-term debt.

At June 30, 2001, the Company had total assets of $203,986 as compared with $388,383 at June 30, 2000.  This decrease is due principally to  general and administrative expenses incurred.

Share capital as at both June 30, 2001 and June 30, 2000 was $7,494,876.

The Company's largest cash outflow in the fiscal year ended June 30, 2001 was general and administrative expenses of $197,195.  The Company's largest cash outflow in the fiscal year ended June 30, 2000 was resource property expenditures of $453,235.

The most significant contribution to working capital in the year ended June 30, 2001 was provided by interest income of $3,298.  The most significant contribution to working capital in the year ended June 30, 2000 was provided by interest income of $24,282.

June 30, 2000 Compared to June 30, 1999

At June 30, 2000, the Company’s current assets totalled $355,644 compared to $1,605,373 at June 30, 1999.  The decrease is primarily attributable to general and administrative expenses and expenditures resulting from its investment in formerly held mineral properties.  During the same period, total liabilities decreased significantly to $65,719 from $538,980 as a result of the cessation of active mineral exploration.  As a result of the same factors, working capital was $289,925 at June 30, 2000 as compared with working capital of $1,066,393 at June 30, 1999.  As at June 30, 2000 and June 30, 1999, the Company had no long-term debt.

At June 30, 2000, the Company had total assets of $388,383 as compared with $1,644,513 at June 30, 1999.  This decrease is due principally to general and administrative expenses and expenditures resulting from its investment in formerly held mineral properties.

Share capital as at June 30, 2000 was $7,494,876, down slightly from $7,523,876 as at June 30, 1999 due to the cancellation of escrow shares credited to contributed surplus.

The Company’s largest cash outflow in the fiscal year ended June 30, 2000 was expenditures resulting from its investment in mineral properties of $453,235.  The Company’s largest cash outflow in the fiscal year ended June 30, 1999 was also expenditures resulting from its investment in mineral properties of $2,201,579.  The Company does not expect to incur any further mineral exploration expenditures unless it is successful in acquiring a meritorious resource property.

The most significant contribution to working capital in the year ended June 30, 2000 was provided by interest income of $24,282.  The most significant contribution to working capital in the year ended June 30, 1999 was proceeds of $3,545,008 from the sale of share capital.  During the fiscal year ended June 30, 1999, the Company issued 4,000,000 units (each unit comprised of one share and one non-transferable share purchase warrant, each such warrant entitling the holder thereof to purchase one additional common share exercisable on or before June 10, 2000 at a price of $0.30 per share and thereafter at a price of $0.35 per share until June 10, 2001) to generate proceeds (net of share issue costs) of $1,191,306, 3,966,250 shares pursuant to the exercise of warrants to generate proceeds of $793,250, 3,339,000 special warrants and agent’s special warrants for proceeds (net of costs) of $1,550,452 (which special warrants and agent’s special warrants were converted during the period, with no additional proceeds to the Company, into each unit consisting of one share and one non-transferable share purchase warrant, each such warrant entitling the holder thereof to purchase one additional common share exercisable on or before October 2, 2000 at a price of $0.80 per share as to 3,233,000 warrants and until October 14, 2000 at a price of $0.80 per share as to 106,000 warrants, all of which warrants expired unexercised) and 50,000 shares pursuant to the exercise of incentive stock options to generate proceeds of $10,000.  During the same period, the Company also issued 33,148 shares at a deemed value of $1.00 per share pursuant to a finder’s fee in respect of the Halley and Leoncocha properties.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described in Note 14 to the Company’s financial statements.

Outlook

For the remainder of the fiscal year ending June 30, 2003, the Company’s activities will focus on the exploration of its Elkhorn Prospect.  Based on its existing working capital, the Company expects to require additional financing during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Abdullah M. Basodan

Dr. Basodan is a director of the Company.  He is an economist who has worked both as an assistant professor of Economics at King Saud University and as a senior advisor to the Ministries of Petroleum and Resources of Saudi Arabia.  From 1991 to 2000, Dr. Basodan was the President of Nimir Petroleum Company, an oil company with exploration and production operations in twelve countries.  He has extensive connections with international financial institutions and is a director of a number of companies both in Saudi Arabia and in other countries.  Dr. Basodan is 49 years old.

J. Douglas Brown

Mr. Brown is a director of the Company.  He is the Managing Director of Monmouth Securities (Switzerland) Limited, an independent asset management and legal services company.  He was formerly a Vice-President of Citibank responsible for major investment accounts of high net worth individuals.  Mr. Brown is 59 years old.

Jeffrey Cocks

Mr. Cocks is a director of the Company.  He was the operations manager for Big Valley Resources Ltd. from 1988 to 1998, responsible for finance and administration.  Since that time, he has acted as an independent financial and administrative consultant to private and public venture capital companies.  Mr. Cocks is 40 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award" in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 55 years old.

David W. Mallo

Mr. Mallo is a director of the Company.  He is a consulting geologist.  From 1993 to 2000, Mr. Mallo worked as Vice-President of Exploration for Adrian Resources Ltd. overseeing that company’s operations in the exploration and development of the Petaquilla copper-gold deposits in Panama.  Prior to that time, Mr. Mallo worked as project manager of the Eskay Creek Deposits in Northwestern British Columbia.  Mr. Mallo is 43 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 44 years old.

B.

Compensation

During the fiscal year ended June 30, 2002, the Company paid a total of $9,050 in cash compensation to its directors and officers.  This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below.  No other funds were set aside or accrued by the Company during the fiscal year ended June 30, 2002 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President; and J.G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2002, 2001 and 2000 in respect of the individuals who were, at June 30, 2002, the Named Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
Chet Idziszek President, Chief Executive Officer	2002 2001 2000	nil nil nil	nil nil nil	nil nil $3,000	nil nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil
J.G. Stewart Corporate Secretary	2002 2001 2000	nil nil nil	nil nil nil	nil nil nil	nil nil nil	N/A N/A N/A	N/A N/A N/A	$9,050 $55,000 $46,625

Option Grants in Last Fiscal Year

The Company did not grant any stock options during the fiscal year ended June 30, 2002 to the Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (5)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (5)
Chet Idziszek	nil	nil	54,333	nil
J.G. Stewart	nil	nil	20,000	nil

1.

Number of common shares of the Company acquired on the exercise of stock options.

2.

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX.

3.

The figures relate solely to stock options.

4.

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on June 30, 2002, less the exercise price of in-the-money stock options.

5.

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart received $9,050 for professional services rendered.

The Company did not grant any stock options during the fiscal year ended June 30, 2002 to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2002 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($)(2) (c)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5) (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable(5) (e)
Abdullah M. Basodan	nil	nil	20,000	nil
J. Douglas Brown	nil	nil	20,000	nil
Jeffrey Cocks	nil	nil	40,000	nil
David Mallo	nil	nil	10,000	nil

1.

Number of common shares of the Company acquired on the exercise of stock options.

2.

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on theTSX.

3.

The figures relate solely to stock options.

4.

The closing price of common shares of the Company on the TSX on June 30, 2002 was less than the exercise price of the stock options.

5.

All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended June 30, 2002.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Abdullah M. Basodan has been a director of the Company since August 5, 1998.  J. Douglas Brown has been a director of the Company since July 22, 1998.  Jeffrey Cocks has been a director of the Company since June 23, 1999.  Chet Idziszek has been a director of the Company since May 26, 1997 and the President of the Company since December 16, 1998.  J.G. Stewart has been a director of the Company since December 16, 1998 and the Secretary of the Company since January 14, 1998.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of J. Douglas Brown, Jeffrey Cocks and David Mallo.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and the results of the annual audit and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditors believe should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During each of the three fiscal years ended June 30, 2002, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at October 31, 2002	Number of Options or Warrants Outstanding at October 31, 2002	Beneficial Percentage Ownership(1)	Exercise Price	Expiry Date
Abdullah M. Basodan	72,000	20,000	1.63%	$0.75	November 3, 2003
J. Douglas Brown	72,000	20,000	1.63%	$0.75	November 3, 2003
Jeffrey Cocks	3,500	20,000 20,000	3.24%	$0.75 $1.90	March 11, 2003 June 1, 2004
Chet Idziszek	630,100	17,000 37,333	12.04%	$0.75 $0.75	December 17, 2002 March 11, 2003
David W. Mallo	5,500	5,000 5,000	0.27%	$0.75 $0.75	March 11, 2003 February 15, 2004
J.G. Stewart	8,000	20,000	0.50%	$0.75	March 11, 2003
Total:	791,100	164,333	19.31%

1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2002, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 5,630,280 Common Shares outstanding as of October 31, 2002.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons holding greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at October 31, 2002	Percentage of Common Shares Outstanding at October 31, 2002
Chet Idziszek	630,100	11.2%
Total:	630,100	11.2%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at October 31, 2002 there were 5,630,280 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 7 registered holders of the Company's common shares resident in the United States, holding an aggregate 217,600 common shares, including 8,100 shares held by Cede & Co.  This number represents approximately 3.7% of the total issued and outstanding common shares of the Company as at October 31, 2002.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at October 31, 2002 there were 98 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 511,054 common shares, also including the 8,100 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 104 holding an aggregate 720,554 common shares.  This number represents approximately 12.8% of the total issued and outstanding common shares of the Company as at October 31, 2002.

B.

Related Party Transactions

There were no material transactions in the fiscal year ended June 30, 2002, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence  including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended June 30, 2002 which contain an Audit Report dated August 30, 2002, Balance Sheets as at June 30, 2002 and 2001, Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2002, 2001 and 2000, Statements of Cash Flows for the Fiscal Years Ended June 30, 2002, 2001 and 2000 and Notes to the Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) for each of the last six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2003	$0.09	$0.03
October	$0.08	$0.04
September	$0.06	$0.04
August	$0.08	$0.04
July	$0.09	$0.03
First Quarter	$0.09	$0.03
2002	$0.17	$0.03
June	$0.17	$0.06
May	$0.10	$0.06
Fourth Quarter	$0.17	$0.05
Third Quarter	$0.15	$0.04
Second Quarter	$0.05	$0.04
First Quarter	$0.10	$0.04
2001	$0.25	$0.02
Fourth Quarter	$0.25	$0.02
Third Quarter	n/a	n/a
Second Quarter	n/a	n/a
First Quarter	n/a	n/a
2000	$0.48	$0.06
1999	$0.95	$0.28
1998	$1.29	$0.41

The common shares of the Company were halted from trading from February 17, 2000 to April 3, 2001 following the announcement of the proposed Grenwill acquisition. The shares recommenced trading following the termination of the proposed acquisition and the consolidation of the Company’s share capital.  The closing price of the Company’s common shares on the TSX Venture Exchange on October 31, 2002 was $0.05.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares have traded on the Vancouver Stock Exchange since February 24, 1986.  They presently trade under the symbol “LUV” on the TSX Venture Exchange, the successor exchange to the Vancouver Stock Exchange.

D.

Selling Shareholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was incorporated on June 22, 1978 pursuant to the Company Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under incorporation number 177035.  The Company is not limited in its objects and purposes.

With respect to directors, the Articles of the Company provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof.  This prohibition does not apply to:

(i)

any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii)

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

(iii)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv)

determining the remuneration of the directors;

(v)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(vi)

the indemnification of any director by the Company.

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days’ notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period.  In addition, the Company is obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting.  The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries.  No shares of the Company owned by registrants or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

The Company has not entered into any contracts other than in the ordinary course of business during the past two years other than a memorandum of understanding in July 2000 with Grenwill Limited (“Grenwill”) to acquire, subject to regulatory approval, all of the issued shares of Grenwill, a private wireless commerce start-up based in Finland.  The Company received shareholder approval of the proposed acquisition at its annual general meeting in December 2000, however, subsequent to obtaining such approval, Grenwill and the Company agreed not to proceed with the transaction because of Grenwill’s inability to obtain financing to carry out its business plan.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 - Additional Information - E. Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certified date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company's total assets are less than the $5 million notification threshold, and because the Company's business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisitions of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisitions of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3.

indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as  uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

E.

Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realizes a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

F.

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at June 30, 2002, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor, to the best of its knowledge, anyone else has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the  Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 14 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 10 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

a)

Financial Statements

b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Registrant and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Registrant and Imperial Investments Ltd.
* 4.D.	Memorandum of Understanding dated July 3, 2000 between the Registrant and Grenwill Limited
99.1.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

Lund Ventures Ltd.

(an exploration stage company)

Consolidated Financial Statements

June 30, 2002 and 2001

(expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as presented in note 14. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“James G. Stewart”

“Chet Idziszek”

James G. Stewart

Chet Idziszek

Secretary

President and Chief Executive Officer

Vancouver, B.C., Canada

August 30, 2002

Independent Auditors’ Report

To the Shareholders of

Lund Ventures Ltd.

We have audited the consolidated balance sheets of Lund Ventures Ltd. (an exploration stage company) as at June 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated financial statements for the year ended June 30, 2000, prior to the restatement giving effect to the consolidation of shares described in note 6(b), were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 6, 2000. We have examined the adjustments that were applied to restate the financial statements for the year ended June 30, 2000 and in our opinion, such adjustments are appropriate and have been properly applied.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

August 30, 2002

Comments by the Auditors on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated August 30, 2002 is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

August 30, 2002

Auditors’ Report

To the Shareholders of

Lund Ventures Ltd. (an exploration stage company)

We have audited the statements of loss and deficit and cash flows of Lund Ventures Ltd. (an exploration stage company) for the year ended June 30, 2000.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended June 30, 2000 in accordance with Canadian generally accepted accounting principles consistently applied.

(Signed) Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia

September 6, 2000

Lund Ventures Ltd.

(an exploration stage company)

Consolidated Balance Sheets

As at June 30, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $

Assets

Current assets
Cash and cash equivalents	6,875	110,888
Accounts receivable	765	4,094
Prepaid expenses and deposits (note 9(b))	51,000	63,857

	58,640	178,839

Resource property (note 4)	7,500	-

Fixed assets (note 5)	19,387	25,147

	85,527	203,986

Liabilities

Current liabilities
Accounts payable and accrued liabilities	10,936	34,555
Provision for liabilities of discontinued operations (note 12)	-	37,012

	10,936	71,567

Shareholders’ Equity

Capital stock (note 6)
Authorized
200,000,000 common shares without par value

Issued
5,630,280 common shares	7,494,876	7,494,876

Contributed surplus (note 6(a))	29,000	29,000

Deficit	(7,449,285)	(7,391,457)

	74,591	132,419

	85,527	203,986

Going concern (note 1)

Nature of operations (note 2)

Approved by the Board of Directors

__________“Chet Idziszek”______________ Director

______“James G. Stewart”____ Director

The accompanying notes are an integral part of these consolidated financial statements.

Lund Ventures Ltd.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended June 30, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $

Expenses
Accounting and audit	18,808	21,500	29,078
Bank charges and interest	186	232	454
Consulting	-	3,500	40,100
Depreciation	5,760	7,592	9,565
Filing fees	6,782	5,805	6,464
Legal fees	9,718	47,508	65,533
Office	4,448	13,720	58,607
Rent	23,096	31,075	44,635
Shareholders’ information	3,884	11,479	5,847
Transfer agent’s fees	4,652	5,509	5,259
Travel and public relations	5,340	3,290	21,541
Wages and casual labour	14,865	45,985	61,035

	97,539	197,195	348,118

Other
Interest income	999	3,298	24,282
Foreign exchange gain (loss)	1,700	3,652	(5,797)
Write-off of mineral property and deferred exploration costs (note 4(b))	-	-	(453,235)

	2,699	6,950	(434,750)

Loss before discontinued operations	94,840	190,245	782,868

Discontinued operations (note 12)	(37,012)	-	1

Loss for the year	57,828	190,245	782,869

Deficit - Beginning of year	7,391,457	7,201,212	6,418,343

Deficit - End of year	7,449,285	7,391,457	7,201,212

Basic and diluted loss per share	0.01	0.03	0.13

Weighted average number of shares outstanding	5,630,280	5,630,280	6,018,531

The accompanying notes are an integral part of these consolidated financial statements.

Lund Ventures Ltd.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended June 30, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $

Cash flows from operating activities
Loss for the year	(57,828)	(190,245)	(782,869)
Items not affecting cash
Depreciation	5,760	7,592	9,565
Discontinued operations	(37,012)	-	1
Write-off of mineral property and deferred exploration costs	-	-	453,235
Foreign exchange gain	(1,700)	(3,652)	-
Net changes in non-cash working capital items
Accounts receivable	3,329	11,213	26,527
Prepaid expenses and deposits	12,857	-	(56,357)
Accounts payable and accrued liabilities	(23,619)	12,407	(473,261)

	(98,213)	(162,685)	(823,159)

Cash flows from discontinued operations
Loss from discontinued operations (note 12)	-	-	(1)
Payment of liabilities of discontinued operations	-	(6,559)	1

	-	(6,559)	-

Cash flows from investing activities
Exploration and development costs	(7,500)	-	(453,235)
Additions to fixed assets	-	-	(3,165)

	(7,500)	-	(456,400)

Foreign exchange gain on cash held in foreign currency	1,700	3,652	-

Decrease in cash and cash equivalents	(104,013)	(165,592)	(1,279,559)

Cash and cash equivalents - Beginning of year	110,888	276,480	1,556,039

Cash and cash equivalents - End of year	6,875	110,888	276,480

The accompanying notes are an integral part of these consolidated financial statements.

Going concern

The consolidated financial statements of Lund Ventures Ltd. (the company) are prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not contain the adjustments that would be necessary should the company be unable to continue as a going concern.

As at June 30, 2002, the company has working capital of $47,704. The company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern. Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and exploration costs on its oil and gas properties.

Nature of operations

The company was incorporated on June 22, 1978, as Hutch Apparel Limited under the Company Act of British Columbia. The company changed its name to Cherry Lane Fashion Group (North America) Ltd. in 1988, to Maracote International Resources Inc. in 1998, and to Lund Ventures Ltd. in 2001.

The company was previously involved in the purchase, warehousing and reselling of clothing items in Canada and Washington State. The company began to wind down its operations in this regard in 1995, closing its operations in 1996. These operations were recorded in these consolidated financial statements as discontinued operations (note 12).

The company is now in the business of exploring resource properties. The company’s current oil and gas exploration activities are in the pre-production stage; consequently, the company considers itself to be an exploration stage company. The recoverability of the company’s investments in oil and gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration, and future profitable commercial production or proceeds from the disposition thereof.

Significant accounting policies

The company’s consolidated financial statements are presented in accordance with generally accepted accounting principles (GAAP) applicable in Canada. The significant measurement differences between these principles and those that would be applied under United States GAAP are disclosed in note 14.

The significant accounting policies used in these consolidated financial statements are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the company and its inactive wholly owned subsidiary Minera Maracote Peru S.A. All intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

Monetary items in a foreign currency are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the year. The resulting foreign exchange gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks, and highly liquid investments with an original maturity of 90 days or less.

Resource properties

Oil and gas properties

The company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities and capitalized financing costs. General and administrative costs are expensed in the period in which they are incurred.

When the value of the property is considered to be impaired, the amount of the impairment is added to depletion. The company will apply an annual ceiling test to ensure that its oil and gas properties are carried at the lower of capitalized cost and net recoverable value. Capitalized cost is the net book value of oil and gas properties less the accumulated future site restoration provision and future income taxes. Net recoverable value is the amount of estimated future net revenue from production of proven reserves at year-end prices and costs, plus the cost of unproved properties (net of impairments), less estimated costs for future operating, administrative overhead, financing, site restoration and income taxes.

Mineral properties

The company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, related to the acquisition and exploration of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. The net costs related to abandoned properties are charged to earnings.

The company regularly reviews the carrying values of its mineral properties by reference to the project economics including the timing of the exploration work, the work programs and the exploration results experienced by the company and others.

Fixed assets

Fixed assets are recorded at cost. Depreciation is provided annually using the following rates:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. Contingently issuable shares are included in the computation of weighted average number of shares once all conditions necessary for their issuance have been satisfied. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

During the year ended June 30, 2002, the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500 “Earnings Per Share”. The impact of the revised standard on the financial statements for the years ended June 30, 2001 and 2000 is considered to be immaterial.

Stock options

From time to time, the company issues stock options as described in note 7. No compensation expense has been recognized when stock options are granted to or exercised by directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to capital stock.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Resource property

a)

Elkhorn Prospect, Manitoba

During the year ended June 30, 2002, the company entered into an agreement whereby it can acquire a 25% working interest in an unproven oil and gas property in southwest Manitoba known as the Elkhorn Prospect. To acquire the 25% working interest, the company must pay $15,000 of which $7,500 has been paid and the balance of $7,500 is to be paid upon the company’s completion of a private placement to raise not less than $100,000. To maintain its 25% interest, the company must bear 33.3% of all costs associated with the exploration and development of the prospect.

b)

Halley, Peru

Pursuant to an agreement dated April 7, 1998, the company was granted an option to acquire a 65% interest in seven mining claims known as the Halley and Leoncocha gold properties in southern Peru. During August 1999, the company decided not to proceed with its option and, accordingly, wrote off $2,539,212 of costs incurred prior to June 30, 1999 in 1999 and $453,235 of costs incurred in the year ended June 30, 2000.

Fixed assets

	2002

	Cost $	Accumulated depreciation $	Net $

Computer equipment	16,810	11,696	5,114
Furniture and fixtures	30,322	16,049	14,273

	47,132	27,745	19,387

	2001

	Cost $	Accumulated depreciation $	Net $

Computer equipment	16,810	9,504	7,306
Furniture and fixtures	30,322	12,481	17,841

	47,132	21,985	25,147

Capital stock

Authorized

200,000,000 common shares without par value

Issued

	Number of shares	Amount $

Balance - June 30, 1999	31,051,398	7,523,876
Cancellation of escrow shares (a)	(2,900,000)	(29,000)

Balance - June 30, 2000	28,151,398	7,494,876
Consolidation of shares on 5:1 basis (b)	(22,521,118)	-

Balance - June 30, 2001 and 2002	5,630,280	7,494,876

a)

During the year ended June 30, 2000, the company cancelled 2,900,000 shares that had been held in escrow and accordingly transferred $29,000 to contributed surplus.

b)

On May 28, 2001, the company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share and the consolidated shares began trading under the company’s new name, Lund Ventures Ltd.

Stock options

The company does not have a formal stock option plan. The B.C. Securities Commission permits the company to provide for stock options up to a maximum of 10% of issued share capital, which may be granted to directors, employees and consultants of the company at a price that is the higher of the previous day’s closing price and the average price for the 15 days prior to the granting of the option as quoted on the TSX Venture Exchange. The options vest under regulatory guidelines.

During the years ended June 30, 2002, 2001 and 2000, the change in stock options issued to officers, employees and directors is as follows:

	2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding - Beginning of year	275,666	0.92	372,400	0.87	383,400	2.75
Forfeited	(4,000)	0.75	(96,734)	0.75	(11,000)	2.60

Options outstanding and exercisable - End of year	271,666	0.92	275,666	0.92	372,400	0.87

As at June 30, 2002, stock options outstanding and exercisable are as follows:

Number of shares	Exercise price $	Expiry date	Remaining contracting life (years)

34,000	0.75	December 17, 2002	0.47
129,666	0.75	March 11, 2003	0.70
21,000	0.75	October 21, 2003	1.31
40,000	0.75	November 3, 2003	0.35
7,000	0.75	February 15, 2004	1.63
40,000	1.90	June 1, 2004	1.92

271,666

During the year ended June 30, 2000, the company repriced all options except those expiring June 1, 2004 from exercise prices ranging from $2.60 to $3.40 to an exercise price of $0.75.

Share purchase warrants

During the years ended June 30, 2002, 2001 and 2000, the change in share purchase warrants outstanding is as follows:

	2002		2001		2000

	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $

Warrants outstanding - Beginning of year	-	-	1,467,800	2.77	1,467,800	2.41
Expired	-	-	(1,467,800)	2.77	-	-

Warrants outstanding - End of year	-	-	-	-	1,467,800	2.77

Related party transactions

a)

The company incurred costs with directors, officers and companies related by directors in common as follows:

	2002 $	2001 $	2000 $

Consulting fees	-	3,500	43,100
Legal fees	9,684	46,545	44,806

b)

The company has an arrangement whereby it rents office space from Adrian Resources Ltd. (Adrian) and Madison Enterprises Corp. (Madison), companies with common directors. Included in prepaid expenses and deposits are amounts provided to Madison and Adrian for a rental security deposit of $3,857 and a rent advance of $47,143 to cover rent until May 31, 2003. The company is currently obligated to pay rent at $4,286 per month until May 1, 2003. The company paid $23,096 in rental payments during the year ended June 30, 2002.

Financial instruments

At June 30, 2002, the carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values based on the short-term nature of these instruments.

Income taxes

a)

The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying the statutory rates as follows:

	2002	2001	2000

Statutory tax rate	39.62%	45.62%	45.62%

	$	$	$

Loss for the year	(57,828)	(190,245)	(782,869)

Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(22,911)	(86,790)	(357,145)
Losses for which no tax benefit has been recognized	22,911	86,790	357,145

Recovery of income taxes	-	-	-

b)

The company has Canadian non-capital losses of approximately $1,289,000 that may be available for tax purposes. The potential benefit of these losses has not been reflected in these financial statements. The losses expire as follows:

$

2004	64,000
2005	267,000
2006	381,000
2007	330,000
2008	189,000
2009	58,000

1,289,000

c)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for tax purposes. The significant components of the company’s future tax assets as at June 30, 2002 and 2001 are set out below.

As the realization of these potential future tax deductions is uncertain at this time and cannot be viewed as more likely than not, a valuation allowance has been applied. Consequently, no future tax asset has been recognized for accounting purposes.

	2002 $	2001 $

Long-term future tax assets
Tax value of resource properties and fixed assets in excess of book value	1,075,792	1,375,183
Non-capital loss carry-forwards	459,413	738,005
Share issuance costs	2,368	15,016

	1,537,573	2,128,204
Less: Valuation allowance	(1,537,573)	(2,128,204)

Net future tax assets	-	-

Discontinued operations

During the year ended June 30, 2002, the company reversed $37,012 for the provision for liabilities of discontinued operations. This amount was reversed as management has determined that the company has no liability in respect of these past services.

Segmented information

The company is in the business of exploring resource properties. The company’s current oil and gas exploration activities are in the pre-production stage, consequently, the company considers itself to be an exploration stage company.

The company’s fixed assets and resource property are all located in Canada.

Differences between Canadian and United States generally accepted accounting principles (GAAP)

These consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The significant measurement differences between GAAP in Canada and the United States that have an effect on these consolidated financial statements are that for Canadian GAAP the company recorded exploration and development costs of $453,235 in the year ended June 30, 2000 as a cash outflow from investing activities. Under U.S. GAAP these exploration costs would have been recorded as a cash outflow from operating activities. There is no impact on consolidated net loss.

a)

Resource properties

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 3. For U.S. GAAP purposes, the company expenses as incurred the acquisition and exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under SFAS 121.

Oil and gas properties

The company follows the full cost method of accounting for oil and gas properties, and accordingly, there are no significant measurement differences with U.S. GAAP.

b)

Accounting for stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at exercise prices which are at or above the quoted market value of the company’s common shares at the date of grant, there is no compensation cost to be recognized by the company.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the quoted market value of the company’s common shares exceeds the exercise price. During the year ended June 30, 2002, no compensation expense has arisen in respect of variable compensation arising from options repriced during the year ended June 30, 2000.

c)

New pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset’s carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the Section on July 1, 2002.

In May 2001, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and technical correction”. This standard update, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are not longer required to be treated as an extraordinary item, net of income taxes. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 13th day of November, 2002.

LUND VENTURES LTD.

        "Chet Idziszek"

Per:(signed) Chet Idziszek

Title: President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Lund Ventures Ltd. (the "Company");

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6.

The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 13, 2002

"Chet Idziszek"

Chet Idziszek, President

I, Naomi Corrigan, certify that:

1.

I have reviewed this annual report on Form 20-F of Lund Ventures Ltd. (the "Company");

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the AEvaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6.

The Company's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 13, 2002

"Naomi Corrigan"

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Registrant and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder's Fee Agreement dated November 9, 1998 between the Registrant and Imperial Investments Ltd.
* 4.D.	Memorandum of Understanding dated July 3, 2000 between the Registrant and Grenwill Limited
99.1.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company's Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Ventures Ltd. (the “Company”) for the year ended June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 13, 2002

“Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Ventures Ltd. (the “Company”) for the year ended June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 13, 2002

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer