Form 20-F
period 2003-06-30
LUND GOLD LTD
filed 2003-11-17
CIK 1075756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-29960

Lund Gold Ltd.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Address of principal executive offices)

Page 1 of 58 Pages

The Exhibit Index is located on Page 58

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

_____________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

5,630,280

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

  No _________

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17

X

  Item 18 _________

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable

X

The information set forth in this Annual Report on Form 20-F is as at June 30, 2003 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 19 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 17, 2003

VIA EDGAR

U.S. Securities and Exchange Commission

Document Control, Room 1004

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549-0405

Dear Sir or Madam:

Re:

Form 20-F Annual Report - Commission File Number 0-29960

Please find enclosed for filing, pursuant to the Securities and Exchange Act of 1934, as amended from time to time, the Company=s Annual Report on Form 20-F for its June 30, 2003 fiscal year end, including exhibits.

Please do not hesitate to call me if you have any questions or comments regarding this matter.

Yours Truly,

LUND GOLD LTD.

“Signed: J. Stewart”

per:

J.G. Stewart

Secretary

JGS:rd

cc:

Davidson & Company, attn: David Harris

PricewaterhouseCoopers, attn: John Bowles

Standard & Poors

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS

8

PART I

11

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

AND ADVISORS

11

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

11

ITEM 3.

KEY INFORMATION

11

A.

Selected Financial Data

11

B.

Capitalization and Indebtedness

13

C.

Reasons For The Offer and Use of Proceeds

13

D.

Risk Factors

13

Exploration and Development Risks

13

Title Matters

13

Conflicts of Interest

14

Currency Fluctuations

14

Additional Funding Requirements

14

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

14

Stock Subject to Penny Stock Rules

15

Competition

15

Mineral Prices

15

Foreign Countries and Regulatory Requirements

15

Environmental and Other Regulatory Requirements

16

Brazil Political Risks

16

Dividends

16

Share Price Volatility; Price Fluctuations

17

Company's Officers and Directors Resident Outside U.S.;

Potential Unenforceability of Civil Liabilities and Judgments

17

If the Company is Unable to Successfully Develop and Subsequently

Generate Sufficient Cash Flow from its Properties, the Company

Could be Treated as a Passive Foreign Investment Company

for U.S. Tax Purposes, Possibly Resulting in Additional Taxes

to Its U.S. Stockholders and Less Liquidity for the Stock

17

ITEM 4.

INFORMATION ON THE COMPANY

18

A.

History and Development of the Company

18

Option to Acquire the Halley and Leoncocha Property

18

Acquisition of Grenwill Limited

18

Acquisition of Elkhorn Property

18

Acquisition of the Aldebarán Property, Brazil

19

B.

Business Overview

20

C.

Organizational Structure

21

D.

Property Plants and Equipment

21

Aldebarán Property, Brazil

21

Title

21

Location, Access & Physiography

23

Exploration History

24

Regional and Local Geology

24

Mineralization

25

Recent Exploration

26

Proposed Exploration

26

Brazil Mining Law

27

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

29

A.

Operating Results

29

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended

June 30, 2002

29

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended

June 30, 2001

30

Fiscal Year Ended June 30, 2001 Compared to Fiscal Year Ended

June 30, 2000

30

B.

Liquidity and Capital Resources

31

June 30, 2003 Compared to June 30, 2002

31

June 30, 2002 Compared to June 30, 2001

31

June 30, 2001 Compared to June 30, 2000

31

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

32

Outlook

32

C.

Research and Development, Patents and Licenses, etc.

32

D.

Trend Information

32

E.

Off-Balance Sheet Arrangements

32

F.

Tabular Disclosure of Contractual Obligations

32

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

A.

Directors and Senior Management

33

B.

Compensation

34

Cash and Non-Cash Compensation - Executive Officers and Directors

34

Option Grants in Last Fiscal Year

35

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End

Option Values

35

Defined Benefit or Actuarial Plan Disclosure

36

Termination of Employment, Change in Responsibilities and Employment

Contracts

36

Directors

36

C.

Board Practices

37

D.

Employees

37

E.

Share Ownership

37

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS

38

A.

Major Shareholders

38

B.

Related Party Transactions

38

C.

Interests of Experts and Counsel

39

ITEM 8.

FINANCIAL INFORMATION

39

A.

Consolidated Statements and Other Financial Information

39

B.

Significant Changes

39

ITEM 9.

THE OFFER AND LISTING

40

A.

Offer and Listing Details

40

B.

Plan of Distribution

40

C.

Markets

40

D.

Selling Shareholders

40

E.

Dilution

41

F.

Expenses of the Issue

41

ITEM 10.

ADDITIONAL INFORMATION

41

A.

Share Capital

41

B.

Memorandum and Articles of Association

41

C.

Material Contracts

42

D.

Exchange Controls

43

E.

Taxation

45

Material Canadian Federal Income Tax Consequences

45

Dividends

45

Capital Gains

45

Material United States Federal Income Tax Consequences

46

U.S. Holders

47

Distributions on Common Shares of the Company

47

Foreign Tax Credit

47

Information Reporting and Backup Withholding

48

Disposition of Common Shares of the Company

48

Currency Exchange Gains or Losses

48

Other Considerations

48

Foreign Personal Holding Company

49

Foreign Investment Company

49

Passive Foreign Investment Company

49

Controlled Foreign Corporation

50

F.

Dividends and Paying Agents

51

G.

Statements by Experts

51

H.

Documents on Display

51

I.

Subsidiary Information

51

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

51

PART II

52

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY

SECURITIES

52

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

52

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

52

ITEM 15.

CONTROLS AND PROCEDURES

52

PART III

53

ITEM 17.

FINANCIAL STATEMENTS

53

ITEM 18.

FINANCIAL STATEMENTS

53

ITEM 19.

EXHIBITS

54

SIGNATURES

55

CERTIFICATIONS

56

EXHIBIT INDEX

58

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Acid	A descriptive term applied to igneous (volcanic) rocks containing greater than 60% silica in their composition.
Alkaline	Igneous rocks containing more sodium and potassium than is average for the group of rocks to which they belong, thereby having the qualities of a base substance.
Alluvial	Material deposited by the mechanical action of a stream or running water.
Anorogenic	Processes which are not related to tectonic activity or disturbance. Related to crustally inactive events.
Aphanitic	Descriptive term for any igneous rocks whose fine-grained constituents are too small to be distinguished by the unaided eye.
Arenite	A general descriptive term applying to any consolidated sedimentary rock composed of sand-sized fragments, irrespective of composition.
Breccia	A coarse-grained clastic rock composed of angular shaped, broken rock fragments held together by a fine-grained matrix or mineral cement.
Calc-Alkaline	A term describing igneous rocks containing plagioclase feldspar.
Caldera	A large basin-shaped volcanic depression which is more or less circular in appearance.
Chalcedonic	A term describing a rock composed of chalcedony, a crytocrystalline variety of quartz which may be translucent or semitransparent with a wax like luster.
Clastic	Pertaining to a rock or sediment composed primarily of fragments derived from pre-existing rocks/minerals and transported some distance from their origin.
Coeval	An event having the same age, date of origin or actions occurring at the same time.
Comb-textured	The visual texture of a rock displaying a vein filling in which sub-parallel crystals, most commonly quartz or calcite, grow perpendicular to the vein walls thereby resembling the teeth of a comb.
Continental rift

A grand scale structural feature represented by a long, narrow continental-scale trough bounded by normal faults.  These features create extensive horst and graben structures (upthrown and downthrown blocks of continental material) and are most often associated with extensive volcanism.

Duricrust	The hard packed crust on the surface or a layer within the upper horizons of a soil profile. It is formed by soluble mineral precipitate from mineal-bearing waters.
Epithermal

The environment comprising the appropriate temperature/pressure constituents or the resulting hydrothermal mineral deposit produced within this environment.  The deposits are most commonly vein or vein swarms formed within 1 kilometre of the earth’s surface in the 50º - 200º Celsius temperature range.

Feldspar	The most widespread of any mineral group, constitute 60% of the earth’s crust and occur in all rock types.
Feldspathic	A rock or mineral aggregate containing feldspar as a component.
Ferruginous	Pertaining to or containing iron as a constituent part.
Geochronology	The study of time in relationship to the history of the earth.
Gneiss	A foliated metamorphic rock formed by regional metamorphism in which band/lenticles of granular minerals alternate with bands/lenticles of flaky or elongate prismatic minerals.
Goethite

A yellow, red or brown iron rich mineral which is the most common constituent of limonite and occurs especially as a weathering product of gossans (iron-bearing weathered product overlying a sulphide deposit).

Graben	An elongate, relatively depressed crustal unit or crustal block that is bounded by faults along the margins of its long axis.
Granitoids	A general descriptive term for any granitic rock unit (plutonic rock in which quartz makes up 10-50% of the felsic component).
Hydrothermal	Pertaining to hot water, the action of hot water or the products of this action such as a mineral deposit precipitated from a hot aqueous solution.
Ignimbrites	The resultant rock formed by the widespread deposition and consolidation of ash flows.
Iron pisolites	A sedimentary rock comprised of cemented accretions of pea-shaped and sized concentric components.
Laminated	The finest stratification (layering) within sedimentary rocks produced by the consistent flow of ground water.
Laterite	A highly weathered red subsoil or material rich in secondary oxides of iron or aluminum. Development occurs in tropical environment as a residual product of weathering.
Latosol	A group of soils characterized by deep weathering and an abundance of hydrous-oxide material. These soils develop under forested, humid, tropical conditions.
Limonite	A geologic field term relating to a group of brown, amorphous, hydrous ferric oxides. It is commonly a secondary mineral formed by the oxidation (weathering) of iron-bearing materials.
Lineament	A linear shaped topographic feature of regional extent believed to directly reflect crustal structures.
Lithogeochemistry	The study relating to the chemistry (chemical composition) of the mineral groups comprising the lithosphere (rocks, soils, sediments).
Mafic	Those igneous rocks composed chiefly of dark, ferromagnesian minerals.
Magmatism	The process associated with the development and movement of magma, and its solidification into igneous rocks.
Magnetometer	A geophysical instrument which is utilized to measure the earth’s magnetic field and its charges.
Manganiferous	The alteration or weathering of a rock unit or soil horizon containing manganese as a principle component.
Metallogenic Province	A broad area characterized by a particular assemblage of mineral deposits, or distinct type of mineralization.
Migmatite	A rock unit composed of igneous, igneous-appearing and/or metamorphic materials which are generally distinguishable megascopically.
Orogenies	Related to the events associated with the process of mountain formation.
Petrology	The branch of geologic study dealing with the origin, occurrence, structure and history of rocks.
Plutonic	Pertaining to igenous rocks formed at great depth.
Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.
Pyroclastic	Any rock which consists of unreworked solid material, of whatever size, that has been explosively or aerially ejected from a volcanic vent.
Rhyolite	A group of extrusive igneous rocks typically porphyritic and commonly exhibiting flow textures. These rocks are the extrusive equivalent (compositionally) of granites.
Saprolite

A soft, earthy, clay-rich thoroughly decomposed rock formed in-place by chemical weathering.  Commonly displays pre-weathering structures of original rock units.  Occurs especially in humid, tropical environments.

Sericitization	The chemical alteration process which produces sericite as a principal mineral. Sericite is a white talc-like, silky fine-grained micaceous mineral.
Stockwork

A mineral deposit, or vein network, consisting of a three-dimensional network of planar to irregular veins and veinlets spaced closely enough that the entire mass might be mined together as a single entity.

Subaerial	Referring to features which are formed, existing or taking place on the land surface. It is in contrast to subaqueous (beneath water events).
Tonalite	A quartz diorite, plutonic rock similar in composition to a diorite but with appreciably higher quartz content. The extrusive equivalent of a dacite.
Tuffaceous	A general descriptive term referring to all consolidated, pyroclastic rocks.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 14 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the years ended June 30, 2003 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended June 30
		2003	2002	2001	2000	1999
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items(1)
	Total	($184,661)	($57,828)	($190,245)	($782,868)	($2,919,306)
	Per Share (1)	($0.07)	($0.02)	($0.07)	($0.26)	($1.35)
(c)	Total assets	$225,826	$85,527	$203,986	$388,383	$1,644,513
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	7,494,876	7,494,876	7,494,876	7,494,876	7,523,876
(f)	Total shareholder equity (deficiency)	($11,570)	$74,591	$132,419	$322,664	$1,105,533
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($184,661)	($57,828)	($190,245)	($782,868)	($2,919,306)
	Per Share (1)	($0.07)	($0.02)	($0.07)	($0.26)	($1.35)

(1)

On May 28, 2001, the Company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share.  On July 10, 2003, the Company’s issued and outstanding common shares were further consolidated on the basis of two old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidations.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended June 30
		2003	2002	2001	2000	1999
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($283,154)	($57,828)	($190,245)	($782,868)	($2,919,306)
	Per Share¹	($0.10)	($0.02)	($0.07)	($0.26)	($1.35)
(c)	Total assets	$127,333	$85,527	$203,986	$388,383	$1,644,513
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	7,494,876	7,494,876	7,494,876	7,494,876	7,523,876
(f)	Total shareholder equity (deficiency)	($110,063)	$74,591	$132,419	$322,664	$1,105,533
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($283,154)	($57,828)	($190,245)	($782,868)	($2,919,306)
	Per Share¹	($0.10)	($0.02)	($0.07)	($0.26)	($1.35)

(1)

On May 28, 2001, the Company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share.  On July 10, 2003, the Company’s issued and outstanding common shares were further consolidated on the basis of two old shares for one new share.  Accordingly, amounts presented for earnings (loss) per shares have been restated to show comparative figures giving effect to the consolidations.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On November 10, 2003, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.3106.

The following table sets out the high and low exchange rates for each of the last six months.

	2003
	October	September	August	July	June	May
High for period	1.3518	1.3957	1.4165	1.418	1.3787	1.4263
Low for period	1.3021	1.3415	1.3761	1.3355	1.3323	1.3438

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30
	2003	2002	2001	2000	1999
Average for the period	1.5066	1.5677	1.5198	1.4725	1.53

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

Exploration Risks

The Company is engaged in the business of acquiring interests in and exploring resource properties in the hope of locating mineral reserves.  The Company's property interests are in the exploration stage only and are without a known body of commercial ore.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties.  Such delays could materially adversely affect the financial performance of the Company.

The business of mineral exploration is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  The Company will have insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing.  However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons.  In particular, the Company is not insured for environmental liability or earthquake damage.

Title Matters

The acquisition of title to mineral concessions in Brazil is a very detailed and time-consuming process.  Failure to comply with the requirements of the DNPM with respect to exploration permits and mining concessions may result in a loss of title.  While the Company has diligently investigated title to all exploration concessions and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  Other parties (including indigenous landowners) may dispute title to the exploration properties in which the Company has an interest or the right to acquire an interest.  The properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

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

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company's property interests in Brazil may make it subject to foreign currency fluctuations.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.  The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.  Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.  The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of June 30, 2003, was $7,633,946.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any new reserves or result in any commercial mining operation.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the price of gold will be such that the Company’s property can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently, the Company’s only property is located in Brazil.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Brazil as a developing country may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on its various properties will be obtained.  Additional permits and studies, which may include  environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential mining and processing operations and exploration activities in Brazil are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in advancement of new exploration properties.

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Brazil Political Risks

Mineral exploration and mining activities in Brazil may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.175 to a high of $0.99 in the period beginning June 30, 2003 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

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

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Lund Gold Ltd. (the “Company”) is a British Columbia company engaged in the acquisition and exploration of natural resource properties.  The Company was incorporated on June 22, 1978 as “Hutch Apparel Limited” by filing a Memorandum and Articles with the Registrar of Companies under the Company Act (British Columbia).  The Company subsequently changed its name to “Cherry Lane Fashion Group (North America) Ltd.” on June 24, 1988 and further changed its name to “Maracote International Resources Inc.” on July 8, 1998.  On May 28, 2001, the Company changed its name to Lund Ventures Ltd. and consolidated its common shares on a one-for-five basis and increased the authorized capital back up to 200,000,000 common shares without par value.  On July 10, 2003, the Company changed its name to Lund Gold Ltd. and consolidated its common shares on a one-for-two basis and increased its authorized capital back up to 200,000,000 common shares without par value.

The Company has one wholly-owned inactive subsidiary, a Peruvian corporation named Minera Maracote Perú S.A., however, the Company has since abandoned its interest in that company.

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

Completion of the transaction was subject to a number of conditions, including but not limited to, the acceptance of the Canadian Venture Exchange (now the TSX Venture Exchange) and disinterested shareholder approval.  Shareholder approval was obtained at the Company’s annual general meeting in December 2000, however, after obtaining such approval, Grenwill and the Company agreed not to proceed with the transaction because of Grenwill’s inability to obtain financing to carry out its business plan.

Acquisition of Elkhorn Property

In April 2002, the Company entered into an agreement with Austin Developments Corp. to acquire a 25% working interest in an oil and gas property covering 640 acres in southwest Manitoba known as the Elkhorn Property.  This acquisition was to form the basis of the Company’s reactivation on the TSX Venture Exchange.  The Exchange, however, advised the Company that it did not consider the Elkhorn Property at a sufficiently stage of development for this purpose and so the Company abandoned its interest in the Elkhorn Property.

Acquisition of the Aldebarán Property, Brazil

In May 2003, the Company, jointly with Goldmarca Limited (formerly Hydromet Technologies Limited) (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Aldebarán Property - Title” below.

Global has the right to acquire its interest in the Aldebarán Property pursuant to an agreement (the “Underlying Agreement”) between Global, the owner of the surface rights, José Pereira da Silva and his wife, and the owner of the mineral rights to the Aldebarán Property, Lithos Minerçao.  Pursuant to the Underlying Agreement, Global has the right to acquire up to a  100% interest in the Aldebarán Property, free and clear of all liens and encumbrances other than a production royalty at a rate to be determined (the “Royalty”) in favour of the owner of the surface rights not to exceed US$750,000 in total or US$250,000 in any one year.  Other than the cash payments and share issuances to Global, the exercise requirements for the First Option, the Second Option and the Third Option are simply an assumption by the Company and Goldmarca of the terms of the Underlying Agreement.

In order to exercise the First Option, the Company and Goldmarca must:

(a)

pay the owner of the surface rights:

(i)

US$1,000 per month from February 1, 2003 to December 31, 2003, provided however that this monthly payment was the Company’s sole responsibility until July 31, 2003;

(ii)

US$2,000 per month from January 1, 2004 to December 31, 2005;

(iii)

US$3,000 per month from January 1, 2006 to December 31, 2007;

(b)

pay the owner of the mineral rights:

(i)

US$70,000 by December 31 2004;

(ii)

a further US$100,000 by December 31, 2005;

(iii)

a further US$150,000 by December 31, 2006;

(iv)

a further US$300,000 by December 31, 2007;

(c)

pay Global:

(i)

US$20,000 by July 31 2004;

(ii)

a further US$200,000 by December 31, 2004;

(iii)

a further US$250,000 by December 31, 2005;

(iv)

a further US$300,000 by December 31, 2006;

(v)

a further US$2,500,000 by December 31, 2007;

(d)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$100,000 must be incurred by October 31, 2003, US$350,000, in the aggregate, by March 31, 2004, US$600,000, in the aggregate, by March 31, 2005, US$850,000, in the aggregate, by March 31, 2006 and US$1,150,000, in the aggregate, by March 31, 2007, provided that the US$350,000 to be incurred by March 31, 2004 is the sole responsibility of the Company and the next US$250,000 to be incurred by March 31, 2005 is the sole responsibility of Goldmarca and provided further that the Company and Goldmarca are allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures;

(e)

Goldmarca shall issue to Global 500,000 shares of Goldmarca and the Company shall issue to Goldmarca 200,000 shares of the Company (all of which have been issued); and

(f)

maintain the Aldebarán Property in good standing.

Following the exercise of the First Option, in order to exercise the Second Option, the Company and Goldmarca must incur US$200,000 in exploration expenditures for each additional 1% interest to be acquired in the Aldebarán Property up to an additional 30% to end up with an aggregate 80% interest in the Aldebarán Property.  Upon having incurred an additional US$6,000,000 in exploration expenditures  or upon the Company and Goldmarca electing not to acquire any further interest, the Company, Goldmarca and Global will associate as a single purpose joint venture for the further exploration and development of the Property.

Following the exercise of the First Option and the Second Option, in order to exercise the Third Option, the Company and Goldmarca must deliver to the owner of the mineral rights, Lithos Mineracao, between 80,000 and 120,000 ounces of gold.  If the Third Option is exercised before May 26, 2006, the Company and Goldmarca must deliver 80,000 ounces.  The Underlying Agreement also provides that the owner of the mineral rights, Lithos Mineracao, is entitled to a payment of US$1,000,000 (the “Production Bonus”) within six months after the date on which the DNPM approves a development plan for the Aldebarán Property.  If the Third Option is exercised after May 26, 2006 but before the date on which the Production Bonus is paid, the Company and Goldmarca must deliver 100,000 ounces.  If the Third Option is exercised after May 26, 2006 but within six months after the date on which the Production Bonus is paid, the Company and Goldmarca must deliver 120,000 ounces., failing which the Third Option will expire.

The interest in the Aldebarán Property to be acquired by each of the Company and Goldmarca shall initially be equal and, except as otherwise noted above, the foregoing requirements to exercise the First Option, the Second Option and the Third Option shall be borne jointly by the Company and Goldmarca.  In the event that either of them fails to contribute its pro rata share of the costs of acquiring the 50% interest in the Aldebarán Property, its interest will be subject to dilution on a straight-line basis.  If either party’s interest falls below 10% as a result of dilution, its interest will convert to a 5% net profits interest

B.

Business Overview

The Company currently holds an interest in one mineral exploration property.  The Company has not derived any revenues from the sale of mineral or other resource products in the last three fiscal years.  Previously, the Company was involved in the purchase, warehousing and reselling of clothing items in Canada and Washington State.  By agreement dated April 8, 1988, as amended March 11, 1993, the Company acquired from Design Technology B.V. certain distribution rights for Canada and Washington State for all products of Cherry Lane Fashion Group Limited.  The Company began to wind-down its operations in this regard in 1995, the Company closed operations in 1996, and all remaining debts and obligations pertaining to the Company’s past business were settled in 1997 and 1998.

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

In April 2002, the Company entered into an agreement with Austin Developments Corp. to acquire a 25% working interest in an oil and gas property covering 640 acres in southwest Manitoba known as the Elkhorn Property.  The Company has since abandoned its interest in the Elkhorn Property.

In May 2003, the Company, jointly with Goldmarca Limited (formerly Hydromet Technologies Limited) (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.

C.

Organizational Structure

The Company has one wholly-owned inactive subsidiary, a Peruvian corporation named Minera Maracote Perú S.A., however, the Company has since abandoned its interest in that company.

D.

Property Plants and Equipment

The sole property of the Company is in the exploration stage only and is without known reserves.  The Company has not had any revenue from any resource products in the last three fiscal years.

Aldebarán Property, Brazil

Title

By an agreement dated May 5, 2003, as amended, the Company, jointly with Goldmarca Limited (formerly Hydromet Technologies Limited) (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.

Global has the right to acquire its interest in the Aldebarán Property pursuant to an agreement (the “Underlying Agreement”) between Global, the owner of the surface rights, José Pereira da Silva and his wife, and the owner of the mineral rights to the Aldebarán Property, Lithos Minerçao.  Pursuant to the Underlying Agreement, Global has the right to acquire up to a  100% interest in the Aldebarán Property, free and clear of all liens and encumbrances other than a production royalty at a rate to be determined (the “Royalty”) in favour of the owner of the surface rights not to exceed US$750,000 in total or US$250,000 in any one year.  Other than the cash payments and share issuances to Global, the exercise requirements for the First Option, the Second Option and the Third Option are simply an assumption by the Company and Goldmarca of the terms of the Underlying Agreement.

In order to exercise the First Option, the Company and Goldmarca must:

(a)

pay the owner of the surface rights:

(i)

US$1,000 per month from February 1, 2003 to December 31, 2003, provided however that this monthly payment was the Company’s sole responsibility until July 31, 2003;

(ii)

US$2,000 per month from January 1, 2004 to December 31, 2005;

(iii)

US$3,000 per month from January 1, 2006 to December 31, 2007;

(b)

pay the owner of the mineral rights:

(i)

US$70,000 by December 31 2004;

(ii)

a further US$100,000 by December 31, 2005;

(iii)

a further US$150,000 by December 31, 2006;

(iv)

a further US$300,000 by December 31, 2007;

(c)

pay Global:

(i)

US$20,000 by July 31 2004;

(ii)

a further US$200,000 by December 31, 2004;

(iii)

a further US$250,000 by December 31, 2005;

(iv)

a further US$300,000 by December 31, 2006;

(v)

a further US$2,500,000 by December 31, 2007;

(d)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$100,000 must be incurred by October 31, 2003, US$350,000, in the aggregate, by March 31, 2004, US$600,000, in the aggregate, by March 31, 2005, US$850,000, in the aggregate, by March 31, 2006 and US$1,150,000, in the aggregate, by March 31, 2007, provided that the US$350,000 to be incurred by March 31, 2004 is the sole responsibility of the Company and the next US$250,000 to be incurred by March 31, 2005 is the sole responsibility of Goldmarca and provided further that the Company and Goldmarca are allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures;

(e)

Goldmarca shall issue to Global 500,000 shares of Goldmarca and the Company shall issue to Goldmarca 200,000 shares of the Company (all of which have been issued); and

(f)

maintain the Aldebarán Property in good standing.

Following the exercise of the First Option, in order to exercise the Second Option, the Company and Goldmarca must incur US$200,000 in exploration expenditures for each additional 1% interest to be acquired in the Aldebarán Property up to an additional 30% to end up with an aggregate 80% interest in the Aldebarán Property.  Upon having incurred an additional US$6,000,000 in exploration expenditures  or upon the Company and Goldmarca electing not to acquire any further interest, the Company, Goldmarca and Global will associate as a single purpose joint venture for the further exploration and development of the Aldebarán Property.  The initial respective property interests of the parties shall be determined based on the interest acquired by the Company and Goldmarca.  The joint venture agreement will contain terms that are generally standard in the North American and Australian mining industry, including dilution of interest provisions, in addition to the specific terms outlined below:

(a)

The Company will be the operator of the Aldebarán Property up to completion of feasibility;

(b)

Goldmarca will be the operator for the development and operational phases;

(c)

The feasibility study and mine development and mining and processing operations of the property will embody the Australian modular plant technology licenced to Goldmarca, provided that such development plans and capital costs and operations are charged to the joint venture on terms that are no less favourable to the joint venture than those charged by arm’s length third parties as determined and measured by the highest Internal Rate of Return calculated on the base case cash flow projection for the life of the project before financing considerations; and

(d)

Goldmarca will have the exclusive right and responsibility to manage and undertake conduct of the mine development and the mining and processing operations.

Following the exercise of the First Option and the Second Option, in order to exercise the Third Option, the Company and Goldmarca must deliver to the owner of the mineral rights, Lithos Mineracao, between 80,000 and 120,000 ounces of gold.  If the Third Option is exercised before May 26, 2006, the Company and Goldmarca must deliver 80,000 ounces.  The Underlying Agreement also provides that the owner of the mineral rights, Lithos Mineracao, is entitled to a payment of US$1,000,000 (the “Production Bonus”) within six months after the date on which the DNPM approves a development plan for the Aldebarán Property.  If the Third Option is exercised after May 26, 2006 but before the date on which the Production Bonus is paid, the Company and Goldmarca must deliver 100,000 ounces.  If the Third Option is exercised after May 26, 2006 but within six months after the date on which the Production Bonus is paid, the Company and Goldmarca must deliver 120,000 ounces., failing which the Third Option will expire.

The interest in the Aldebarán Property to be acquired by each of the Company and Goldmarca shall initially be equal and, except as otherwise noted above, the foregoing requirements to exercise the First Option, the Second Option and the Third Option shall be borne jointly by the Company and Goldmarca.  In the event that either of them fails to contribute its pro rata share of the costs of acquiring the 50% interest in the Aldebarán Property, its interest will be subject to dilution on a straight-line basis.  If either party’s interest falls below 10% as a result of dilution, its interest will convert to a 5% net profits interest.

Location, Access & Physiography

The Aldebarán Property is situated within the Amazon tropical rain forest, east of the Roosevelt River which flows northward into the Madeira River, a major tributary of the Amazon River.  The Aldebarán Property is marked by prominent, linear and arcuate ridges and local topographic highs visible on satellite imagery, with elevations ranging from 50 to 250 metres above sea level.  The topography is cut by an extensive system of streams and creeks.  The area beyond the Aldebarán Property is surrounded by a more gently undulose landscape up to 100 metres above sea level.

The humid tropical climate is characterized by significant rainfall from December through April, with precipitation averaging about 2,700 millimetres per year. The average temperature is 24° Celsius ranging from 19°C to a maximum of 38° C.

The closest major support centre is the city of Humaita on the Madeira River, about 245 kilometres west of the Aldebarán Property.  By road, Humaita can be accessed via Manaus, 650 kilometres southwest along paved road BR-319, or via Porto Velho, 200 kilometres northeast along the same road.  Both Manaus and Porto Velho have national airports which can be accessed from larger cities.  From Humaita, one crosses the Madeira River, then travels 245 kilometres east along the unpaved Transamazonica Roadway, then south 36 kilometres on a secondary dirt road parallel and west of the Roosevelt River, to a support camp (fishing lodge) on the river border.  A small airstrip which services the fishing lodge is located nearby, about 500 metres from the river.  During the rainy season (December to April) travel time by road from Humaita to the Roosevelt River camp is two days and during the dry season it is reduced to one day.

The camp itself, is well-constructed and in excellent condition.  It can readily accommodate at least twelve people and includes a kitchen, dining hall, drafting area, and sample storage.  The camp is supported by an electrical generator, and communications can be supported by satellite telephone as per prior project operation.  The operating season would be year round.  Surface rights should be sufficient for most mining operations.

Exploration History

The region containing the Aldebarán Property became more accessible with the construction of the Transamazonico Roadway in 1979.  Historic production figures for alluvial placer mining on the Property have been estimated to be in the order of four tonnes of gold from a 16 square kilometre drainage area.  The extent of alluvial workings support the production estimates.

Hardrock exploration for the source of the alluvial gold began in 1997 when Ouromin, a Brazilian junior resource company, acquired the Aldebarán Property, calling it the Gaviao Project.  Exploration work conducted by Ouromin in 1997 included an initial phase of soil geochemical sampling to evaluate the alluvial area centred on Baixao Creek (200 by 50 metre grid).  This was followed by preliminary rock sampling and property-wide soil sampling (400 by 200 metre grid) which covered a 60 square kilometre area.  The property-wide sampling defined an elliptical, five kilometre by six kilometre anomalous area with gold-in-soil values greater than 50ppb.  In 1998, detailed soil sampling (200 by 50 metre grid) was conducted within the anomalous area defined the previous year.  In addition, 23 irregularly spaced auger sites were sampled in the Baixao Creek area.  Due to low gold prices and lack of funding, Ouromin discontinued exploration on the Gaviao Project.

Subsequently, Global reinterpreted the results of the Ouromin sampling and re-evaluated the Aldebarán Property.  In 2001, it undertook a program of reconnaissance mapping, prospecting, rock and channel sampling and petrology.  In addition, Global analysed Ouromin’s auger samples. This was followed in 2002 by detailed mapping, additional rock sampling, lithogeochemistry and a ground magnetometer geophysical survey (200 by 25 metre grid; totalling 91 line-kilometres).  Global signed an acquisition option agreement to acquire the Aldebarán Property in September 2002.  In summary, Global’s work defined a zone of quartz veining, sericitization, iron oxides and anomalous gold values through geologic mapping and rock grab, chip, float, channel and auger sampling in the Baixao Creek area.  This anomalous zone strikes E-W to ENE and is approximately six kilometres long and one kilometre wide.  It is coincident with the extensive gold-in-soil anomaly and a ground magnetic anomaly covering approximately thirty square kilometres.

Regional and Local Geology

The Aldebarán Property is located in the southcentral Amazonian Craton of Brazil, at the southern margin of the northwest-striking Tapajos Tectonic Province (TT, 2.0 -1.8 Ga), bounded to the southwest by the Rio Negro-Juruena Tectonic Province (RNJ, 1.8-1.55 Ga).  The TT-RNJ orogenies represent two of the Proterozoic magmatic arc systems which were progressively accreted to the Archean Central Amazonian Province to the northeast, toward development of a large stable continent (Cordani et al. 2000).

The Aldebarán Property is situated on the TT-RNJ boundary within a zone of NW- and WNW-striking faults, crosscut by NE-striking faults.  The early Proterozoic basement of the southern TT Province comprises the Cuiu-Cuiu tonalite and gneiss-migmatite complex (ca. 2.0 Ga), intruded by the Parauari calc-alkaline granitoids (2.0-1.9 Ga).  Clastic fluvial sediments of the Castelo dos Sonhos Formation overlie the basement in places.  These older rocks are overlain by the intracratonic Uatuma Supergroup, comprising extensive subaerial, acid to intermediate Iriri volcanic rocks (1.89-1.87 Ga) and late-stage, anorogenic Maloquinha granites (1.87-1.80 Ga), and/or acid to intermediate Teles Pires volcanic (at least 1.8-1.78 Ga) and plutonic rocks (at least 1.76 Ga).  The Iriri and Teles Pires Groups have been correlated by some authors, whereas others date Teles-Pires volcano-plutonism at about 1.7-1.6 Ga.  With additional geochronology, some authors have noted the need for revision of the terms Iriri volcanism and Parauari Granite.  The volcanic rocks are unmetamorphosed, exhibit shallow dips except where proximal to faults, and include rhyolite, rhyodacite, dacite, andesite and trachyte flows and lesser tuffs, agglomerates, breccias, and minor sedimentary rocks.

The Uatuma volcanics are overlain by Early to Middle Proterozoic sedimentary rocks of the Gorotire (1.8-1.6 Ga) and Beneficiente Groups (>1.7-1.4 Ga), comprising continental and shallow marine sediments intercalated with pyroclastic rocks, regionally referred to as the Beneficiente sediments.  These were deposited across the southwestern margin of the southern TT province, probably in a continental rift, marked by the NW-WNW-striking Cachimbo Graben.  This deposition was coeval with tectonic evolution of the RNJ orogeny to the southwest.  The Beneficiente sediments are also bounded by NE-striking faults.  The sediments were intruded by 1.6 to 1.3 Ga mafic dikes and alkaline rocks.  Late Proterozoic Prosperanca continental sediments overlie the Beneficiente Group.

Regionally, the Aldebarán Property lies along the northwest extension of the Alta Floresta Metallogenic Province, Au (Zn, Pb, Cu).  Including Aldebarán, the strike length of the zone is at least 600 kilometres.  Within the Alta Floresta region numerous primary gold occurrences are mainly located along the TT-RNJ boundary zone, at the southern margin of the Cachimbo graben.  Most of the gold occurrences have received little study to date.  The Tapajos Gold Province lies about 200 kilometres northeast, across the Cachimbo Graben, within the Tapajos Tectonic belt which hosts an extensive array of primary gold (polymetallic) occurrences.  Several gold deposits have estimated reserves that vary from 5 to 60 tonnes of gold.

In both gold provinces, separated by the Cachimbo Graben, host rocks to epithermal vein-type and/or disseminated/stockwork mineralization include basement rocks, Maloquinha and/or Teles Pires intrusions, and the Iriri-Teles Pires volcanics.  The distribution and style of mineralization is possibly related to the level of erosion of intrusion-centred (porphyry) hydrothermal gold systems.  In the Tapajos Gold Province, there is also evidence to suggest the presence of at least two Early Proterozoic ages of mineralization, one related to basement evolution (>2.0 Ga), the other related to Iriri-Maloquinha magmatism.  To the latter are related the recent epithermal Au-(Cu-Mo-Ag) discoveries in Iriri volcanic rocks, such as V3, a large, low-grade gold deposit situated near the rim of a large collapsed caldera filled with volcanic and sedimentary rocks.  The caldera may be centred over a porphyry intrusion.

East of the Property, in the Alta Floresta region, polymetallic mineralization of the stratabound type is reported to be hosted by Beneficiente sediments in the Moreru area.

The tropically weathered soil-saprolite profile developed at the Aldebarán Property contains remnants of a prexisting residual laterite (duracrust) which is being transformed under more humid tropical forest conditions.  Bedrock underlies a variably thick mantle (1 to 20 metres) of soil-saprolite comprising an interval of reddish to yellowish clayey latosol, a stoneline with remnants of the residual laterite (iron pisolites and quartz crystals), an intermediate clay-rich mottled zone and an underlying saprolite after bedrock.

Mineralization

The Aldebarán Property is dominated by felsic to intermediate volcanic flows, tuffs, and local volcaniclastic sediments, assigned to the Early Proterozoic Uatuma Supergroup (Iriri- Teles Pires- Roosevelt).  The volcanic rocks are overlain by a sequence of feldspathic sandstones and local tuffaceous sandstones assigned to the Early Proterozoic Gorotire Formation and/or Beneficiente Group.  These sediments are exposed along ridges and topographic highs (Serras) in the southern and northern areas of the property.  The volcano-sedimentary rocks were intruded by porphyritic felsic to intermediate dikes, and lesser intermediate to mafic dikes, along steeply-dipping NW-, ENE-, and E-W-striking faults and fractures.

The volcanic rocks comprise feldspar-quartz porphyritic and aphanitic rhyolite flows, feldspar crystal tuffs, rhyodacites, with lesser andesites, ignimbrites, volcanic breccias and intercalated tuffaceous sandstones.  The younger sedimentary cover comprises: lower coarse-grained feldspathic arenite and arkose; middle compact and silicified, reddish ferruginous sandstone displaying ripple marks; and upper laminated, fine-grained, beige to red, feldspathic arenite with manganiferous intervals.  On the southern flank of the Serra da Pepita, Global mapped tuffaceous arenites and ignimbrites near the base of the sedimentary package.

The unmetamorphosed, volcano-sedimentary rocks in the Aldebarán area exhibit shallow dips except where fault blocks are tilted.  The most prominent lineament strikes WNW-ESE across the property, southwest of the alluvial workings.

On strike to the east-southeast along the major lineament lies the southern margin of the Cachimbo Graben where related faults appear to have controlled the emplacement of many rhyolite domes and granitoid intrusions within the basement, all of which host anomalous gold, copper and molybdenum.  The circular and discontinuous arcuate structures may reflect the presence of rhyolite domes, or volcano-plutonic centres controlled at regional intersections of the WNW structures with other major fault sets which strike NE, NW, NNE, and about E-W.  A major N-S lineament is present along the Roosevelt River west of the Aldebarán Property.

On the Aldebarán Property, a zone of hydrothermal alteration is coincident with geochemically anomalous gold mineralization.  This zone strikes ENE and is centred within felsic volcanic rocks at Serra Queimada.  It has been defined on the basis of geological mapping, and soil, saprolite and rock geochemistry.  The zone extends about six kilometres east-west and is more than one kilometre wide at its centre.

The main types of alteration associated with gold mineralization on the Aldebaran property, include sericitization, silicification and iron oxides after sulfides.  Sericitization or phyllic alteration imparts a pale green colour and sheen to the altered rock, and is the most pervasive type of alteration noted.  Sericite has also been identified in thin section where it replaces feldspars and fine-grained matrix.  Silicification varies from partial recrystallization of the matrix with minor introduction of silica, to complete silica replacement in brecciated and stockwork-veined zones.  The veined and brecciated zones may represent high-angle "feeder" faults which served as conduits for the hydrothermal fluids.  Sulfidation is evident as zones of bleaching adjacent to iron oxide veins after sulfides.  Preservation of sulfides on surface is rare, if not absent, due to intense tropical weathering.

Several sets and types of quartz veining have been observed in both ‘near-in situ’ boulders and outcrop exposed by bulldozer along Baixao Creek (now largely soil covered), on the southern flank of Serra Queimada.  Comb-textured and chalcedonic banded quartz vein varieties indicate a shallow epithermal environment.  A considerable amount of iron oxide after sulfides (including goethite and limonite) was observed as disseminations, patches, blebs and stockworks.  Visible gold in bedrock has not been observed to date by Global.

Recent Exploration

In 2003, a total of thirteen rock grab samples were taken by the Company for independent gold assay and multi-element analysis.  These samples were collected from three creek localities in two main areas separated by about 2.8 kilometres within the mapped zone of alteration and mineralization. The results from this verification sampling are within the ranges previously reported for gold.

Proposed Exploration

The Company is presently undertaking a two phase program, at an estimated cost of approximately US$350,000 comprised of trenching, auger geochemistry, geological mapping and Induced Polarization geophysical surveying, followed by diamond drilling.  Phase I, completed at the beginning of October (for which results are pending), is expected to assist in defining drill targets that will be drilled in Phase II.

Brazilian Mining Law

The tenets of the 1998 Federal Constitution (the “Federal Constitution”) and the Brazilian Mining Code of 1967, as amended, (the “Mining Code”) govern mineral ownership in Brazil.

The Federal Constitution vests the ownership of mineral resources in Brazil in the Federal State.  It separates ownership of, the subsurface minerals from the surface owners, with a provision for mineral royalties to be paid to surface rights owners when mining occurs.  The Mining Code addresses all aspects of claiming and holding mineral title and is administered by the Ministry of Mines and Energy through the DNPM.

Mineral rights can be obtained by applications for prospecting, exploration permits or mining concessions.  Applications for prospecting are filed with the DNPM and are the first step to obtaining an exploration permit.  The exploration permit, once granted gives the applicant the right to explore the permit area.  The application for exploration permits must include an exploration plan as well as comply with certain other requirements.  Permits are granted by the DNPM if all requirements are met on a priority application basis provided the area of interest is not already covered by a pre-existing application or exploration permit.  All applications are dated and sequentially numbered by the DNPM on the date of the application.  A 60 day period after filing is provided to the applicant to supply additional information that might be required.

Exploration permits are granted for a three year period, and are renewable on request, and subject to a nominal annual charge per hectare.  Exploration must begin within sixty days of the permit being issued and carried out according to the exploration plan, although the extent of the exploration varies depending upon the permit area.  Exploration activities must not be suspended for more than three consecutive months or 120 non-consecutive days or the exploration permit may, at the discretion of the DNPM be terminated.  A party must reapply for a terminated permit after the end of the three year period with a new work plan but the annual fee per hectare is increased.

It is necessary to notify the DNPM of any changes in the exploration program or of any interruptions to the exploration program.  Upon completion of the exploration program, a final report must be filed with the DNPM outlining geological findings and providing an economic assessment of the feasibility of a proposed development project.  The DNPM has the right to inspect the area to confirm the report or request additional information before accepting it.  If a report is not filed, new permits will not be issued.  The final report may be either positive or negative.  Even if the exploration program is not successful, the DNPM expects to receive full information.

Mining concessions are only granted to corporations, which normally have one year after the DNPM’s approval of the exploration report to present a mining plan and request a mining concession.  The mining plan must include an economic feasibility analysis and the corporation must demonstrate to the DNPM that is has the financial capabilities to carry out the proposed plan.  The DNPM may request additional information.

A mining concession gives the mining company the right to extract, process and sell the minerals contained in the deposit, in accordance with the plan approved by the DNPM.  Mineral resources are considered under the Federal Constitution to be governmental property and so holding the mining concessions does not grant to the mining company ownership of the mineral deposit.  However, the mining company has ownership of the mine output, and the mining concession enables its holder to exploit the mineral deposit until it is exhausted, generally with no fixed term.  The holder of a mining concession is also entitled to sell or lease the concession.  Provided the necessary requirements called for by the law are met, the sale or lease of the concession will be filed with and registered by the proper authorities, subject to governmental approval, which will generally be granted.

The mining company has 90 days after the grant of the concession is published in the Official Gazette to request possession of the deposit to be mined and six months to commence initiation of the approved development plan.

Mining may not be interrupted for more than six consecutive months after is has begun, otherwise the DNPM may revoke the concession.  Annually, detailed statistical reports on the production of the mine must be presented to the DNPM.

An independently prepared environmental plan must accompany the application for a mining concession and must cover water treatment, soil erosion, air quality control, revegetation and reforestation (if applicable), and reclamation.  The mining concession, once granted, will contain the terms and conditions that have to be met with respect to environmental matters.  These may include conditions for employees working with hazardous materials (such as having these employees rotated on a periodic basis); a construction code for the mine to avoid contamination of the ground water and soil; a plan to minimize erosion; a plan for meeting the tailings disposal requirements; methods and timetables for revegetation; and an overall reclamation plan upon completion of all mining activity.  The environmental plan is analyzed and approved by another government agency (and not by the DNPM).  If the mining concession is completely located within one state of Brazil, the state environmental agency will be in charge.  If the mining concession spreads over more than one state, the federal government environmental agency will handle the application.

Government authorities make regular site visits to mining concessions, the frequency of which is dependent upon the nature and degree of the activity on the concession.  Concession holders must submit annual progress or status reports on the progress of the environmental plan.  Modifications of these plans may be required, depending on the reports resulting from the government site visits.  Failure to comply with the government authorities’ recommendations may result in fines, damages, restitution and/or prison terms for the officers of the company, as well as cancellation of the concessions mining permit.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property is an exploratory search for minerals.  During the fiscal year ended June 30, 2003, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  As a result, the Company's future activities may be affected in varying degrees by Brazil's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

During the fiscal year ended June 30, 2003, the Company recorded interest income of $672, a foreign exchange gain of $83 and a write-off of resource property of $7,500.  During the fiscal year ended June 30, 2002, the Company recorded interest income of $999 and a foreign exchange gain of $1,700.

Expenses for the fiscal year ended June 30, 2003 were $177,916, up from $97,539 for the fiscal year ended June 30, 2002.  This increase is primarily due to increased filing fees and legal fees as a result of the Company’s plan of reactivation.  Filing fees for the fiscal year ended June 30, 2003 increased to $16,683 from $6,782 for the fiscal year ended June 30, 2002.  During the fiscal year ended June 30, 2003, legal fees increased to $60,774 from $9,718 for the fiscal year ended June 30, 2002.

The net loss for the fiscal year ended June 30, 2003 was $184,661 or $0.07 per share as compared with a net loss for the fiscal year ended June 30, 2002 of $57,828 or $0.02 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations).  Loss per share have been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2004.

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

The net loss for the fiscal year ended June 30, 2002 was $57,828 or $0.02 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations) as compared with a net loss for the fiscal year ended June 30, 2001 of $190,245 or $0.07 per share.  Earnings per share have been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.

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

The net loss for the fiscal year ended June 30, 2001 was $190,245 or $0.07 per share as compared with a net loss for the fiscal year ended June 30, 2000 of $782,869 or $0.28 per share.  Earnings per share have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended June 30, 2001 and the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.

B.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s activities, which consist of acquiring and exploring its resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not own or have any interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.

The Company’s exploration activities have been funded through the sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to participate in the exploration of its Aldebarán Property.  The Company has not carried out debt financing, nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Resource properties which were written down in the years ended June 30, 2003 and June 30, 2000 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision is made.

While the Company has been successful in raising the necessary funds to finance its business activities to date, there can be no assurance that it will be able to continue to do so.  Based on its existing working capital deficiency ($125,061 as at June 30, 2003), the Company will require additional financing during the upcoming fiscal year.  If such funds are not available or cannot be obtained, the Company will be forced to curtail its business activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on the Aldebarán Property.

June 30, 2003 Compared to June 30, 2002

At June 30, 2003, the Company’s current assets totalled $112,335 compared to $58,640 at June 30, 2002.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities increased to $237,396 from $10,936 as a result of the Company’s plan of reactivation.  As a result, the Company’s working capital deficiency was $125,061 at June 30, 2003 as compared with working capital of $47,704 at June 30, 2002.  As at June 30, 2003 and June 30, 2002, the Company had no long-term debt.

At June 30, 2003, the Company had total assets of $225,826 as compared with $85,527 at June 30, 2002.  This decrease is due principally to general and administrative expenses incurred.

Share capital as at both June 30, 2003 and June 30, 2002 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2003 was due to general and administrative expenses of $177,916.  The Company’s largest cash outflow in the fiscal year ended June 30, 2002 was due to general and administrative expenses of $97,539.

The most significant contribution to working capital in the year ended June 30, 2003 was provided by share subscriptions received in advance of $98,500.  The most significant contribution to working capital in the year ended June 30, 2002 was provided by interest income of $999.

June 30, 2002 Compared to June 30, 2001

At June 30, 2002, the Company’s current assets totalled $58,640 compared to $178,839 at June 30, 2001.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities decreased to $10,936 from $71,567 as a result of the elimination of the Company’s provision for liabilities of discontinued operations.  As a result, working capital was $47,704 at June 30, 2002 as compared with working capital of $107,272 at June 30, 2001.  As a June 30, 2002 and June 30, 2001, the Company had no long-term debt.

At June 30, 2002, the Company had total assets of $85,527 as compared with $203,986 at June 30, 2001.  This decrease is due principally to general and administrative expenses incurred.

Share capital as at both June 30, 2002 and June 30, 2001 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2002 was general and administrative expenses of $97,539.  The Company’s largest cash outflow in the fiscal year ended June 30, 2001 was general and administrative expenses of $197,195.

The most significant contribution to working capital in the year ended June 30, 2002 was provided by interest income of $999.  The most significant contribution to working capital in the year ended June 30, 2001 was provided by interest income of $3,298.

June 30, 2001 Compared to June 30, 2000

At June 30, 2001 the Company’s current assets totalled $178,839 compared to $355,644 at June 30, 2000.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities increased slightly to $71,567 from $65,719.  As a result, working capital was $107,272 at June 30, 2001 as compared with working capital of $289,925 at June 30, 2000.  As at June 30, 2001 and June 30, 2000, the Company had no long-term debt.

At June 30, 2001, the Company had total assets of $203,986 as compared with $388,383 at June 30, 2000.  This decrease is due primarily to general and administrative expenses incurred.

 Share capital as at both June 30, 2001 and June 30, 2000 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2001 was general and administrative expenses of $197,195.  The Company’s largest cash outflow in the fiscal year ended June 30, 2000 was resource property expenditures of $453,235.

The most significant contribution to working capital in the year ended June 30, 2001 was provided by interest income of $3,298.  The most significant contribution to working capital in the year ended June 30, 2000 was provided by interest income of $24,282.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described in Note 14 to the Company’s consolidated financial statements.

Outlook

In the near term, the Company plans to continue its exploration activities on its Aldebarán Property.  Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Aldebarán Property during the fiscal year ending June 30, 2004.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration properties.  The Aldebarán Property is not in production and, therefore, does not produce any income.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Abdullah Basodan

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

J. Douglas Brown

Mr. Brown is a director of the Company. He is the Managing Director of Monmouth Securities (Switzerland) Limited, an independent asset management and legal services company.  He was formerly a Vice-President of Citibank responsible for major investment accounts of high net worth individuals.  Mr. Brown is 51 years old.

Mark Brown

Mr. Brown is a director of the Company.  Since 2002, Mr. Brown has been President of Pacific Opportunity Capital Ltd. (V.P. 1998-2002), a private company that provides financial solutions, equity and management to small and medium size entrepreneurial enterprises. Mr. Brown is a chartered accountant who has been involved with a wide range of business activities, ranging from refinancing multi-million dollar bank debts and arranging equity offerings to assisting entrepreneurs achieve their corporate financial targets.  From 1996 to 1998, Mr. Brown managed the finance department of Eldorado Gold Corporation through a significant growth phase, where he was involved in debt and equity financing, international acquisitions, corporate reporting, and systems implementation.  From 1994 to 1996, Mr. Brown was the controller of Miramar Mining Corporation and was involved in acquisitions, cash management and control, equity financing and international tax planning.  Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  Mr. Brown is 35 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 56 years old.

Kenneth W. Morgan

Mr. Morgan is a director and the Chief Financial Officer of the Company.  Mr. Morgan is a chartered accountant and is the President and Chief Executive Officer of Strategem Capital Corporation, a publicly traded merchant bank focused on the development of emerging companies with growth potential.  Mr. Morgan has  acted as a director or senior officer of a number of public companies.  From 1999 to 2001, he was employed by  Image Power Inc. and was its Chief Financial Officer from 2000 to 2001.  From 1996 to 1998, he was Chief Financial Officer of SmarTire Systems Inc.  Mr. Morgan is 42 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 45 years old.

B.

Compensation

During the fiscal year ended June 30, 2003, the Company paid cash compensation of nil to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended June 30, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has three executive officers: Chet Idziszek, President; Kenneth W. Morgan, Chief Financial Officer; and J.G. Stewart, Secretary (the “Named Executive Officers”).  Mr. Morgan became an executive officer of the Company after the end of the Company’s most recent fiscal year.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2003, 2002 and 2001 in respect of the individuals who were, at June 30, 2003, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President, CEO	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	nil nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

J.G. Stewart Corporate Secretary	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	nil nil nil	N/A N/A N/A	N/A N/A N/A	nil $9,050 $55,000

Option Grants in Last Fiscal Year

During the fiscal year ended June 30, 2003, the Company did not grant any options to Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended February 28, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	nil/nil	nil
J.G. Stewart	nil	nil	nil/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2003, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

During the fiscal year ended June 30, 2003, the Company did not grant any options to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Abdullah M. Basodan	nil	nil	10,000/nil	nil
J. Douglas Brown	nil	nil	10,000/nil	nil
Jeffrey Cocks[6]	nil	nil	10,000/nil	nil
David Mallo[6]	nil	nil	2,500/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options that have been adjusted to take into account the Company’s consolidation of share capital that occurred subsequent to June 30, 2003.

4

The closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2003 was less than the exercise price of the stock options.

5

All such options are currently exercisable.

6

Messrs. Cocks and Mallo both resigned as directors subsequent to June 30, 2003; Kenneth W. Morgan and Mark Brown were appointed as directors subsequent to June 30, 2003.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Abdullah M. Basodan been a director of the Company since August 5, 1998.  J. Douglas Brown has been a director of the Company since July 22, 1998.  Mark Brown has been a director of the Company since September 8, 2003.  Chet Idziszek has been a director of the Company since May 26, 1997 and the President of the Company since December 16, 1998.  Kenneth W. Morgan has been a director of the Company since September 8, 2003.  J.G. Stewart has been a director of the Company since December 16, 1998 and the Secretary of the Company since January 14, 1998.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Abdullah M. Basodan, J. Douglas Brown and Kenneth W. Morgan.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal years ended June 30, 2003, 2002 and 2001, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at October 31, 2003	Number of Options or Warrants Outstanding at October 31, 2003	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Abdullah M. Basodan	36,000	69,000	1.4%	$0.52	September 8, 2008
J. Douglas Brown	36,000	10,000	0.6%	$0.52	September 8, 2008
Mark Brown	nil	59,000	0.8%	$0.52	September 8, 2008
Chet Idziszek	315,000	100,000 215,000 87,000 21,500	9.1%	$0.15 $0.25 $0.52 $065	July 10, 2004 September 10, 2005 September 8, 2008 September 12, 2008
Kenneth W. Morgan	357,500	357,500 59,000	9.2%	$0.15 $0.52	August 1, 2005 September 8, 2008
J.G. Stewart	100,000	100,000 59,000	3.3%	$0.15 $0.52	July 10, 2004 September 8, 2008
Total:	844,500	922,500	24.4%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 7,672,949 Common Shares outstanding as of October 31, 2003.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at October 31, 2003	Percentage of Common Shares Outstanding at October 31, 2003
Chet Idziszek	315,000 common shares 315,000 warrants 108,500 options	9.1%
Kenneth W. Morgan	357,500 common shares 357,500 warrants 59,000 options	9.2%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at October 31, 2003 there were 7,672,949 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were five registered holders of the Company's common shares resident in the United States, holding an aggregate 113,551 common shares, including 70,717 shares held by Cede & Co.  This number represents approximately 1.48% of the total issued and outstanding common shares of the Company as at October 31, 2003.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at October 31, 2003 there were 88 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 359,853 common shares.  This number represents approximately 4.69% of the total issued and outstanding common shares of the Company as at October 31, 2003, also including the 70,717 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 92 holders holding an aggregate 402,687 common shares.  This number represents approximately 5.25% of the total issued and outstanding common shares of the Company as at October 31, 2003.

B.

Related Party Transactions

There were no material transactions in the fiscal years ended June 30, 2003, 2002 and 2001, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended June 30, 2003 which contain an Audit Report dated October 22, 2003 and an Audit Report dated August 30, 2002, Balance Sheets as at June 30, 2003 and 2002, Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2003, 2002 and 2001, Statements of Cash Flows for the Fiscal Years Ended June 30, 2003, 2002 and 2001 and Notes to the Financial Statements.

B.

Significant Changes

                 No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2004	$0.75	$0.175
October	$0.75	$0.47
September	$0.70	$0.52
August	$0.62	$0.175
July	$0.24	$0.175
First Quarter	$0.70	$0.175
2003
June	n/a	n/a
May	n/a	n/a
Fourth Quarter	n/a	n/a
Third Quarter	n/a	n/a
Second Quarter	$0.07	$0.02
First Quarter	$0.09	$0.03
2002	$0.17	$0.04
Fourth Quarter	$0.17	$0.05
Third Quarter	$0.15	$0.04
Second Quarter	$0.05	$0.04
First Quarter	$0.10	$0.04
2001	$0.25	$0.02
2000	$0.48	$0.06
1999	$0.95	$0.41

Trading in the Company’s shares was halted from December 17, 2002 to July 10, 2003 pending completion of the Company’s plan of reactivation.  The closing price of the Company's common shares on the TSX Venture Exchange on October 31, 2003 was $0.72.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares Company on the Vancouver Stock Exchange and its successor exchanges since February 24, 1986.  They presently trade under the symbol “LGD” on the TSX Venture Exchange, since July 10, 2003.

D.

Selling Stockholders

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

B.

Memorandum and Articles of Association

The Company was amalgamated on June 22, 1978 pursuant to the Company Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under corporation number 177035.  The Company is not limited in its objects and purposes.

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

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

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

C.

Material Contracts

By an agreement dated May 5, 2003, as amended, the Company, jointly with Goldmarca Limited (formerly Hydromet Technologies Limited) (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest and thereafter up to a further 30% interest followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Aldebarán Property - Title” above.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation” below.

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

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisition of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

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

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

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

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

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

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

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

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

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

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

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

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

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

E.

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

H.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at June 30, 2003, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

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

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 14 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 19 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 11 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property	E-99
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 17th day of November, 2003

LUND GOLD LTD.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Lund Gold Ltd. (the “Company”);

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  November 17, 2003

Signed: “Chet Idziszek”

____________________________

Chet Idziszek, President

I, Kenneth W. Morgan, certify that:

1.

I have reviewed this annual report on Form 20-F of Lund Gold Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  November 17, 2003

Signed: “Ken Morgan”

_____________________________________

Kenneth W. Morgan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property	E-99
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

Davidson & Company

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Lund Gold Ltd. (formerly Lund Ventures Ltd.)

We have audited the consolidated balance sheet of Lund Gold Ltd. (formerly Lund Ventures Ltd.) as at June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

October 31, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to shareholders dated October 31, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

October 31, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

Independent Auditors’ Report

To the Shareholders of

Lund Ventures Ltd.

We have audited the consolidated balance sheet of Lund Ventures Ltd. (an exploration stage company) as at June 30, 2002 and the consolidated statements of loss and deficit and cash flows for the years ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and the results of its operations and its cash flows for each of the years ended June 30, 2002 and 2001 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis with that of the preceding year.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

August 30, 2002

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflicts

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflicts

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated August 30, 2002 is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

August 30, 2002

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

		2003	2002
ASSETS

Current
Cash and cash equivalents		$ 99,097	$ 6,875
Receivables		9,381	765
Prepaid expenses and deposits (Note 8(b))		3,857	51,000

		112,335	58,640

Resource properties (Note 3)		98,493	7,500
Fixed assets (Note 4)		14,998	19,387

		$ 225,826	$ 85,527
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities (Note 8(c))		$ 237,396	$ 10,936

Shareholders’ equity (deficiency)
Capital stock (Note 5)
Authorized
200,000,000	common shares without par value
Issued and outstanding
2,815,140	(2002 – 5,630,280) common shares	7,494,876	7,494,876
Share subscriptions received in advance (Note 5)		98,500	-
Contributed surplus (Note 5)		29,000	29,000
Deficit		(7,633,946)	(7,449,285)

		(11,570)	74,591

		$ 225,826	$ 85,527

Nature of operations and going concern (Note 1)

Subsequent events  (Note 13)

On behalf of the Board:

“Chet Idziszek”	Director	“James Stewart”	Director

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2003	2002	2001
EXPENSES
Accounting and audit	$ 18,461	$ 18,808	$ 21,500
Consulting fees (Note 8)	-	-	3,500
Depreciation	4,389	5,760	7,592
Filing fees	16,683	6,782	5,805
Legal fees (Note 8)	60,774	9,718	47,508
Office and general	371	4,634	13,952
Rent (Note 8)	49,690	23,096	31,075
Shareholders’ information	5,433	3,884	11,479
Transfer agent’s fees	7,627	4,652	5,509
Travel and public relations	-	5,340	3,290
Wages	14,488	14,865	45,985

	(177,916)	(97,539)	(197,195)
OTHER INCOME (EXPENSE)
Interest income	672	999	3,298
Foreign exchange gain	83	1,700	3,652
Write-off of resource property (Note 3)	(7,500)	-	-

	(6,745)	2,699	6,950

Loss before discontinued operations	(184,661)	(94,840)	(190,245)

Discontinued operations (Note 11)	-	37,012	-

Loss for the year	(184,661)_	(57,828)	(190,245)

Deficit, beginning of year	(7,449,285)	(7,391,457)	(7,201,212)

Deficit, end of year	$ (7,633,946)	$ (7,449,285)	$ (7,391,457)

Basic and diluted loss per share	$ (0.07)	$ (0.02)	$ (0.07)

Weighted average number of shares outstanding	2,815,140	2,815,140	2,815,140

Loss per share amounts have been retroactively restated to give effect to the 2:1 share consolidation (Note 5).

Basic and diluted earnings per share for discontinued operations for the year ended June 30, 2002 is $0.01 per share.

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (184,661)	$ (57,828)	$ (190,245)
Items not involving cash
Depreciation	4,389	5,760	7,592
Discontinued operations	-	(37,012)	-
Write-off of resource property	7,500	-	-
Foreign exchange gain	-	(1,700)	(3,652)
Changes in non-cash working capital items
(Increase) decrease in receivables	(8,616)	3,329	11,213
Decrease in prepaid expenses and deposits	47,143	12,857	-
Increase (decrease) in accounts payable and accrued liabilities	135,193	(23,619)	12,407

Net cash provided by (used in) operating activities	948	(98,213)	(162,685)

CASH FLOWS FROM DISCONTINUED OPERATIONS
Payment of liabilities of discontinued operations	-	-	(6,559)

Net cash used in discontinued operations	-	-	(6,559)

CASH FLOWS FROM FINANCING ACTIVITIES
Share subscriptions received in advance	98,500	-	-

Net cash provided by financing activities	98,500	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(7,226)	(7,500)	-

Net cash used in investing activities	(7,226)	(7,500)	-

Foreign exchange gain on cash held in foreign currency	-	1,700	3,652

Change in cash and cash equivalents	92,222	(104,013)	(165,592)

Cash and cash equivalents, beginning of year	6,875	110,888	276,480

Cash and cash equivalents, end of year	$ 99,097	$ 6,875	$ 110,888

Cash paid for interest	$ -	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -

There have been no significant non-cash transactions for the years ended June 30, 2003, 2002 and 2001 except for resource property expenditures of $91,267 during the year ended June 30, 2003 that were incurred through accounts payable.

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  On May 28, 2001, the Company changed its name from Maracote International Resources Inc. to Lund Ventures Ltd. and consolidated its share capital on a 5 old shares for 1 new share basis.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

Effective July 10, 2003, the Company changed its name from Lund Ventures Ltd. to Lund Gold Ltd. and consolidated its share capital on a 2 old shares for 1 new share basis (Note 5).  Also, on July 10, 2003, the TSX Venture Exchange (“TSX-V”) removed the Company’s inactive status.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at June 30, 2003, the Company has a working capital deficiency of $125,061.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies used in these consolidated financial statements are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly owned subsidiary Minera Maracote Peru S.A. (a Peru corporation).  All inter-company transactions and balances have been eliminated upon consolidation.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the results of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks, and highly liquid investments with an original maturity of 90 days or less.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

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

When the value of the developed property is considered to be impaired, the amount of the impairment is added to depletion.  The Company applies an annual ceiling test to ensure that its oil and gas properties with proven reserves are carried at the lower of capitalized cost and net recoverable value.  Capitalized cost is the net book value of oil and gas properties less the accumulated future site restoration provision and future income taxes.  Net recoverable value is the amount of estimated future net revenue from production of proven reserves at year-end prices and costs, plus the cost of unproved properties (net of impairments), less estimated costs for future operating, administrative overhead, financing, site restoration and income taxes.  Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Resource properties (cont’d…)

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

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation.  Depreciation is provided for annually at the following rates:

Computer equipment

30% declining balance

Furniture and fixtures

20% declining balance

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At June 30, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share, after giving effect to the 2:1 share consolidation (Note 5), was 54,000, 135,833 and 137,833, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Stock-based compensation

The Company grants options as described in Note 6.  Effective July 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

3.

RESOURCE PROPERTIES

	Aldebaran Property, Brazil	Elkhorn Prospect, Manitoba	Total

Balance, June 30, 2002	$ -	$ 7,500	$ 7,500

Acquisition costs	35,859	-	35,859

Exploration costs:
Assays	455	-	455
Consulting	1,011	-	1,011
Geological	22,988	-	22,988
Reports and mapping	15,983	-	15,983
Transportation	22,197	-	22,197

	98,493	7,500	105,993

Write-off of resource property	-	(7,500)	(7,500)

Balance, June 30, 2003	$ 98,493	$ -	$ 98,493

Aldebaran Property, Brazil

Pursuant to an agreement dated May 5, 2003 and amended on October 31, 2003, the Company and Goldmarca Limited (formerly Hydromet Technologies Limited) (“Goldmarca”) were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to an 80% interest in the Aldebaran property in Brazil. Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

3.

RESOURCE PROPERTIES (cont’d…)

Aldebaran Property, Brazil (cont’d…)

In order to acquire an initial joint 50% interest (the “First Option”), the Company and Goldmarca must, on an equal basis unless described otherwise, complete the following:

a) pay the owners of the surface and mineral rights:

i) US$11,000 by December 31, 2003

ii) a further US$94,000 by December 31, 2004;

iii) a further US$124,000 by December 31, 2005;

iv) a further US$186,000 by December 31, 2006; and

v) a further US$336,000 by December 31, 2007;

b) pay Global:

i) US$20,000 by July 31, 2004

ii) a further US$200,000 by December 31, 2004;

iii) a further US$250,000 by December 31, 2005;

iv) a further US$300,000 by December 31, 2006; and

v) a further US$2,500,000 by December 31, 2007;

c) incur exploration expenditures as follows:

i) US$100,000 by October 31, 2003

ii) US$350,000, in aggregate, by March 31, 2004;

iii) US$600,000, in aggregate, by March 31, 2005;

iv) US$850,000, in aggregate, by March 31, 2006;

v) US$1,150,000, in aggregate, by March 31, 2007; and

vi) US$1,800,000, in aggregate, by March 31, 2008;

The US$350,000 to be incurred by March 31, 2004 is the sole responsibility of the Company.  The next US$250,000 to be incurred by March 31, 2005 is the sole responsibility of Goldmarca.

d) Goldmarca shall issue 500,000 shares to Global and the Company shall issue 200,000 common shares to Goldmarca.   Subsequent to June 30, 2003, the Company issued the 200,000 common shares to Goldmarca (Note 13).

If either the Company or Goldmarca fail to contribute its pro-rata share of the costs of acquiring the 50% interest, its interest will be subject to dilution on a straight-line basis. If either party’s interest falls below 10% as a result of dilution, its interest will convert to a 5% net profits interest.

Once the First Option is exercised, the Company and Goldmarca can exercise the Second Option to jointly acquire up to an additional 30% interest by incurring US$200,000 in exploration expenditures for each additional 1% interest.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

3.

RESOURCE PROPERTIES (cont’d…)

Aldebaran Property, Brazil (cont’d…)

Global’s right to acquire the remaining 20% interest in the property prior to December 31, 2006 for between 80,000 and 120,000 ounces of gold will be assigned to the Company and Goldmorca on a pro-rata basis upon exercise of the First Option.

The Company will pay a finder’s fee equivalent to 10% of the first $300,000 spent by the Company, 7.5% of the next $700,000 spent by the Company, 5% of the next $1,000,000, 4% of the next $1,000,000, 3% of the next $1,000,000, 2% of the next $1,000,000 and 1% on any additional amounts paid. The finders fee is payable on all cash consideration paid by the Company to earn the First Option and exploration expenditures incurred by the Company prior to May 5, 2004.  The finder’s fee is payable annually in common shares of the Company subject to approval by the TSX-V.

Subsequent to June 30, 2003, the Company issued 155,809 shares at a value of $15,581 as a finder’s fee based on the Company’s expected expenditures and property payments for 2003 (Note 13).

Elkhorn Prospect, Manitoba

During the year ended June 30, 2002, the Company entered into an agreement to acquire a 25% working interest in the Elkhorn oil and gas prospect in southwest Manitoba.  As consideration, the Company must pay $15,000, of which $7,500 has been paid with the balance due upon the Company’s completion of a private placement of not less than $100,000.  To maintain its 25% interest, the Company must bear 33.3% of all costs associated with the exploration of the prospect.

During the year ended June 30, 2003, the Company terminated the Elkhorn agreement and accordingly, the $7,500 property payment has been written off to operations.

4.

FIXED ASSETS

		2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Computer equipment	$ 16,810	$ 13,230	$ 3,580	$ 16,810	$ 11,696	$ 5,114
Furniture and fixtures	30,322	18,904	11,418	30,322	16,049	14,273

	$ 47,132	$ 32,134	$ 14,998	$ 47,132	$ 27,745	$ 19,387

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

5.

CAPITAL STOCK

	Number of Shares	Amount

Issued
Balance as at June 30, 2000, 2001 and 2002	5,630,280	$ 7,494,876
Share consolidation (2:1)	(2,815,140)	-

Balance as at June 30, 2003	2,815,140	$ 7,494,876

Share consolidations

On May 28, 2001, the Company’s issued and outstanding common shares were consolidated on a 5 old shares for 1 new share basis.  All references to previously issued share and per share amounts have been restated to give effect to the share consolidation.

Effective July 10, 2003, the Company consolidated its issued and authorized share capital on a 2 old for 1 new basis.  Immediately after the share consolidation, the Company’s authorized share capital was increased to 200,000,000 common shares without par value.  As a result of the share consolidation, the Company’s issued share capital decreased from 5,630,280 to 2,815,140 shares.  The decrease has been reflected as a change in share capital just prior to June 30, 2003.  In addition, the loss per share information has been retroactively restated to give effect to the share consolidation.

Share subscriptions received in advance

During the current year, the Company received proceeds of $98,500 towards a private placement consisting of 1,235,000 units at a price of $0.10 per unit.  The private placement completed subsequent to June 30, 2003 (Note 13).

Contributed surplus

During the year ended June 30, 2000, the Company cancelled 2,900,000 shares that had been held in escrow and accordingly transferred $29,000 to contributed surplus.

6.

STOCK OPTIONS

During the current year, the Company adopted an incentive stock option plan (the “Plan”) to grant options to employees, officers, directors and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

6.

STOCK OPTIONS (cont’d…)

Stock option transactions are summarized as follows:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	271,666	$ 0.92	275,666	$ 0.92	372,400	$ 0.87
Forfeited	(163,666)	0.75	(4,000)	0.75	(96,734)	0.75
Share consolidation (2:1)	(54,000)		-		-

Outstanding and exercisable, end of year	54,000	$ 2.35	271,666	$ 0.92	275,666	$ 0.92

As at June 30, 2003, the following stock options are outstanding and exercisable after giving effect to the 2:1 share consolidation (Note 5):

Number of Shares	Exercise Price	Expiry Date

10,500	$ 1.50	October 21, 2003
20,000	1.50	November 3, 2003
3,500	1.50	February 15, 2004
20,000	3.80	June 1, 2004

54,000

Subsequent to June 30, 2003, these outstanding options were either cancelled or forfeited.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

7.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	-	$ -	-	$ -	1,467,800	$ 2.77
Expired	-	-	-	-	(1,467,800)	2.77

Outstanding, end of year	-	-	-	-	-	$ -

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with companies related by way of common directors as follows:

	2003	2002	2001

Legal fees	$ 73,369	$ 9,684	$ 46,545
Office and rent	47,143	23,096	31,075
Consulting fees	-	-	3,500

	$ 120,512	$ 32,780	$ 81,120

Legal fees have either been expensed to operations or capitalized to resource properties based on the nature of the expenditure.

b)

Included in prepaid expenses and deposits at June 30, 2003 is $3,857 (2002 - $51,000) with companies related by way of common directors.

c)

Included in accounts payable at June 30, 2003 is $142,628 (2002 - $Nil) due to a law firm controlled by a director and companies related by way of common directors.  During the current year, these related parties agreed to defer repayment of accounts payable totaling $141,355 to July 12, 2004 or until the Company completed financings subsequent to having its inactive status removed by the TSX-V.  Since the Company had its inactive status removed on July 10, 2003 and also completed subsequent financings (Note 13), these amounts are considered current liabilities as of June 30, 2003.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

8.

RELATED PARTY TRANSACTIONS (cont’d…)

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002	2001

Loss for the year	$ (184,661)	$ (57,828)	$ (190,245)

Expected income tax recovery	$ 69,469	$ 22,911	$ 86,790
Items not deductible for tax purposes	(1,972)	-	-
Losses for which no tax benefit has been recognized	(67,497)	(22,911)	(86,790)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2003	2002

Future income tax assets
Resource properties and fixed assets	$ 1,044,947	$ 1,075,792
Non-capital loss carry-forwards	515,397	459,413
Share issuance costs	-	2,368

	1,560,344	1,537,573

Less: valuation allowance	(1,560,344)	(1,537,573)

Net future income tax assets	$ -	$ -

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

10.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $1,447,000 available for deduction against future years’ taxable income.  These losses, if unutilized, will expire beginning in 2004.  The future tax benefits which may arise as a result of these non-capital losses, resource properties and fixed assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

11.

DISCONTINUED OPERATIONS

During the year ended June 30, 2002, the Company reversed a $37,012 provision for liabilities of discontinued operations relating to fiscal years prior to those presented in these consolidated financial statements.  This amount was reversed as management determined that the Company has no liability in respect of these past operations.

12.

SEGMENT INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s fixed assets and resource properties are located in the following geographic areas:

	2003	2002

Brazil	$ 98,493	$ -
Canada	14,998	26,887

	$ 113,491	$ 26,887

13.

SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2003:

a)

On July 10, 2003, the Company completed the non-brokered private placement of 1,235,000 units at a price of $0.10 per unit.  Each unit consisted of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated common share at a price of $0.15 until July 10, 2005. As of June 30, 2003, $98,500 of proceeds relating to this private placement had been received.

b)

On July 10, 2003, the Company arranged a bridge financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors. This loan has since been repaid by the Company. In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 post-consolidated common shares at a price of $0.10 per share.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

13.

SUBSEQUENT EVENTS (cont’d…)

c)

On July 10, 2003, the Company issued 200,000 post-consolidated common shares at a value of $20,000 towards the acquisition of an interest in the Aldebaran resource property (Note 3).

d)

On July 10, 2003, the Company issued 155,809 post-consolidated common shares at a value of $15,581 as a finder’s fee relating to the Aldebaran resource property (Note 3).

e)

On August 1, 2003, the Company completed the non-brokered private placement with One Click Ventures Inc. of 2,500,000 units at a price of $0.10 per unit.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 for a two year period.  In connection with the private placement, the Company paid a finder’s fee to Canaccord Capital Corp.  (“Canaccord”) of $25,000 and issued warrants entitling Canaccord the purchase of up to 625,000 shares of the Company at a price of $0.20 for a two year period.

f)

In September 2003, the Company granted 730,000 stock options with an exercise price of $0.52 per share expiring September 8, 2008 and 21,500 stock options with an exercise price of $0.65 per share expiring September 12, 2003.

g)

On September 10, 2003, the Company completed a non-brokered private placement of 215,000 units at a price of $0.20 per unit.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share for a two year period.

h)

In September, 2003, the Company entered into an investor relations agreement with a consultant for a period of one year.  As consideration, the Company will pay a monthly fee of $3,400.  The agreement can be terminated by either party on written notice.

i)

During September and October, 2003, the Company issued 152,000 common shares for proceeds of $22,800 on the exercise of share purchase warrants.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) and in SEC Regulation S-X are described and quantified below.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2003	2002	2001

Loss for the year

Loss for the year - Canadian GAAP	$ (184,661)	$ (57,828)	$ (190,245)
Resource properties expensed under U.S. GAAP	(98,493)	-	-

Loss for the year - U.S. GAAP	$ (283,154)	$ (57,828)	$ (190,245)

Basic and diluted loss per share - U.S. GAAP	$ (0.10)	$ (0.02)	$ (0.07)

	2003	2002

Shareholders’ equity (deficiency)

Shareholders’ equity (deficiency) - Canadian GAAP	$ (11,570)	$ 74,591
Resource properties expensed under U.S. GAAP	(98,493)	-

Shareholders’ equity (deficiency) - U.S. GAAP	$ (110,063)	$ 74,591

	2003	2002

Resource properties

Resource properties – Canadian GAAP	$ 98,493	$ 7,500
Resource properties expensed under U.S. GAAP	(98,493)	-

Resource properties – U.S. GAAP	$ -	$ 7,500

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2003	2002	2001

Cash flows from operating activities

Per Canadian GAAP	$ 948	$ (98,213)	$ (162,685)
Resource properties expensed under U.S. GAAP	(7,226)	-	-

Per U.S. GAAP	$ (6,278)	$ (98,213)	$ (162,685)

	2003	2002	2001

Cash flows from investing activities

Per Canadian GAAP	$ (7,226)	$ (7,500)	$ -
Resource properties expensed under U.S. GAAP	7,226	-	-

Per U.S. GAAP	$ -	$ (7,500)	$ -

a)

Resource properties

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition and exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties and, accordingly, there are no significant measurement differences with U.S. GAAP.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

b)

Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”.  Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there is no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the years ended June 30, 2002 and 2001.  New accounting and disclosure standards were introduced under Canadian GAAP for the current fiscal year ended June 30, 2003.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the year ended June 30, 2003.

c)

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.  Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS 143 is required to be adopted effective January 1, 2003.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Recent accounting pronouncements (cont’d…)

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.  SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.  SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”).  SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.  SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years ending after December 31, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2003

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Recent accounting pronouncements (cont’d…)

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

LUND VENTURES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

EXHIBIT 4.E.     E-99

BY EMAIL & FAX 604-683-1585

May 5, 2003

Hydromet Technologies Limited

Calle Juan Batista, No.7

El Cangrejo

Panama City

Republic of Panama

Attention:

R.A. Slaughter,

President

Dear Robin:

Re:

Aldebarán Property

Further to our recent discussions, this letter agreement will serve to confirm the agreement of Lund Ventures Ltd. (“Lund”), Hydromet Technologies Limited (“Hydromet”) and Global Consultoria Mineral Ltda. (“Global”) whereby Global has agreed to grant to Lund and Hydromet the exclusive option to acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) in the Aldebarán Property which Global has the right to acquire from the Aldebarán Estate pursuant to an agreement (the “Underlying Agreement”) between Global, the owner of the surface rights and the owner of the mineral rights to the Aldebarán Property, Lithos Minercao, a copy of which Underlying Agreement is attached hereto as Schedule “A”.  Pursuant to the Underlying Agreement, Global has the right to acquire an 80% interest in the Aldebarán Property in the State of Amazonia, Brazil (the “Property”), free and clear of all liens and encumbrances other than a production royalty at a rate to be determined (the “Royalty”) in favour of the owner of the surface rights not to exceed US$750,000 in total or US$250,000 in any one year.

Global has represented that, in order to acquire a 50% interest in the Property pursuant to the Underlying Agreement, it must:

(a)

pay the owner of the surface rights:

(i)

US$1,000 per month from January 1, 2003 to December 31, 2003;

(ii)

US$2,000 per month from January 1, 2004 to December 31, 2005;

(iii)

US$3,000 per month from January 1, 2006 to December 31, 2007;

(b)

pay the owner of the mineral rights:

(i)

US$70,000 by December 31 2004;

(ii)

a further US$100,000 by December 31, 2005;

(iii)

a further US$150,000 by December 31, 2006;

(iv)

a further US$300,000 by December 31, 2007;

(c)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$200,000 must be incurred by March 31, 2005, US$450,000, in the aggregate, by March 31, 2006 and US$950,000, in the aggregate, by March 31, 2007, provided that Global is allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures; and

(d)

maintain the Property in good standing.

The Underlying Agreement provides that the Global can acquire an additional 1% interest in the Property for every additional US$200,000 in exploration expenditures incurred up to an additional 30% to end up with an aggregate 80% interest in the Property.  The Underlying Agreement also provides that Global can purchase the remaining 20% interest in the Property prior to March 31, 2007 for 80,000 ounces of gold and that the remaining 20% interest is carried only until the completion of a feasibility study on the Property.  The Underlying Agreement further provides that upon Global having received all necessary governmental approvals required in order to place the Property into production, Global must pay Lithos the sum of US$1,000,000 and, if it has not already done so, that Global can purchase the remaining 20% interest in the Property for 100,000 of gold concurrently with making such payment to Lithos or for 120,000 ounces of gold for a period of six minths after the date on which it makes the payment of US$1,000,000 to Lithos.  With respect to the surface rights over the Property, the Underlying Agreement also provides that Global may acquire the surface rights at any time for the sum of US$150,000.

In order to exercise the First Option, Lund and Hydromet must:

(a)

pay the owner of the surface rights:

(i)

US$1,000 per month from February 1, 2003 to December 31, 2003, provided however that this monthly payment shall be Lund’s sole responsibility until July 31, 2003;

(ii)

US$2,000 per month from January 1, 2004 to December 31, 2005;

(iii)

US$3,000 per month from January 1, 2006 to December 31, 2007;

(b)

pay the owner of the mineral rights:

(i)

US$70,000 by December 31 2004;

(ii)

a further US$100,000 by December 31, 2005;

(iii)

a further US$150,000 by December 31, 2006;

(iv)

a further US$300,000 by December 31, 2007;

(c)

pay Global:

(i)

US$20,000 by July 31 2004;

(ii)

a further US$200,000 by December 31, 2004;

(iii)

a further US$250,000 by December 31, 2005;

(iv)

a further US$300,000 by December 31, 2006;

(v)

a further US$2,500,000 by December 31, 2007;

(d)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$100,000 must be incurred by October 31, 2003, US$350,000, in the aggregate, by March 31, 2004, US$600,000, in the aggregate, by March 31, 2005, US$850,000, in the aggregate, by March 31, 2006 and US$1,150,000, in the aggregate, by March 31, 2007, provided that the US$100,000 to be incurred by October 31, 2003 shall be the sole responsibility of Lund, the next US$250,000 to be incurred by March 31, 2004 shall the the sole responsibility of Hydromet and the next US$250,000 to be incurred by March 31, 2005 shall be the sole responsibility of Lund and provided further that Lund and Hydromet are allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures;

(e)

subject to regulatory approval, Hydromet shall issue to Global 500,000 shares of Hydromet and Lund shall issue to Hydromet 200,000 shares of Lund; and

(f)

maintain the Property in good standing.

The parties agree that Lund and Hydromet shall engage Global to provide geological consulting services in respect of all exploration carried out up to December 31, 2003 and will pay Global US$5,000 per month for the provision of such services; Global agrees that it will make available its principal, Jose Lenzi, to provide such services for ten days per month and that Lund and Hydromet will be entitled to include all such consulting fees as exploration expenditures.  Failure by Lund and Hydromet to meet any of the obligations in paragraphs (a) to (d) above terminates this agreement.  Lund and Hydromet agree that the interest in the Property to be acquired by each of them shall initially be equal, provided however, that, except as otherwise noted above, the foregoing requirements to exercise the Option shall be borne jointly by Lund and Hydromet.  In the event that either of them fails to contribute its pro rata share of the costs of acquiring the 50% interest in the Property, its interest will be subject to dilution on a straight-line basis.  If either party’s interest falls below 10% as a result of dilution, its interest will convert to a 5% net profits interest.

Following the exercise of the First Option, in order to exercise the Second Option, Lund and Hydromet must incur US$200,000 in exploration expenditures for each additional 1% interest to be acquired in the Property up to an additional 30% to end up with an aggregate 80% interest in the Property.  Upon having incurred an additional US$6,000,000 in exploration expenditures  or upon Lund and Hydromet electing not to acquire any further interest, Lund, Hydromet and Global will associate as a single purpose joint venture for the further exploration and development of the Property.  The initial respective property interests of the parties shall be determined based on the interest acquired by Lund and Hydromet.  The joint venture agreement will contain terms which are generally standard in the North American and Australian mining industry, including dilution of interest provisions, in addition to the specific terms outlined below:

(a)

Lund will be the operator of the Property up to completion of feasibility;

(b)

Hydromet will be the operator for the development and operational phases;

(c)

The feasibility study and mine development and mining and processing operations of the property will embody the Australian modular plant technology licenced to Hydromet, provided that such development plans and capital costs and operations are charged to the joint venture on terms that are no less favourable to the joint venture than those charged by arm’s length third parties as determined and measured by the highest Internal Rate of Return calculated on the base case cash flow projection for the life of the project before financing considerations; and

(d)

Hydromet will have the exclusive right and responsibility to manage and undertake conduct of the mine development and the mining and processing operations.

Global also agrees that its right to purchase the remaining 20% interest in the Property prior to December 31, 2006 for between 80,000 and 120,000 ounces of gold and the right to acquire the surface rights to the Property will be assigned to Lund and Hydromet on a pro rata basis upon exercise of the First Option and that if this buy-out right is not exercised, it will use its best efforts to have the owners of the mineral rights enter into a joint venture agreement which shall include the terms outlined above.

The parties hereto acknowledge and agree that the First Option and the Second Option granted to Lund and Hydromet are options only and, except as specifically provided otherwise herein, nothing in this agreement shall be construed as obligating Lund or Hydromet to do any act or make any payments hereunder.  Upon receipt of TSX Venture Exchange (the “Exchange”) approval of this transaction, Lund agrees that its obligation in paragraph (a) above to incur exploration expenditures of US$100,000 by October 31, 2003 shall be unconditional and shall be satisfied by Lund even if Lund and Hydromet elect not to exercise the First Option.

This agreement is subject to due diligence on the part of Lund and Hydromet, which must be completed by the parties not later than March 31, 2003 and Exchange approval which must be obtained by June 30, 2003.  In addition, the parties will use their best efforts to enter into a formal agreement with the owners of the surface rights and the owner of the mineral rights which will supersede the Underlying Agreement and this letter agreement.  Until such time as a formal agreement is entered into between the parties, this agreement shall constitute the entire and binding agreement as between the parties.

If the foregoing accords with your understanding of our agreement, please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in three counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.

Yours Truly,

LUND VENTURES LTD.

Agreed to and accepted this

5th day of May, 2003.

Signed “J.G. Stewart”

per:

J.G. Stewart

Signed “Nick DeMare”

Secretary

Hydromet Technologies Limited

JGS:ea

Per:

R.A. Slaughter, President

Signed “J.A. Lenzi”

Global Consultoria Mineral Ltda.

Per:

J.A. Lenzi, President

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 17, 2003

     “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 17, 2003

     “Kenneth W. Morgan”

Kenneth W. Morgan

Chief Financial Officer