Form 20-F
period 2004-06-30
LUND GOLD LTD
filed 2004-11-17
CIK 1075756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2004

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

Page 1 of 57 Pages

The Exhibit Index is located on Page 57

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

11,566,567

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

The information set forth in this Annual Report on Form 20-F is as at June 30, 2004 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 15 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of resource production operations, projected quantities of future resource production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS

8

PART I

11

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

AND ADVISORS

11

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

11

ITEM 3.

KEY INFORMATION

11

A.

Selected Financial Data

11

B.

Capitalization and Indebtedness

12

C.

Reasons For The Offer and Use of Proceeds

13

D.

Risk Factors

13

Exploration and Development Risks

13

Title Matters

13

Conflicts of Interest

13

Currency Fluctuations

14

Additional Funding Requirements

14

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

14

Stock Subject to Penny Stock Rules

14

Competition

15

Minerals Prices

15

Foreign Countries and Regulatory Requirements

15

Environmental and Other Regulatory Requirements

15

Brazil Political Risks

16

Dividends

16

Share Price Volatility; Price Fluctuations

16

Company's Officers and Directors Resident Outside U.S.;

Potential Unenforceability of Civil Liabilities and Judgments

16

If the Company is Unable to Successfully Develop and Subsequently Generate

Sufficient Cash Flow from its Properties, the Company Could be Treated as a

Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in

Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock                        17

ITEM 4.

INFORMATION ON THE COMPANY

17

A.

History and Development of the Company

17

Option to Acquire the Halley and Leoncocha Property

17

Acquisition of Grenwill Limited

19

Acquisition of Elkhorn Property

19

Acquisition of the Aldebarán Property, Brazil

19

B.

Business Overview

20

C.

Organizational Structure

20

D.

Property Plants and Equipment

20

Aldebarán Property, Argentina

21

Title

21

Location, Access & Physiography

23

Exploration History

23

Regional and Local Geology

24

Mineralization

25

Recent Exploration

26

Proposed Exploration

26

Brazil Mining Law

26

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

28

A.

Operating Results

28

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

29

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

29

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

30

B.

Liquidity and Capital Resources

30

June 30, 2004 Compared to June 30, 2003

31

June 30, 2003 Compared to June 30, 2002

31

June 30, 2002 Compared to June 30, 2001

32

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

32

Outlook

32

C.

Research and Development, Patents and Licenses, etc.

32

D.

Trend Information

32

E.

Off-Balance Sheet Arrangements

33

F.

Tabular Disclosure of Contractual Obligations

33

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

A.

Directors and Senior Management

33

B.

Compensation

33

Cash and Non-Cash Compensation - Executive Officers and Directors

34

Option Grants in Last Fiscal Year

34

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

35

Defined Benefit or Actuarial Plan Disclosure

35

Termination of Employment, Change in Responsibilities and Employment Contracts

35

Directors

35

Securities Authorized For Issuance Under Equity Compensation Plans

36

C.

Board Practices

37

D.

Employees

37

E.

Share Ownership

37

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

38

A.

Major Shareholders

38

B.

Related Party Transactions

38

C.

Interests of Experts and Counsel

39

ITEM 8.

FINANCIAL INFORMATION

39

A.

Consolidated Statements and Other Financial Information

39

B.

Significant Changes

39

ITEM 9.

THE OFFER AND LISTING

39

A.

Offer and Listing Details

39

B.

Plan of Distribution

40

C.

Markets

40

D.

Selling Shareholders

40

E.

Dilution

40

F.

Expenses of the Issue

40

ITEM 10.

ADDITIONAL INFORMATION

40

A.

Share Capital

40

B.

Memorandum and Articles of Association

40

C.

Material Contracts

42

D.

Exchange Controls

42

E.

Taxation

44

Material Canadian Federal Income Tax Consequences

44

Dividends

44

Capital Gains

44

Material United States Federal Income Tax Consequences

45

U.S. Holders

46

Distributions on Common Shares of the Company

46

Foreign Tax Credit

47

Information Reporting and Backup Withholding

47

Disposition of Common Shares of the Company

47

Currency Exchange Gains or Losses

47

Other Considerations

48

Foreign Personal Holding Company

48

Foreign Investment Company

48

Passive Foreign Investment Company

48

Controlled Foreign Corporation

49

F.

Dividends and Paying Agents

50

G.

Statements by Experts

50

H.

Documents on Display

50

I.

Subsidiary Information

50

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

50

PART II

50

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

50

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

51

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

51

ITEM 15.

CONTROLS AND PROCEDURES

51

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

51

ITEM 16B.

CODE OF ETHICS

51

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

51

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

52

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

                       PURCHASERS

52

PART III

 52

ITEM 17.

FINANCIAL STATEMENTS

52

ITEM 18.

FINANCIAL STATEMENTS

52

ITEM 19.

EXHIBITS

53

SIGNATURES

54

CERTIFICATIONS

55

EXHIBIT INDEX

57

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

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

Graben	An elongate, relatively depressed crustal unit or crustal block that is bounded by faults along the margins of its long axis.
Granitoids	A general descriptive term for any granitic rock unit (plutonic rock in which quartz makes up 10-50% of the felsic component).
Hydrothermal	Pertaining to hot water, the action of hot water or the products of this action such as a mineral deposit precipitated from a hot aqueous solution.
Ignimbrites	The resultant rock formed by the widespread deposition and consolidation of ash flows.
Iron pisolites	A sedimentary rock comprised of cemented accretions of pea-shaped and sized concentric components.
Laminated	The finest stratification (layering) within sedimentary rocks produced by the consistent flow of ground water.
Laterite	A highly weathered red subsoil or material rich in secondary oxides of iron or aluminum. Development occurs in tropical environment as a residual product of weathering.
Latosol	A group of soils characterized by deep weathering and an abundance of hydrous-oxide material. These soils develop under forested, humid, tropical conditions.
Limonite	A geologic field term relating to a group of brown, amorphous, hydrous ferric oxides. It is commonly a secondary mineral formed by the oxidation (weathering) of iron-bearing materials.
Lineament	A linear shaped topographic feature of regional extent believed to directly reflect crustal structures.
Lithogeochemistry	The study relating to the chemistry (chemical composition) of the mineral groups comprising the lithosphere (rocks, soils, sediments).
Mafic	Those igneous rocks composed chiefly of dark, ferromagnesian minerals.
Magmatism	The process associated with the development and movement of magma, and its solidification into igneous rocks.
Magnetometer	A geophysical instrument which is utilized to measure the earth’s magnetic field and its charges.
Manganiferous	The alteration or weathering of a rock unit or soil horizon containing manganese as a principle component.
Metallogenic Province	A broad area characterized by a particular assemblage of mineral deposits, or distinct type of mineralization.
Migmatite	A rock unit composed of igneous, igneous-appearing and/or metamorphic materials which are generally distinguishable megascopically.
Orogenies	Related to the events associated with the process of mountain formation.
Petrology	The branch of geologic study dealing with the origin, occurrence, structure and history of rocks.
Plutonic	Pertaining to igneous rocks formed at great depth.
Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.
Pyroclastic	Any rock which consists of unreworked solid material, of whatever size, that has been explosively or aerially ejected from a volcanic vent.
Rhyolite	A group of extrusive igneous rocks typically porphyritic and commonly exhibiting flow textures. These rocks are the extrusive equivalent (compositionally) of granites.
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 15 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended June 30, 2004 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended June 30
		2004	2003	2002	2001	2000
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($816,776)	($184,661)	($94,840)	($190,245)	($782,868)
	Per Share (1)	($0.09)	($0.07)	($0.03)	($0.07)	($0.26)
(c)	Total assets	$1,211,860	$225,826	$85,527	$203,986	$388,383
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$9,170,275	$7,494,876	$7,494,876	$7,494,876	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$1,150,143	($11,570)	$74,591	$132,419	$322,664
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($816,776)	($184,661)	($57,828)	($190,245)	($782,868)
	Per Share (1)	($0.09)	($0.07)	($0.02)	($0.07)	($0.26)

(1)

On May 28, 2001, the Company’s issued and outstanding common shares were consolidated on the basis of five old shares for one new share.  On July 10, 2003, the Company’s issued and outstanding common shares were further consolidated on the basis of two old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidations.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended June 30
		2004	2003	2002	2001	2000
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($1,281,935)	($283,154)	($94,840)	($190,245)	($782,868)
	Per Share¹	($0.16)	($0.10)	($0.03)	($0.07)	($0.26)
(c)	Total assets	$648,208	$127,333	$85,527	$203,986	$388,383
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$9,170,275	$7,494,876	$7,494,876	$7,494,876	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$586,491	($110,063)	$74,591	$132,419	$322,664
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($1,281,935)	($283,154)	($57,828)	($190,245)	($782,868)
	Per Share¹	($0.16)	($0.10)	($0.02)	($0.07)	($0.26)

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

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On November 10, 2004, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.1980.

The following table sets out the high and low exchange rates for each of the last six months.

	2004
	October	September	August	July	June	May
High for period	1.2755	1.3140	1.3340	1.3385	1.382	1.4003
Low for period	1.2158	1.2592	1.2957	1.3058	1.3326	1.3555

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30
	2004	2003	2002	2001	2000
Average for the period	1.3426	1.5066	1.5677	1.5198	1.4725

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

The Company is engaged in the business of acquiring interests in and exploring resource properties in the hope of locating reserves.  The Company's property interests are in the exploration stage only.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

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

Title Matters

The acquisition of title to mineral concessions in Brazil is a very detailed and time-consuming process.  Failure to comply with the requirements of the Brazilian Department of Mines (“DNPM”) with respect to exploration permits and mining concessions may result in a loss of title.  While the Company has diligently investigated title to all exploration concessions and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  Other parties (including indigenous landowners) may dispute title to the exploration properties in which the Company has an interest or the right to acquire an interest.  The properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

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

Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.  The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of June 30, 2004, was $8,450,722.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Minerals Prices

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

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.17 to a high of $0.345 in the period beginning June 30, 2004 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

Acquisition of Elkhorn Property

In April 2002, the Company entered into an agreement with Austin Developments Corp. to acquire a 25% working interest in an oil and gas property covering 640 acres in southwest Manitoba known as the Elkhorn Property.  This acquisition was to form the basis of the Company’s reactivation on the TSX Venture Exchange.  The Exchange, however, advised the Company that it did not consider the Elkhorn Property at a sufficient stage of development for this purpose and so the Company abandoned its interest in the Elkhorn Property during the fiscal year ended June 30, 2003.

Acquisition of the Aldebarán Property, Brazil

In May 2003, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Aldebarán Property - Title” below.

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

In order to exercise the First Option, the Company and Goldmarca must:

(a)

pay the owner of the surface rights:

(i)

US$1,000 per month from February 1, 2003 to April 30, 2005, provided however that this monthly payment was the Company’s sole responsibility until July 31, 2003;

(ii)

US$2,000 per month from May 1, 2005 to April 30, 2007;

(iii)

US$3,000 per month from May 1, 2007 to April 30, 2009;

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

(d)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$100,000 must be incurred by October 31, 2003, US$350,000, in the aggregate, by June 30, 2004, US$600,000, in the aggregate, by March 31, 2005, US$850,000, in the aggregate, by March 31, 2006 and US$1,150,000, in the aggregate, by March 31, 2007, provided that the US$350,000 to be incurred by June 30, 2004 is the sole responsibility of the Company (however, the Company has agreed to extend the time by which Goldmarca must begin funding to February 16, 2005) and the next US$250,000 to be incurred by March 31, 2005 is the sole responsibility of Goldmarca and provided further that the Company and Goldmarca are allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures;

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

In May 2003, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.

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

Aldebarán Property, Brazil

Title

By an agreement dated May 5, 2003, as amended, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.

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

In order to exercise the First Option, the Company and Goldmarca must:

(a)

pay the owner of the surface rights:

(i)

US$1,000 per month from February 1, 2003 to April 30, 2005, provided however that this monthly payment was the Company’s sole responsibility until July 31, 2003;

(ii)

US$2,000 per month from May 1, 2005 to April 30, 2007;

(iii)

US$3,000 per month from May 1, 2007 to April 30, 2009;

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

(d)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$100,000 must be incurred by October 31, 2003, US$350,000, in the aggregate, by June 30, 2004, US$600,000, in the aggregate, by March 31, 2005, US$850,000, in the aggregate, by March 31, 2006 and US$1,150,000, in the aggregate, by March 31, 2007, provided that the US$350,000 to be incurred by June 30, 2004 is the sole responsibility of the Company and the next US$250,000 to be incurred by March 31, 2005 is the sole responsibility of Goldmarca (however, the Company has agreed to extend the time by which Goldmarca must begin funding to February 16, 2005) and provided further that the Company and Goldmarca are allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures;

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

The Company’s 2004 Phase I exploration program, comprised of geological mapping, trench sampling, MMI geochemistry and Induced Polarization (“IP”) geophysical surveying, was expanded due to the success of the program.  The Company chose to undertake an additional 32.0 line kilometres of IP geophysical surveying to combine with the original 22.5 line kilometres completed during the initial 2004 exploration program, prior to initiating the Phase II diamond drilling evaluation at the Aldebarán property.  The IP survey outlined multiple geophysical anomalies with both distinctive Chargeability and Resistivity responses.  The Company’s geophysical contractor, FUGRO-Geomag, recommended an initial program of nine drill sites testing three discrete geologic models.  In addition, to the nine drill sites recommended by FUGRO-Geomag, a number of additional favorable exploration targets based on geological and geochemical information also exist.

The Company’s 2004 Phase II exploration program began in August.  This phase of exploration will include auger geochemical sampling, mechanical (bulldozer) trenching, geological mapping/sampling and a minimum 2,000 metre diamond drilling program.  The drilling will test the highest priority geological and geochemical target areas, as well as the three distinct geological models indicated by the 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.

Proposed Exploration

The Company is presently completing the 2004 Phase II exploration program discussed above and plans to follow-up on the current program with further soil geochemical sampling, an additional 35 to 40 line kilometres of IP geophysical surveying, expansion of the mechanical trenching, mapping and sampling activity undertaken to date and additional diamond drilling.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2004, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  As a result, the Company's future activities may be affected in varying degrees by Brazil's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2004, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  As a result, the Company’s future activities may be affected in varying degrees by Brazil’s political stability and government regulation, all of which are beyond the control of the Company.

As at June 30, 2004, the Company had incurred $563,652 in exploration of its Aldebarán Property in Brazil.  Significant expenditures in the fiscal year ended June 30, 2004 include the following:

Category	Amount	Percentage of Total Expenditures
Camp and administration	$61,261	10.9%
Geological	$140,562	24.9%
Geophysics	$97,311	17.3%
Land and legal	$67,993	12.1%

During the fiscal year ended June 30, 2004, the Company incurred exploration expenditures of $455,338 on the Aldebarán Property.  This was comprised primarily of camp and administration, geological and geophysical costs of $61,261, $140,562 and $97,311, respectively, incurred during the period as a result of geological mapping, trench sampling, MMI geochemistry and IP geophysical surveying carried out by the Company to refine drill targets for the Company’s 2004 drill program.  The other significant component was land and legal costs of $67,993 that were incurred as a result of due diligence work, title reports and contract drafting, negotiation and translation in connection with the acquisition of the Aldebarán Property.

The Company’s 2004 Phase I exploration program, comprised of geological mapping, trench sampling, MMI geochemistry and Induced Polarization (“IP”) geophysical surveying, was expanded due to the success of the program.  The Company chose to undertake an additional 32.0 line kilometres of IP geophysical surveying to combine with the original 22.5 line kilometres completed during the initial 2004 exploration program, prior to initiating the Phase II diamond drilling evaluation at the Aldebarán property.  The IP survey outlined multiple geophysical anomalies with both distinctive Chargeability and Resistivity responses.  The Company’s geophysical contractor, FUGRO-Geomag, recommended an initial program of nine drill sites testing three discrete geologic models.  In addition, to the nine drill sites recommended by FUGRO-Geomag, a number of additional favorable exploration targets based on geological and geochemical information also exist.

The Company’s 2004 Phase II exploration program began subsequent to the end of the period.  This phase of exploration will include auger geochemical sampling, mechanical (bulldozer) trenching, geological mapping/sampling and a minimum 2,000 metre diamond drilling program.  The drilling will test the highest priority geological and geochemical target areas, as well as the three distinct geological models indicated by the 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.

The Company is presently completing the 2004 Phase II exploration program discussed above and plans to follow-up on the current program with further soil geochemical sampling, an additional 35 to 40 line kilometres of IP geophysical surveying, expansion of the mechanical trenching, mapping and sampling activity undertaken to date and additional diamond drilling.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

During the fiscal year ended June 30, 2004, the Company recorded interest income of $5,291 and a foreign exchange loss of $33.  During the fiscal year ended June 30, 2003, the Company recorded interest income of $672, a foreign exchange gain of $83 and a write-off of resource property of $7,500.

Expenses for the fiscal year ended June 30, 2004 were $822,034, up from $177,916 for the fiscal year ended June 30, 2003.  This increase is primarily due to increases in all expense categories other than legal fees as a result of the Company’s increased business activities stemming from its acquisition and exploration of the Aldebarán Property.  The most significant increase was for stock-based compensation which rose from nil for the fiscal year ended June 30, 2003 to $291,574 for the fiscal year ended June 30, 2004 as a result of incentive stock options granted during the period.  Consulting fees for the fiscal year ended June 30, 2004 increased to $54,300 from nil for the fiscal year ended June 30, 2003 as a result of the appointment of Kenneth Morgan as the Company’s Chief Financial Officer.  Interest expense and loan bonus increased to $43,235 as a result of a loan arranged by the Company as part of its reactivation (which loan was repaid during the fiscal year ended June 30, 2004).   Filing fees for the fiscal year ended June 30, 2004 increased to $28,941 from $16,683 for the fiscal year ended June 30, 2003 as a result of financings carried out during the period.  Office and rent costs for the fiscal year ended June 30, 2004 increased to $76,416 from $50,061 for the fiscal year ended June 30, 2003 as a result of revised cost sharing arrangements with the other companies with which the Company shares office premises.  Travel and public relations fees for the fiscal year ended June 30, 2004 increased to $140,014 from nil for the fiscal year ended June 30, 2003 as a result of the appointment of investor relations representatives and website development.  Wages for the fiscal year ended June 30, 2004 increased to $87,515 from $14,488 for the fiscal year ended June 30, 2003 as a result of the increased business activity of the Company following the completion of its plan of reactivation.

The net loss for the fiscal year ended June 30, 2004 was $816,776 or $0.09 per share as compared with a net loss for the fiscal year ended June 30, 2003 of $184,661 or $0.07 per share.  Loss per share for the fiscal year ended June 30, 2003 has been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2005.

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

The net loss for the fiscal year ended June 30, 2003 was $184,661 or $0.07 per share as compared with a net loss for the fiscal year ended June 30, 2002 of $57,828 or $0.02 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations).  Loss per share has been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.

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

Resource properties in Manitoba that were written down in the year ended June 30, 2003 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision is made.

While the Company has been successful in raising the necessary funds to finance its business activities to date, there can be no assurance that it will be able to continue to do so.  Based on its existing working capital, the Company will require additional financing during the upcoming fiscal year.  If such funds are not available or cannot be obtained, the Company will be forced to curtail its business activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

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

June 30, 2004 Compared to June 30, 2003

At June 30, 2004, the Company’s current assets totalled $634,751 compared to $112,335 at June 30, 2003.  The increase is attributable to the sale of share capital.  During the same period, current liabilities decreased to $61,717 from $237,396 as a result of the completion of Company’s plan of reactivation and payment of liabilities accrued during the reactivation process.  As a result, the Company’s working capital was $573,034 at June 30, 2004 as compared with a working capital deficiency of $125,061 at June 30, 2003.  As at June 30, 2004 and June 30, 2003, the Company had no long-term debt.

At June 30, 2004, the Company had total assets of $1,211,860 as compared with $225,826 at June 30, 2003.  This decrease is due principally to the sale of share capital.

Share capital as at June 30, 2004 was $9,170,275 as compared with $7,494,876 at June 30, 2003.

The Company’s largest cash outflow in the fiscal year ended June 30, 2004 was due to general and administrative expenses of $822,034.  The Company’s largest cash outflow in the fiscal year ended June 30, 2003 was due to general and administrative expenses of $177,916.

The most significant contribution to working capital in the year ended June 30, 2004 was provided by the sale of share capital for cash proceeds of $1,611,334.  The most significant contribution to working capital in the year ended June 30, 2003 was provided by share subscriptions received in advance of $98,500.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described in Note 15 to the Company’s consolidated financial statements.

Outlook

In the near term, the Company plans to continue its exploration activities on its Aldebarán Property.  Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Aldebarán Property during the fiscal year ending June 30, 2005.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration properties.  The Aldebarán Property is not in production and, therefore, does not produce any income.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

J. Douglas Brown

Mr. Brown is a director of the Company. He is the Managing Director of Monmouth Securities (Switzerland) Limited, an independent asset management and legal services company.  He was formerly a Vice-President of Citibank responsible for major investment accounts of high net worth individuals.  Mr. Brown is 52 years old.

Max Fugman

Mr. Fugman is a director of the Company.  Since 1962, Mr. Fugman has been the President of Jana International Fashions Ltd., an international clothing importer and wholesaler.  He has been the Canadian Honorary Consul for the Kingdom of Thailand since 1986.  Mr. Fugman is 69 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 57 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 46 years old.

B.

Compensation

During the fiscal year ended June 30, 2004, the Company paid or accrued cash compensation of $237,025 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended June 30, 2004 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President, and Naomi Corrigan, Chief Financial Officer (the “Named Executive Officers”).  Ms. Corrigan became an executive officer following the end of the fiscal year ended June 30, 2004.   For a portion of the fiscal year ended June 30, 2004, Kenneth W. Morgan was the Chief Financial Officer of the Company and was, therefore, an executive officer of the Company.  Mr. Morgan resigned as a director and the Chief Financial Officer of the Company effective October 18, 2004.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2004, 2003 and 2002 in respect of the individuals who were, at June 30, 2004, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President, CEO	2004 2003 2002	$62,500 nil nil	nil nil nil	nil nil nil	108,500/0 nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Kenneth W. Morgan, CFO	2004 2003 2002	nil nil nil	nil nil nil	$50,000 nil nil	59,000/0 nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table sets forth stock options granted during the fiscal year ended June 30, 2004 to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	87,000 21,500	16.8%	$0.52 $0.65	$0.52 $0.65	September 8, 2008 September 12, 2008
Kenneth Morgan	59,000	9.1%	$0.52	$0.52	September 8, 2008

*

Percentage of all options granted during the fiscal year

(1)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended June 30, 2004 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	108,500/nil	nil
Kenneth Morgan	nil	nil	59,000/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2004, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, J.G. Stewart was paid or accrued $124,525 for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2004 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Abdullah Basodan(2)	69,000	11.0%	$0.52	$0.52	September 8, 2008
J. Douglas Brown	10,000	1.5%	$0.52	$0.52	September 8, 2008
Mark Brown(3)	59,000	9.1%	$0.52	$0.52	September 8, 2008
J.G. Stewart	59,000	9.1%	$0.52	$0.52	September 8, 2008

*

Percentage of all options granted during the fiscal year

(1)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.  Options vest immediately upon grant.

(2)

Dr. Abdullah Basodan resigned as a director effective May 24, 2004.

(3)

Mr. Mark Brown resigned as a director effective October 18, 2004.

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2004 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Abdullah Basodan[6]	nil	nil	69,000/nil	nil
J. Douglas Brown	nil	nil	10,000/nil	nil
Mark Brown[7]	nil	nil	59,000/nil	nil
J.G. Stewart	nil	nil	59,000/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

The closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2004 was less than the exercise price of the stock options.

5

All such options are currently exercisable.

6

Dr. Abdullah Basodan resigned as a director effective May 24, 2004.

7

Mr. Mark Brown resigned as a director effective October 18, 2004.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s fiscal year ended June 30, 2004, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	643,500	$0.52	513,156
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	643,500	$0.52	513,156

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election. J. Douglas Brown has been a director of the Company since March 16, 2004.  Max Fugman has been a director of the Company since October 27, 2004.  Chet Idziszek has been a director of the Company since May 26, 1997 and the President of the Company since December 16, 1998.  J.G. Stewart has been a director of the Company since December 16, 1998 and the Secretary of the Company since January 14, 1998.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of J. Douglas Brown, Max Fugman and J.G. Stewart.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.         Employees

During the fiscal year ended June 30, 2004, the Company had an average of twelve employees, eight of whom worked out of the Company’s head office, one in another office in Vancouver, B.C., two were based in Brazil and one was based in Ottawa, Ontario.  Of the average of twelve employees, one worked in a management role, three in secretarial roles, three in accounting roles and the balance of five worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and two in Brazil).  No employees were casual or temporary employees.  During the fiscal years ended June 30, 2003 and 2002, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.

E.          Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at October 29, 2004	Number of Options or Warrants Outstanding at October 29, 2004	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
J. Douglas Brown	36,000	10,000 59,000	0.9%	$0.52 $0.25	September 8, 2008 July 22, 2004
Max Fugman	nil
Chet Idziszek	583,630	100,000 87,000 21,500	8.4%	$0.15 $0.52 $0.65	July 10, 2005 September 8, 2008 September 12, 2008
J.G. Stewart	233,500	100,000 59,000	3.3%	$0.15 $0.52	July 10, 2005 September 8, 2008

Total:	888,130	651,500	12.9%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 29, 2004, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 11,632,567 Common Shares outstanding as of October 29, 2004.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at October 29, 2004	Percentage of Common Shares Outstanding at October 29, 2004
Chet Idziszek	583,630	5.02%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at October 29, 2004 there were 11,632,567 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 5 registered holders of the Company's common shares resident in the United States, holding an aggregate 71,667 common shares, including 50,717 shares held by Cede & Co.  This number represents approximately 0.6% of the total issued and outstanding common shares of the Company as at October 29, 2004.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at October 29, 2004 there were 95 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 607,803 common shares.  This number represents approximately 5.2% of the total issued and outstanding common shares of the Company as at October 29, 2004, also including the 50,717 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 99 holders holding an aggregate 628,753 common shares.  This number represents approximately 5.4% of the total issued and outstanding common shares of the Company as at October 29, 2004.

B.

Related Party Transactions

There were no material transactions in the fiscal years ended June 30, 2004, 2003 and 2002, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended June 30, 2004 which contain an Audit Report dated October 29, 2004 and an Audit Report dated August 30, 2002, Balance Sheets as at June 30, 2004 and 2003, Statements of Loss and Deficit for the Fiscal Years Ended June 30, 2004, 2003 and 2002, Statements of Cash Flows for the Fiscal Years Ended June 30, 2004, 2003 and 2002 and Notes to the Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2005	$0.345	$0.17
October	$0345	$0.21
September	$0.28	$0.185
August	$0.26	$0.17
July	$0.29	$0.21
First Quarter	$0.29	$0.17
2004	$1.00	$0.23
June	$0.285	$0.23
May	$0.40	$0.275
Fourth Quarter	$0.46	$0.23
Third Quarter	$0.57	$0.36
Second Quarter	$1.00	$0.44
First Quarter	$0.70	$0.175
2003	$0.09	$0.02
Fourth Quarter	n/a	n/a
Third Quarter	n/a	n/a
Second Quarter	$0.07	$0.02
First Quarter	$0.09	$0.03
2002	$0.17	$0.04
2001	$0.25	$0.02
2000	$0.48	$0.06

The closing price of the Company's common shares on the TSX Venture Exchange on October 29, 2004 was $0.25.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares Company have traded on the Vancouver Stock Exchange and its successor exchanges since February 24, 1986.  They presently trade under the symbol “LGD” on the TSX Venture Exchange, the successor exchange to the Vancouver Stock Exchange since July 10, 2003.

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

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company that would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund instalments.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

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

C.

Material Contracts

By an agreement dated May 5, 2003, as amended, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest and thereafter up to a further 30% interest followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Aldebarán Property - Title” above.

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

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets which exceeds certain threshold levels or the business activity  which is related to Canada’s cultural heritage or national identity, to file an application for review with the Investment Review Division.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalised by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

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

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realised on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realised a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

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

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organisations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

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

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organised in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organisations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemise deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognised upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realised foreign exchange gain does not exceed U.S. $200 will not recognise that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

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

Disposition of Common Shares of the Company

A U.S. Holder will recognise a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognise the unrealised gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realised on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognised on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

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

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realised by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realised on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

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

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganisations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognised.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganisation, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at June 30, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an “audit committee financial expert” as defined by the rules of the SEC due to a change of directors shortly before the date of this Annual Report on Form 20F.  The Company is seeking to appoint or elect such as a person as a director of the Company in the near term.

ITEM 16B.

CODE OF ETHICS

The Company has not adopted a code of ethics but is developing one that it plans to adopt in the current fiscal year.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended June 30, 2004, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$15,000	94%
Audit-related fees	-	-
Tax fees	$1,000	6%
All other fees	-	-
Total fees	$16,000	100%

In respect of work undertaken for the fiscal year ended June 30, 2003, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$14,000	93%
Audit-related fees	-	-
Tax fees	$1,000	7%
All other fees	-	-
Total fees	$15,000	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.

Audit-related fees	-

Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.
All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended June 30, 2004, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended June 30, 2004, which is the period covered by this Annual Report on Form 20F.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 15 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 15th day of November, 2004

LUND GOLD LTD.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Lund Gold Ltd. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  November 15, 2004

“Chet Idziszek”

____________________________

Chet Idziszek, President and Chief Executive Officer

I, Naomi Corrigan, certify that:

1.

I have reviewed this annual report on Form 20-F of Lund Gold Ltd. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  November 15, 2004

“Naomi Corrigan”

____________________________

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

Davidson & Company

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Lund Gold Ltd. (formerly Lund Ventures Ltd.)

We have audited the consolidated balance sheets of Lund Gold Ltd. (formerly Lund Ventures Ltd.) as at June 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

October 29, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to shareholders dated October 29, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

October 29, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Directors of

Lund Ventures Ltd.

We have audited the consolidated statements of loss and deficit and cash flows of Lund Ventures Ltd. (an exploration stage company) for the year ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended June 30, 2002 in accordance with generally accepted accounting principles in Canada.

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

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

August 30, 2002

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

		2004	2003

ASSETS

Current
Cash and cash equivalents		$ 621,594	$ 99,097
Receivables		9,300	9,381
Prepaid expenses and deposits		3,857	3,857

		634,751	112,335

Resource properties (Note 3)		563,652	98,493
Equipment (Note 4)		13,457	14,998

		$ 1,211,860	$ 225,826

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities (Note 8(b))		$ 61,717	$ 237,396

Shareholders’ equity (deficiency)
Capital stock (Note 5)
Authorized
200,000,000	common shares without par value
Issued and outstanding
11,566,567	(2003 – 2,815,140) common shares	9,170,275	7,494,876
Share subscriptions received in advance (Note 5)		-	98,500
Contributed surplus (Note 5)		430,590	29,000
Deficit		(8,450,722)	(7,633,946)

		1,150,143	(11,570)

		$ 1,211,860	$ 225,826

Nature and continuance of operations (Note 1)

Subsequent events (Note 14)

On behalf of the Board:

“Chet Idziszek”	Director	“James G. Stewart”	Director

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2004	2003	2002
EXPENSES
Accounting and audit	$ 27,700	$ 18,461	$ 18,808
Amortization	3,520	4,389	5,760
Consulting fees (Note 8)	54,300	-	-
Filing fees	28,941	16,683	6,782
Interest expense and loan bonus	43,235	-	-
Legal fees (Note 8)	49,405	60,774	9,718
Office and general	32,748	371	4,634
Rent (Note 8)	43,668	49,690	23,096
Shareholders’ information	6,018	5,433	3,884
Stock-based compensation (Note 6)	291,574	-	-
Transfer agent’s fees	13,396	7,627	4,652
Travel and public relations	140,014	-	5,340
Wages	87,515	14,488	14,865

	(822,034)	(177,916)	(97,539)
OTHER INCOME (EXPENSE)
Interest income	5,291	672	999
Foreign exchange (loss) gain	(33)	83	1,700
Write-off of resource property (Note 3)	-	(7,500)	-

	5,258	(6,745)	2,699

Loss before discontinued operations	(816,776)	(184,661)	(94,840)

Discontinued operations (Note 11)	-	-	37,012

Loss for the year	(816,776)	(184,661)_	(57,828)

Deficit, beginning of year	(7,633,946)	(7,449,285)	(7,391,457)

Deficit, end of year	$ (8,450,722)	$ (7,633,946)	$ (7,449,285)

Basic and diluted loss per share	$ (0.09)	$ (0.07)	$ (0.02)

Weighted average number of shares outstanding	8,788,034	2,815,140	2,815,140

Basic and diluted earnings per share for discontinued operations for the year ended June 30, 2002 is $0.01 per share.

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (816,776)	$ (184,661)	$ (57,828)
Items not involving cash
Amortization	3,520	4,389	5,760
Discontinued operations	-	-	(37,012)
Stock-based compensation	291,574	-	-
Loan bonus paid by shares	40,000	-	-
Write-off of resource property	-	7,500	-
Foreign exchange gain	-	-	(1,700)
Changes in non-cash working capital items
Decrease (increase) in receivables	81	(8,616)	3,329
Decrease in prepaid expenses and deposits	-	47,143	12,857
(Decrease) increase in accounts payable and accrued liabilities	(84,412)	135,193	(23,619)

Net cash provided by (used in) operating activities	(566,013)	948	(98,213)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of share issue costs	1,611,334	-	-
Share subscriptions received in advance	-	98,500	-
Proceeds from bridge loan	200,000	-	-
Repayment of bridge loan	(200,000)	-	-

Net cash provided by financing activities	1,611,334	98,500	-

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(520,845)	(7,226)	(7,500)
Purchased equipment	(1,979)	-	-

Net cash used in investing activities	(522,824)	(7,226)	(7,500)

Foreign exchange gain on cash held in foreign currency	-	-	1,700

Change in cash and cash equivalents	522,497	92,222	(104,013)

Cash and cash equivalents, beginning of year	99,097	6,875	110,888

Cash and cash equivalents, end of year	$ 621,594	$ 99,097	$ 6,875

Cash paid for interest	$ 3,235	$ -	$ -

Cash paid for income taxes	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

1.

NATURE AND CONTINUANCE OF OPERATIONS

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

As at June 30, 2004, the Company has  working capital of $573,034.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placements to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary Minera Maracote Peru S.A. (a Peru corporation).  All inter-company transactions and balances have been eliminated upon consolidation.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

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

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the results of operations.

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

When the value of the developed property is considered to be impaired, the amount of the impairment is added to depletion.  The Company applies an annual ceiling test to ensure that its oil and gas properties with proven reserves are carried at the lower of capitalized cost and net recoverable value.  Capitalized cost is the net book value of oil and gas properties less the accumulated future site restoration provision and future income taxes.  Net recoverable value is the amount of estimated future net revenue from production of proven reserves at year-end prices and costs, plus the cost of unproven properties (net of impairments), less estimated costs for future operating, administrative overhead, financing, site restoration and income taxes.  Undeveloped properties are excluded from the depletion calculation until the quantities of proven reserves can be determined.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

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

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided for annually at the following rates:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At June 30, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 6,516,450, 54,000 and 135,833 respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Stock-based compensation

The Company grants options as described in Note 6.  Effective July 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company adopted for the year ended June 30, 2003, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees is accounted for by using the fair value method of accounting.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation (cont’d….)

Effective for the year ended June 30, 2004, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation under which the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

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

3.

RESOURCE PROPERTIES

	Aldebaran Property, Brazil	Total

Acquisition costs:

Balance, June 30, 2003	$ 35,859	$ 35,859
Additions	72,627	72,627
Balance, June 30, 2004	108,486	108,486

Exploration costs:

Balance, June 30, 2003	62,634	62,634
Assays	6,109	6,109
Camp and administration	16,757	16,757
Geological	93,431	93,431
Geophysics	81,440	81,440
Land and legal	73,243	73,243
Local exploration	113,209	113,209
Reports and mapping	2,818	2,818
Transportation	5,525	5,525
Balance, June 30, 2004	455,166	455,166

Total costs	$ 563,652	$ 563,652

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

3.

RESOURCE PROPERTIES (cont’d….)

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

Aldebaran Property, Brazil

Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited (“Goldmarca”) were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to an 100% interest in the Aldebaran property in Brazil. Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.

In order to acquire an initial joint 50% interest (the “First Option”), the Company and Goldmarca must, on an equal basis unless described otherwise, complete the following:

a)

pay the owners of the surface and mineral rights:

i)

US$11,000 by December 31, 2003 (paid);

ii)

a further US$82,000 by December 31, 2004 (US$6,000 paid);

iii)

a further US$120,000 by December 31, 2005;

iv)

a further US$174,000 by December 31, 2006;

v)

a further US$332,000 by December 31, 2007;

vi)

a further US$36,000 by December 31, 2008; and

vii)

a further US$12,000 by April 30, 2009

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

3.

RESOURCE PROPERTIES (cont’d…)

Aldebaran Property, Brazil (cont’d…)

b)

pay Global:

i)

US$20,000 by July 31, 2004 (paid);

ii)

a further US$200,000 by December 31, 2004;

iii)

a further US$250,000 by December 31, 2005;

iv)

a further US$300,000 by December 31, 2006; and

v)

a further US$2,500,000 by December 31, 2007;

c)

incur exploration expenditures as follows:

i)

US$100,000 by October 31, 2003 (done);

ii)

US$350,000, in aggregate, by June 30, 2004 (done);

iii)

US$600,000, in aggregate, by March 31, 2005;

iv)

US$850,000, in aggregate, by March 31, 2006;

v)

US$1,150,000, in aggregate, by March 31, 2007; and

vi)

US$1,800,000, in aggregate, by March 31, 2008;

The US$350,000 incurred by June 30, 2004 was the sole responsibility of the Company.  The next US$250,000 to be initially incurred by March 31, 2005 is the sole responsibility of Goldmarca, however, Lund has agreed to extend the time by which Goldmarca must begin funding expenditures to February 16, 2005.  At that point Goldmarca must incur the next US$250,000 in expenditures along with an amount equal to that spent by Lund, less US$110,000 in expenditures deemed to have been incurred by Goldmarca.

d)   Under the agreement, Goldmarca issued 500,000 shares to Global and the Company issued 200,000 common shares to Goldmarca valued at $20,000 (Note 5).

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

Global’s right to acquire the remaining 20% interest in the property prior to December 31, 2006 for between 80,000 and 120,000 ounces of gold will be assigned to the Company and Goldmarca on a pro-rata basis upon exercise of the First Option.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

3.

RESOURCE PROPERTIES (cont’d…)

Aldebaran Property, Brazil (cont’d…)

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

During the year ended June 30, 2004, the Company issued 155,809 shares at a value of $15,581 as a finder’s fee based on the Company’s expected expenditures and property payments for 2003 (Note 5).

Elkhorn Prospect, Manitoba

During the year ended June 30, 2002, the Company entered into an agreement to acquire a 25% working interest in the Elkhorn oil and gas prospect in southwest Manitoba.  As consideration, the Company was required to pay $15,000, of which $7,500 was paid.

During the year ended June 30, 2003, the Company terminated the Elkhorn agreement and accordingly, the $7,500 property payment was written off to operations.

4.

EQUIPMENT

		2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 18,789	$ 14,466	$ 4,323	$ 16,810	$ 13,230	$ 3,580
Furniture and fixtures	30,322	21,188	9,134	30,322	18,904	11,418

	$ 49,111	$ 35,654	$ 13,457	$ 47,132	$ 32,134	$ 14,998

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued
Balance as at June 30, 2003, 2002 and 2001	2,815,140	$ 7,494,876	$ 29,000
Private placement (a)	1,235,000	123,500	-
Private placement (e)	2,500,000	164,471	11,529
Private placement (f)	215,000	43,000	-
Private placement (g)	3,195,713	1,132,766	98,487
Loan bonus (b)	400,000	40,000	-
Resource property (c, d)	355,809	35,581	-
Exercise of warrants	849,905	136,081	-
Stock-based compensation	-	-	291,574

Balance as at June 30, 2004	11,566,567	$ 9,170,275	$ 430,590

Included in issued capital stock are 759,375 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.  These shares will be released overtime through to July 2006.

Share consolidation

Effective July 10, 2003, the Company consolidated its issued and authorized share capital on a 2 old for 1 new basis.  Immediately after the share consolidation, the Company’s authorized share capital was increased to 200,000,000 common shares without par value.  As a result of the share consolidation, the Company’s issued share capital decreased from 5,630,280 to 2,815,140 shares.  All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

Share issuances

a)

On July 10, 2003, the Company completed a non-brokered private placement of 1,235,000 units at a price of $0.10 per unit for proceeds of $123,500.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until July 10, 2005.  As of June 30, 2003, $98,500 of proceeds relating to this private placement had been received. A total of 350,000 warrants relating to this private placement have been exercised.

b)

On July 10, 2003, the Company arranged a bridge financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  This loan has since been repaid by the Company.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a value of $40,000.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

c)

On July 10, 2003, the Company issued 200,000 common shares at a value of $20,000 towards the acquisition of an interest in the Aldebaran resource property (Note 3).

d)

On July 10, 2003, the Company issued 155,809 common shares at a value of $15,581 as a finder’s fee relating to the acquisition of the Aldebaran resource property (Note 3).

e)

On August 1, 2003, the Company completed the non-brokered private placement with One Click Ventures Inc. of 2,500,000 units at a price of $0.10 per unit for cash proceeds of $176,000, net of share issue costs of $49,000 and finder’s fee of $25,000.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until August 1, 2005.  In connection with the private placement, the Company paid a finder’s fee to Canaccord Capital Corp. (“Canaccord”) of $25,000 and issued warrants entitling Canaccord to purchase up to 625,000 shares of the Company at a price of $0.20 per share until August 1, 2005. The fair value of the 625,000 broker warrants is estimated to be $11,529 which has been recorded as share issue costs with a corresponding amount recorded as contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.98%, an expected life of two years, expected volatility of 28.31% and an expected dividend yield of 0.0%.  A total of 499,905 warrants relating to this private placement have been exercised.

f)

On September 10, 2003, the Company completed a non-brokered private placement of 215,000 units at a price of $0.20 per unit for proceeds of $43,000.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share until September 10, 2005.

g)

On February 26, 2004, the Company completed a brokered private placement of 3,000,000 units at a price of $0.45 per unit for cash proceeds of $1,231,254, net of commissions of $64,929 and share issue costs of $53,817.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the holder to purchase one additional share at a price of $0.45 per share until February 26, 2005, and thereafter at a price of $0.60 per share until February 26, 2006.  The agent received cash of $64,929 and 95,713 units at a value of $43,071 representing 8% of the gross proceeds raised.  The agent also received broker’s warrants entitling the agent to purchase up to 600,000 shares of the Company with the same terms as described above and a corporate finance fee of 100,000 shares with a value of $45,000.  The fair value of the broker warrants is estimated to be $98,487 which has been recorded as share issue costs with a corresponding amount recorded as contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.38%, an expected life of two years, expected volatility of 64.03% and an expected dividend yield of 0.0%.

6.

STOCK OPTIONS

The Company has adopted an incentive stock option plan (the “Plan”) to grant options to employees, officers, directors and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

6.

STOCK OPTIONS

Stock option transactions are summarized as follows:

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	54,000	$ 2.35	135,833	$ 1.84	137,833	$ 1.84
Granted	751,500	0.52	-		-
Forfeited	(162,000)	1.13	(81,833)	1.50	(2,000)	1.50

Outstanding and Exercisable, end of year	643,500	$ 0.52	54,000	$ 2.35	135,833	$ 1.84

The weighted average fair value of stock options granted during the current year was $0.39 per option.

As at June 30, 2004, the following stock options are outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

622,000	$ 0.52	September 8, 2008
21,500	$ 0.65	September 12, 2008

643,500

During the current year, the Company adopted on a prospective basis the fair value based method of accounting for all stock-based compensation (Note 2).   The total fair value of stock options granted during the current year was $291,574, which has been recorded as stock-based compensation in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the current year:

Risk-free interest rate	4.0 - 4.1%
Expected life	5 years
Annualized volatility	94 – 129%
Dividend rate	0%

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

7.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	2004		2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	-	$ -	-	$ -	-	$ -
Issued	6,722,855	0.25	-	-	-	-
Exercised	(849,905)	0.16	-	-	-	-
Expired	-		-	-	-	-

Outstanding, end of year	5,872,950	$ 0.27	-	$ -	-	$ -

As at June 30, 2004, the following share purchase warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

885,000	$ 0.15	July 10, 2005
2,172,000	0.15	August 1, 2005
453,095	0.20	August 1, 2005
215,000	0.25	September 10, 2005
1,499,999	0.45	February 26, 2005
	then at 0.60	February 26, 2006
600,000	0.45	February 26, 2005
	then at 0.60	February 26, 2006
47,856	0.45	February 26, 2005
	then at 0.60	February 26, 2006

5,872,950

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

8.

RELATED PARTY TRANSACTIONS

a)   The Company incurred the following costs with a law firm controlled by a director and companies related by way of common directors as follows:

	2004	2003	2002

Legal fees	$ 124,525	$ 73,369	$ 9,684
Office and rent	12,800	47,143	23,096
Consulting fees	50,000	-	-

	$ 187,325	$ 120,512	$ 32,780

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to resource properties, based on the nature of the expenditure.

b)   Included in accounts payable at June 30, 2004 is $44,195 (2003 - $142,628) due to a law firm controlled by a director and companies related by way of common directors.

c)   During the year ended June 30, 2004, the Company arranged bridge loan financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  This loan was repaid during the year.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a value of $40,000.

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

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2004	2003	2002

Loss for the year	$ (816,776)	$ (184,661)	$ (57,828)

Expected income tax recovery	$ 290,772	$ 69,469	$ 22,911
Items not deductible for tax purposes	(105,053)	(1,972)	-
Items deductible for tax purposes	13,723	-	-
Losses for which no tax benefit has been recognized	(199,442)	(67,497)	(22,911)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2004	2003

Future income tax assets
Resource expenditures and equipment	$ 1,080,673	$ 1,044,947
Share issuance costs	54,894	-
Non-capital loss carry-forwards	691,650	515,397

	1,827,217	1,560,344
Less: valuation allowance	(1,827,217)	(1,560,344)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $1,942,000 available for deduction against future years’ taxable income.  These losses, if not utilized, will expire beginning in 2005.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and equipment and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

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

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

12.

SEGMENT INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	2004	2003

Brazil	$ 563,652	$ 98,493
Canada	13,457	14,998

	$ 577,109	$ 113,491

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended June 30, 2004 consisted of the Company:

a)

Issuing 355,581 common shares with a value of $35,581 towards the acquisition of resource properties.

b)

Issuing 400,000 common shares with a value of $40,000 as a loan bonus in conjunction with a $200,000 bridge loan.

c)

Issuing 1,225,000 broker warrants with a value of $110,016 relating to private placements that were recorded as share issue costs.

d)

Issuing 95,713 units and 100,000 common shares to an agent with a value of $43,071 and $45,000, respectively, that were recorded as share issue costs.

e)

Issuing 985,000 units in exchange for subscription proceeds of $98,500 received in the previous year.

There have been no significant non-cash transactions for the years ended June 30, 2003 and 2002 except for resource property expenditures of $91,267 during the year ended June 30, 2003 that were incurred through accounts payable.

14.

SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2004:

a)

The Company granted 59,000 options with an exercise price of $0.25 per share, expiring on July 22, 2009.

b)

The Company issued 66,000 shares and received proceeds of $9,900 pursuant to the exercise of warrants.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

14.

SUBSEQUENT EVENTS

c)

The Company arranged, subject to regulatory approval, a brokered private placement of 4,000,000 units at a price of $0.25 per unit.  Each unit will consist of one share and one share purchase warrant, each warrant entitling the purchase of one additional share of the Company for a period of two years at a price of $0.30 per share during the first year and $0.35 per share during the second year.  The agent will receive a commission of 8% of the gross proceeds payable half in cash and half in units at the agent’s election as well as broker warrants entitling the holder to purchase up to 800,000 shares of the Company for a period of two years with the same terms as described above, an administration fee of $5,000 and a corporate finance fee of 80,000 shares of the Company.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

	2004	2003	2002

Loss for the year
Loss for the year - Canadian GAAP	$ (816,776)	$ (184,661)	$ (57,828)
Resource properties expensed under U.S. GAAP	(465,159)	(98,493)	-

Loss for the year - U.S. GAAP	$ (1,281,935)	$ (283,154)	$ (57,828)

	2004	2003

Shareholders’ equity (deficiency)
Shareholders’ equity (deficiency) - Canadian GAAP	$ 1,150,143	$ (11,570)
Resource properties expensed under U.S. GAAP	(563,652)	(98,493)

Shareholders’ equity (deficiency) - U.S. GAAP	$ 586,491	$ (110,063)

	2004	2003

Resource properties
Resource properties - Canadian GAAP	$ 563,652	$ 98,493
Resource properties expensed under U.S. GAAP	(563,652)	(98,493)

Resource properties - U.S. GAAP	$ -	$ -

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d….)

	2004	2003	2002

Cash flows from operating activities
Per Canadian GAAP	$ (566,013)	$ 948	$ (98,213)
Resource properties expensed under U.S. GAAP	(520,845)	(7,226)	-

Per U.S. GAAP	$ (1,086,858)	$ (6,278)	$ (98,213)

	2004	2003	2002

Cash flows from investing activities
Per Canadian GAAP	$ (522,824)	$ (7,226)	$ (7,500)
Resource properties expensed under U.S. GAAP	520,845	7,226	-

Per U.S. GAAP	$ (1,979)	$ -	$ (7,500)

a)

Resource properties

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition and exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be amortized using the unit of a production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties and, accordingly, there are no significant measurement differences with U.S. GAAP.

b)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”), recommends, but does not require, companies establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected to account for stock-based compensation by using SFAS 123 for the year ended June 30, 2004.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

b)

Stock-based compensation (cont’d…)

For the years ended June 30, 2003 and 2002, the Company elected to account for stock-based compensation by using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the year ended June 30, 2002.  New accounting and disclosure standards were introduced under Canadian GAAP beginning with the fiscal year ended June 30, 2003 (Note 2).  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended June 30, 2004 and 2003.  For the year ended June 30, 2002, there was no difference, since no stock options were granted.

c)

Loss per share

Under both Canadian and U.S. GAAP, basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under U.S. generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow since they are considered contingent shares.  The weighted average number of shares outstanding under U.S. GAAP for the years ended June 30, 2004, 2003 and 2002 were 8,028,659, 2815,140 and 2,815,140, respectively.  Accordingly, the loss per share for the years ended June 30, 2004, 2003 and 2002 was $(0.02), $(0.10) and $(0.16), respectively.

d)

Recent accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003.  The consolidation requirements for all other types of entities is required in financial statements for periods ending after March  15, 2004.

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2004

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

Recent accounting pronouncements (cont’d….)

The adoption of this new pronouncement is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian Standards

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

The CICA has issued CICA Handbook Section 3110 “Asset Retirement Obligation” which is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability as its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 15, 2004

     “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 15, 2004

     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer