Form 20-F
period 2005-06-30
LUND GOLD LTD
filed 2005-11-07
CIK 1075756

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2005

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

17,138,618

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

The information set forth in this Annual Report on Form 20-F is as at June 30, 2005 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	20
C.	Organisational Structure	20
D.	Property Plants and Equipment	20
	Aldebarán Property, Brazil	21
	Title	21
	Location, Access & Physiography	22
	Exploration History	23
	Regional and Local Geology	23
	Mineralization	24
	Recent Exploration	25
	Proposed Exploration	26
	Brazil Mining Law	26
	Carneirinho Property, Brazil	27

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	Operating Results	27
	Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004	27
	Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003	29
	Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002	29
B.	Liquidity and Capital Resources	30
	June 30, 2005 Compared to June 30, 2004	30
	June 30, 2004 Compared to June 30, 2003	31
	June 30, 2003 Compared to June 30, 2002	31
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	31
	Outlook	32
C.	Research and Development, Patents and Licenses, etc.	32
D.	Trend Information	32
E.	Off-Balance Sheet Arrangements	32
F.	Tabular Disclosure of Contractual Obligations	32
G.	Safe Harbour	32

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	33
A.	Directors and Senior Management	33
B.	Compensation	33
	Option Grants in Last Fiscal Year	34
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	34
	Defined Benefit of Actuarial Plan Disclosure	34
	Termination of Employment, Change in Responsibilities and Employment Contracts	35
	Directors	35
	Securities Authorized For Issuance Under Equity Compensation Plans	36
C.	Board Practices	36
D.	Employees	36
E.	Share Ownership	37

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	37
A.	Major Shareholders	37
B.	Related Party Transactions	38
C.	Interests of Experts and Counsel	38

ITEM 8.	FINANCIAL INFORMATION	38
A.	Consolidated Statements and Other Financial Information	38
B.	Significant Changes	38

ITEM 9.	THE OFFER AND LISTING	38
A.	Offer and Listing Details	38
B.	Plan of Distribution	39
C.	Markets	39
D.	Selling Shareholders	39
E.	Dilution	39
F.	Expenses of the Issue	39

ITEM 10.	ADDITIONAL INFORMATION	39
A.	Share Capital	39
B.	Memorandum and Articles of Association	40
C.	Material Contracts	41
D.	Exchange Controls	41
E.	Taxation	43
	Material Canadian Federal Income Tax Consequences	43
	Dividends	44
	Capital Gains	44
	Material United States Federal Income Tax Consequences	45
	U.S. Holders	45
	Distributions on Common Shares of the Company	45
	Foreign Tax Credit	46
	Information Reporting and Backup Withholding	46
	Disposition of Common Shares of the Company	47
	Currency Exchange Gains or Losses	47
	Other Considerations	47
	Foreign Personal Holding Company	47
	Foreign Investment Company	47
	Passive Foreign Investment Company	48
	Controlled Foreign Corporation	49
F.	Dividends and Paying Agents	49
G.	Statements by Experts	49
H.	Documents on Display	49
I.	Subsidiary Information	50

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	50

PART II		50

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	50

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	50

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	50

ITEM 15.	CONTROLS AND PROCEDURES	50

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Acid	A descriptive term applied to igneous (volcanic) rocks containing greater than 60% silica in their composition.
Alkaline	Igneous rocks containing more sodium and potassium than is average for the group of rocks to which they belong, thereby having the qualities of a base substance.
Alluvial	Material deposited by the mechanical action of a stream or running water.
Anorogenic	Processes which are not related to tectonic activity or disturbance. Related to crustally inactive events.
Aphanitic	Descriptive term for any igneous rocks whose fine-grained constituents are too small to be distinguished by the unaided eye.
Arenite	A general descriptive term applying to any consolidated sedimentary rock composed of sand-sized fragments, irrespective of composition.
Breccia	A coarse-grained clastic rock composed of angular shaped, broken rock fragments held together by a fine-grained matrix or mineral cement.
Calc-Alkaline	A term describing igneous rocks containing plagioclase feldspar.
Caldera	A large basin-shaped volcanic depression which is more or less circular in appearance.
Chalcedonic	A term describing a rock composed of chalcedony, a crytocrystalline variety of quartz that may be translucent or semitransparent with a wax like lustre.
Clastic	Pertaining to a rock or sediment composed primarily of fragments derived from pre-existing rocks/minerals and transported some distance from their origin.
Coeval	An event having the same age, date of origin or actions occurring at the same time.
Comb-textured	The visual texture of a rock displaying a vein filling in which sub-parallel crystals, most commonly quartz or calcite, grow perpendicular to the vein walls thereby resembling the teeth of a comb.
Continental rift

A grand scale structural feature represented by a long, narrow continental-scale trough bounded by normal faults.  These features create extensive horst and graben structures (upthrown and downthrown blocks of continental material) and are most often associated with extensive volcanism.

Duricrust	The hard packed crust on the surface or a layer within the upper horizons of a soil profile. It is formed by soluble mineral precipitate from mineral-bearing waters.
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

Graben	An elongate, relatively depressed crustal unit or crustal block that is bounded by faults along the margins of its long axis.

Granitoids	A general descriptive term for any granitic rock unit (plutonic rock in which quartz makes up 10-50% of the felsic component).
Hydrothermal	Pertaining to hot water, the action of hot water or the products of this action such as a mineral deposit precipitated from a hot aqueous solution.
Ignimbrites	The resultant rock formed by the widespread deposition and consolidation of ash flows.
Iron pisolites	A sedimentary rock comprised of cemented accretions of pea-shaped and sized concentric components.
Laminated	The finest stratification (layering) within sedimentary rocks produced by the consistent flow of ground water.
Laterite	A highly weathered red subsoil or material rich in secondary oxides of iron or aluminum. Development occurs in tropical environment as a residual product of weathering.
Latosol	A group of soils characterised by deep weathering and an abundance of hydrous-oxide material. These soils develop under forested, humid, tropical conditions.
Limonite	A geologic field term relating to a group of brown, amorphous, hydrous ferric oxides. It is commonly a secondary mineral formed by the oxidation (weathering) of iron-bearing materials.
Lineament	A linear shaped topographic feature of regional extent believed to directly reflect crustal structures.
Lithogeochemistry	The study relating to the chemistry (chemical composition) of the mineral groups comprising the lithosphere (rocks, soils, sediments).
Mafic	Those igneous rocks composed chiefly of dark, ferromagnesian minerals.
Magmatism	The process associated with the development and movement of magma, and its solidification into igneous rocks.
Magnetometer	A geophysical instrument which is utilised to measure the earth’s magnetic field and its charges.
Manganiferous	The alteration or weathering of a rock unit or soil horizon containing manganese as a principle component.
Metallogenic Province	A broad area characterised by a particular assemblage of mineral deposits, or distinct type of mineralization.
Migmatite	A rock unit composed of igneous, igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.
Orogenies	Related to the events associated with the process of mountain formation.
Petrology	The branch of geologic study dealing with the origin, occurrence, structure and history of rocks.
Plutonic	Pertaining to igneous rocks formed at great depth.
Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.

Pyroclastic	Any rock that consists of unreworked solid material, of whatever size, that has been explosively or aerially ejected from a volcanic vent.
Rhyolite	A group of extrusive igneous rocks typically porphyritic and commonly exhibiting flow textures. These rocks are the extrusive equivalent (compositionally) of granites.
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

Subaerial	Referring to features that are formed, existing or taking place on the land surface. It is in contrast to subaqueous (beneath water events).
Tonalite	A quartz diorite, plutonic rock similar in composition to a diorite but with appreciably higher quartz content. The extrusive equivalent of a dacite.
Tuffaceous	A general descriptive term referring to all consolidated, pyroclastic rocks.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarise selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 15 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended June 30, 2005 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended June 30
		2005	2004	2003	2002	2001
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($322,357)	($816,776)	($184,661)	($94,840)	($190,245)
	Per Share (1)	($0.02)	($0.09)	($0.07)	($0.03)	($0.07)
(c)	Total assets	$2,099,788	$1,211,860	$225,826	$85,527	$203,986
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$10,289,325	$9,170,275	$7,494,876	$7,494,876	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$2,067,385	$1,150,143	($11,570)	$74,591	$132,419
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($322,357)	($816,776)	($184,661)	($57,828)	($190,245)
	Per Share (1)	($0.02)	($0.09)	($0.07)	($0.02)	($0.07)

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

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended June 30
		2005	2004	2003	2002	2001
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($1,572,354)	($1,281,935)	($283,154)	($94,840)	($190,245)
	Per Share¹	($0.11)	($0.15)	($0.10)	($0.03)	($0.07)
(c)	Total assets	$286,139	$648,208	$127,333	$85,527	$203,986
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$10,289,325	$9,170,275	$7,494,876	$7,494,876	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$253,736	$586,491	($110,063)	$74,591	$132,419
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($1,572,354)	($1,281,935)	($283,154)	($57,828)	($190,245)
	Per Share¹	($0.11)	($0.15)	($0.10)	($0.03)	($0.07)

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

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On October 21, 2005, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.1847.

The following table sets out the high and low exchange rates for each of the last six months.

	2005
	October	September	August	July	June	May
High for period	1.1923	1.1936	1.2243	1.2463	1.2589	1.2734
Low for period	1.1672	1.1588	1.1836	1.2023	1.2235	1.2367

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30
	2005	2004	2003	2002	2001
Average for the period	1.2448	1.3426	1.5066	1.5677	1.5198

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

Exploration and Development Risks

The Company is engaged in the business of acquiring interests in and exploring resource properties in the hope of locating reserves.  The Company's property interests are in the exploration stage only.  Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

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

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of June 30, 2005 was $8,773,079.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Foreign Countries and Regulatory Requirements

Currently, the Company’s only properties are located in Brazil.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and mine safety.  In particular, the status of Brazil as a developing country may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.

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

The Company’s potential mining and processing operations and exploration activities in Brazil are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.085 to a high of $0.15 in the period beginning June 30, 2005 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgements

The Company and its officers and its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgement of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgement was obtained has a basis for jurisdiction in the matter that was recognised by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if: 75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realised on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

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

Option to Acquire the Halley and Leoncocha Property

In April 1998, the Company entered into an option agreement with Ulysses International Resources Inc. to acquire a 65% interest in seven mineral properties comprising 3,900 hectares in southeastern Peru.  In August 1999, the Company elected not to proceed with the option agreement and abandoned any interest in the properties.

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

Acquisition of the Aldebarán Property, Brazil

In May 2003, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca were granted the exclusive option to jointly acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  As a result of Goldmarca failing to elect to incur its share of costs of keeping the First Option in good standing, its interest was converted to a 5% net profits interest.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Aldebarán Property - Title” below.

Global has the right to acquire its interest in the Aldebarán Property pursuant to an agreement (the “Underlying Agreement”) between Global, the owner of the surface rights, José Pereira da Silva and his wife, and the owner of the mineral rights to the Aldebarán Property, Lithos Minerçao.  Pursuant to the Underlying Agreement, Global has the right to acquire up to a 100% interest in the Aldebarán Property, free and clear of all liens and encumbrances other than a production royalty at a rate to be determined (the “Royalty”) in favour of the owner of the surface rights not to exceed US$750,000 in total or US$250,000 in any one year.  Other than the cash payments and share issuances to Global, the exercise requirements for the First Option, the Second Option and the Third Option are simply an assumption by the Company of the terms of the Underlying Agreement.

In order to exercise the First Option, the Company must:

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

(d)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$100,000 must be incurred by October 31, 2003, US$350,000, in the aggregate, by June 30, 2004, US$600,000, in the aggregate, by March 31, 2005, US$850,000, in the aggregate, by March 31, 2006 and US$1,150,000, in the aggregate, by March 31, 2007, provided that the Company is allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures;

(e)

Goldmarca shall issue to Global 500,000 shares of Goldmarca and the Company shall issue to Goldmarca 200,000 shares of the Company (all of which have been issued); and

(f)

maintain the Aldebarán Property in good standing.

Following the exercise of the First Option, in order to exercise the Second Option, the Company must incur US$200,000 in exploration expenditures for each additional 1% interest to be acquired in the Aldebarán Property up to an additional 30% to end up with an aggregate 80% interest in the Aldebarán Property.  Upon having incurred an additional US$6,000,000 in exploration expenditures or upon the Company electing not to acquire any further interest, the Company and Global will associate as a single purpose joint venture for the further exploration and development of the Property.

Following the exercise of the First Option and the Second Option, in order to exercise the Third Option, the Company must deliver to the owner of the mineral rights, Lithos Mineracao, between 80,000 and 120,000 ounces of gold.  If the Third Option is exercised before May 26, 2006, the Company must deliver 80,000 ounces.  The Underlying Agreement also provides that the owner of the mineral rights, Lithos Mineracao, is entitled to a payment of US$1,000,000 (the “Production Bonus”) within six months after the date on which the DNPM approves a development plan for the Aldebarán Property.  If the Third Option is exercised after May 26, 2006 but before the date on which the Production Bonus is paid, the Company must deliver 100,000 ounces.  If the Third Option is exercised after May 26, 2006 but within six months after the date on which the Production Bonus is paid, the Company must deliver 120,000 ounces, failing which the Third Option will expire.

Acquisition of the Carneirinho Property, Brazil

The Company and Oromin Explorations Ltd. (“Oromin”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Company and Oromin must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

B.

Business Overview

The Company currently holds an interest in two mineral exploration properties.  The Company has not derived any revenues from the sale of mineral or other resource products in the last three fiscal years.  Previously, the Company was involved in the purchase, warehousing and reselling of clothing items in Canada and Washington State.  By agreement dated April 8, 1988, as amended March 11, 1993, the Company acquired from Design Technology B.V. certain distribution rights for Canada and Washington State for all products of Cherry Lane Fashion Group Limited.  The Company began to wind-down its operations in this regard in 1995, the Company closed operations in 1996 and all remaining debts and obligations pertaining to the Company’s past business were settled in 1997 and 1998.

In April 1998, the Company entered into an option agreement with Ulysses International Resources Inc. to acquire a 65% interest in seven mineral properties comprising 3,900 hectares in southeastern Peru.  In August 1999, due to unsatisfactory exploration results from the properties, the Company elected not to proceed with the option agreement and abandoned any interest in the properties.

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

In January 2005, the Company and Oromin Explorations Ltd. (“Oromin”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

C.

Organisational Structure

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

Aldebarán Property, Brazil

Title

By an agreement dated May 5, 2003, as amended, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca were granted the exclusive option to jointly acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  As a result of Goldmarca failing to elect to incur its share of costs of keeping the First Option in good standing, its interest was converted to a 5% net profits interest.

Global has the right to acquire its interest in the Aldebarán Property pursuant to an agreement (the “Underlying Agreement”) between Global, the owner of the surface rights, José Pereira da Silva and his wife, and the owner of the mineral rights to the Aldebarán Property, Lithos Minerçao.  Pursuant to the Underlying Agreement, Global has the right to acquire up to a 100% interest in the Aldebarán Property, free and clear of all liens and encumbrances other than a production royalty at a rate to be determined (the “Royalty”) in favour of the owner of the surface rights not to exceed US$750,000 in total or US$250,000 in any one year.  Other than the cash payments and share issuances to Global, the exercise requirements for the First Option, the Second Option and the Third Option are simply an assumption by the Company of the terms of the Underlying Agreement.

In order to exercise the First Option, the Company must:

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

(d)

incur exploration expenditures of US$1,800,000 by March 31, 2008, of which exploration expenditures of US$100,000 must be incurred by October 31, 2003, US$350,000, in the aggregate, by June 30, 2004, US$600,000, in the aggregate, by March 31, 2005, US$850,000, in the aggregate, by March 31, 2006 and US$1,150,000, in the aggregate, by March 31, 2007, provided that the Company is allowed to credit excess expenditures in prior periods to subsequent periods and to include all property payments as exploration expenditures;

(e)

Goldmarca shall issue to Global 500,000 shares of Goldmarca and the Company shall issue to Goldmarca 200,000 shares of the Company (all of which have been issued); and

(f)

maintain the Aldebarán Property in good standing.

Following the exercise of the First Option, in order to exercise the Second Option, the Company must incur US$200,000 in exploration expenditures for each additional 1% interest to be acquired in the Aldebarán Property up to an additional 30% to end up with an aggregate 80% interest in the Aldebarán Property.  Upon having incurred an additional US$6,000,000 in exploration expenditures or upon the Company electing not to acquire any further interest, the Company and Global will associate as a single purpose joint venture for the further exploration and development of the Aldebarán Property.  The initial respective property interests of the parties shall be determined based on the interest acquired by the Company.  The joint venture agreement will contain terms that are generally standard in the North American and Australian mining industry, including dilution of interest provisions.

Following the exercise of the First Option and the Second Option, in order to exercise the Third Option, the Company must deliver to the owner of the mineral rights, Lithos Mineracao, between 80,000 and 120,000 ounces of gold.  If the Third Option is exercised before May 26, 2006, the Company must deliver 80,000 ounces.  The Underlying Agreement also provides that the owner of the mineral rights, Lithos Mineracao, is entitled to a payment of US$1,000,000 (the “Production Bonus”) within six months after the date on which the DNPM approves a development plan for the Aldebarán Property.  If the Third Option is exercised after May 26, 2006 but before the date on which the Production Bonus is paid, the Company must deliver 100,000 ounces.  If the Third Option is exercised after May 26, 2006 but within six months after the date on which the Production Bonus is paid, the Company must deliver 120,000 ounces, failing which the Third Option will expire.

Location, Access & Physiography

The Aldebarán Property is situated within the Amazon tropical rain forest, east of the Roosevelt River that flows northward into the Madeira River, a major tributary of the Amazon River.  The Aldebarán Property is marked by prominent, linear and arcuate ridges and local topographic highs visible on satellite imagery, with elevations ranging from 50 to 250 metres above sea level.  The topography is cut by an extensive system of streams and creeks.  The area beyond the Aldebarán Property is surrounded by a more gently undulose landscape up to 100 metres above sea level.

The humid tropical climate is characterized by significant rainfall from December through April, with precipitation averaging about 2,700 millimetres per year. The average temperature is 24° Celsius ranging from 19°C to a maximum of 38° C.

The closest major support centre is the city of Humaita on the Madeira River, about 245 kilometres west of the Aldebarán Property.  By road, Humaita can be accessed via Manaus, 650 kilometres southwest along paved road BR-319, or via Porto Velho, 200 kilometres northeast along the same road.  Both Manaus and Porto Velho have national airports that can be accessed from larger cities.  From Humaita, one crosses the Madeira River, then travels 245 kilometres east along the unpaved Transamazonica Roadway, then south 36 kilometres on a secondary dirt road parallel and west of the Roosevelt River, to a support camp (fishing lodge) on the river border.  A small airstrip that services the fishing lodge is located nearby, about 500 metres from the river.  During the rainy season (December to April) travel time by road from Humaita to the Roosevelt River camp is two days and during the dry season it is reduced to one day.

The camp itself, is well constructed and in excellent condition.  It can readily accommodate at least twelve people and includes a kitchen, dining hall, drafting area, and sample storage.  The camp is supported by an electrical generator, and communications can be supported by satellite telephone as per prior project operation.  The operating season would be year round.  Surface rights should be sufficient for most mining operations.

Exploration History

The region containing the Aldebarán Property became more accessible with the construction of the Transamazonica Roadway in 1979.  Historic production figures for alluvial placer mining on the Property have been estimated to be in the order of four tonnes of gold from a 16 square kilometre drainage area.  The extent of alluvial workings support the production estimates.

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

Regional and Local Geology

The Aldebarán Property is located in the southcentral Amazonian Craton of Brazil, at the southern margin of the northwest-striking Tapajós Tectonic Province (TT, 2.0 -1.8 Ga), bounded to the southwest by the Rio Negro-Juruena Tectonic Province (RNJ, 1.8-1.55 Ga).  The TT-RNJ orogenies represent two of the Proterozoic magmatic arc systems that were progressively accreted to the Archean Central Amazonian Province to the northeast, toward development of a large stable continent (Cordani et al. 2000).

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

Regionally, the Aldebarán Property lies along the northwest extension of the Alta Floresta Metallogenic Province, Au (Zn, Pb, Cu).  Including Aldebarán, the strike length of the zone is at least 600 kilometres.  Within the Alta Floresta region numerous primary gold occurrences are mainly located along the TT-RNJ boundary zone, at the southern margin of the Cachimbo graben.  Most of the gold occurrences have received little study to date.  The Tapajós Gold Province lies about 200 kilometres northeast, across the Cachimbo Graben, within the Tapajós Tectonic belt that hosts an extensive array of primary gold (polymetallic) occurrences.  Several gold deposits have estimated reserves that vary from 5 to 60 tonnes of gold.

In both gold provinces, separated by the Cachimbo Graben, host rocks to epithermal vein-type and/or disseminated/stockwork mineralization include basement rocks, Maloquinha and/or Teles Pires intrusions, and the Iriri-Teles Pires volcanics.  The distribution and style of mineralization is possibly related to the level of erosion of intrusion-centred (porphyry) hydrothermal gold systems.  In the Tapajós Gold Province, there is also evidence to suggest the presence of at least two Early Proterozoic ages of mineralization, one related to basement evolution (>2.0 Ga), the other related to Iriri-Maloquinha magmatism.  To the latter are related the recent epithermal Au-(Cu-Mo-Ag) discoveries in Iriri volcanic rocks, such as V3, a large, low-grade gold deposit situated near the rim of a large collapsed caldera filled with volcanic and sedimentary rocks.  The caldera may be centred over a porphyry intrusion.

East of the Property, in the Alta Floresta region, polymetallic mineralization of the stratabound type is reported to be hosted by Beneficiente sediments in the Moreru area.

The tropically weathered soil-saprolite profile developed at the Aldebarán Property contains remnants of a pre-existing residual laterite (duracrust) which is being transformed under more humid tropical forest conditions.  Bedrock underlies a variably thick mantle (1 to 20 metres) of soil-saprolite comprising an interval of reddish to yellowish clayey latosol, a stoneline with remnants of the residual laterite (iron pisolites and quartz crystals), an intermediate clay-rich mottled zone and an underlying saprolite after bedrock.

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

The main types of alteration associated with gold mineralization on the Aldebarán property, include sericitization, silicification and iron oxides after sulphides.  Sericitization or phyllic alteration imparts a pale green colour and sheen to the altered rock, and is the most pervasive type of alteration noted.  Sericite has also been identified in thin section where it replaces feldspars and fine-grained matrix.  Silicification varies from partial recrystallization of the matrix with minor introduction of silica, to complete silica replacement in brecciated and stockwork-veined zones.  The veined and brecciated zones may represent high-angle "feeder" faults that served as conduits for the hydrothermal fluids.  Sulphidation is evident as zones of bleaching adjacent to iron oxide veins after sulphides.  Preservation of sulphides on surface is rare, if not absent, due to intense tropical weathering.

Several sets and types of quartz veining have been observed in both ‘near-in situ’ boulders and outcrop exposed by bulldozer along Baixao Creek (now largely soil covered), on the southern flank of Serra Queimada.  Comb-textured and chalcedonic-banded quartz vein varieties indicate a shallow epithermal environment.  A considerable amount of iron oxide after sulphides (including goethite and limonite) was observed as disseminations, patches, blebs and stockworks.  Visible gold in bedrock has not been observed to date by Global.

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

The Company’s 2004 Phase I exploration program, comprised of geological mapping, trench sampling, MMI geochemistry and Induced Polarization (“IP”) geophysical surveying, was expanded due to the success of the program.  The Company chose to undertake an additional 32.0 line kilometres of IP geophysical surveying to combine with the original 22.5 line kilometres completed during the initial 2004 exploration program, prior to initiating the Phase II diamond drilling evaluation at the Aldebarán property.  The IP survey outlined multiple geophysical anomalies with both distinctive Chargeability and Resistivity responses.  The Company’s geophysical contractor, FUGRO-Geomag, recommended an initial program of nine drill sites testing three discrete geologic models.  In addition, to the nine drill sites recommended by FUGRO-Geomag, a number of additional favourable exploration targets based on geological and geochemical information also exist.

The Company’s 2004 Phase II exploration program, comprised of 12 diamond drill holes totalling 2,000 metres, auger geochemical sampling, mechanical (bulldozer) trenching and geological mapping/sampling was carried out in late 2004.  The drilling tested the highest priority geological and geochemical targets at the Baixao Creek and Grota Rica areas, as well as the three distinct geological models indicated by the 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.  The geological and geochemical similarities encountered by the Company’s drilling and surface trenching within the altered and mineralised Baixao Creek structural corridor suggest that a large mineralising system was active at Aldebarán.  Although broadly distributed, favourable alteration was encountered in all of the target areas drilled, gold results were predominantly geochemically anomalous with only narrow, isolated intervals returning in excess of 1.0 gm/t gold.

Proposed Exploration

The Company is presently reviewing the Aldebarán Property data with various exploration companies which may be interested in entering into a joint venture with the Company to further the exploration program at Aldebarán.

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

An independently prepared environmental plan must accompany the application for a mining concession and must cover water treatment, soil erosion, air quality control, revegetation and reforestation (if applicable), and reclamation.  The mining concession, once granted, will contain the terms and conditions that have to be met with respect to environmental matters.  These may include conditions for employees working with hazardous materials (such as having these employees rotated on a periodic basis); a construction code for the mine to avoid contamination of the ground water and soil; a plan to minimise erosion; a plan for meeting the tailings disposal requirements; methods and timetables for revegetation; and an overall reclamation plan upon completion of all mining activity.  The environmental plan is analysed and approved by another government agency (and not by the DNPM).  If the mining concession is completely located within one state of Brazil, the state environmental agency will be in charge.  If the mining concession spreads over more than one state, the federal government environmental agency will handle the application.

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

Carneirinho Property, Brazil

The Company and Oromin Explorations Ltd. (“Oromin”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Company and Oromin must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the Tapajós region of north central Brazil.  Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Limited exploration by TVX Gold Inc. in 1996 and 1997 outlined at least two structural trends believed to be components of the Tapajós regional structural zone, a 200 kilometre long regional-scale northeast-southwest trending shear zone that accounts for the majority of gold produced by garimpeiros in the Tapajós region.

The Company and Oromin have not yet undertaken any exploration of the Carneirinho Property.  Subject to funding, the Company and Oromin plan to undertake a preliminary evaluation that will include geological mapping, prospecting, channel sampling and auger drill sampling.  Additional geophysics covering an area larger than previous ground surveys and core drilling is also proposed as a second phase program.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2005, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  As a result, the Company's future activities may be affected in varying degrees by Brazil's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at June 30, 2005, the Company had incurred total expenditures of $1,758,458 in the acquisition and exploration of its Aldebarán Property in Brazil.  During the fiscal year ended June 30, 2005, the Company incurred acquisition and exploration expenditures of $1,194,806 on the Aldebarán Property.  Significant expenditures in the fiscal year ended June 30, 2005 include the following:

Category	Amount	Percentage of Total Expenditures For The Period
Acquisition	$352,641	29.5%
Camp and administration	$203,233	17.0%
Drilling	$317,419	26.5%
Geological	$213,608	17.9%

The Company’s 2004 Phase II exploration program, comprised of 12 diamond drill holes totalling 2,000 metres, auger geochemical sampling, mechanical (bulldozer) trenching and geological mapping/sampling was carried out in late 2004.  The drilling tested the highest priority geological and geochemical targets at the Baixao Creek and Grota Rica areas, as well as the three distinct geological models indicated by the 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization.  The geological and geochemical similarities encountered by the Company’s drilling and surface trenching within the altered and mineralised Baixao Creek structural corridor suggest that a large mineralising system was active at Aldebarán.  Although broadly distributed, favourable alteration was encountered in all of the target areas drilled, gold results were predominantly geochemically anomalous with only narrow, isolated intervals returning in excess of 1.0 gm/t gold.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

During the fiscal year ended June 30, 2005, the Company recorded interest income of $5,919 and a foreign exchange gain of $650.  During the fiscal year ended June 30, 2004, the Company recorded interest income of $5,291 and a foreign exchange loss of $33.

Expenses for the fiscal year ended June 30, 2005 were $328,926, down from $822,034 for the fiscal year ended June 30, 2004.  This decrease is primarily due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year.  The most significant decrease was for stock-based compensation which fell from $291,574 for the fiscal year ended June 30, 2004 to $10,165 for the fiscal year ended June 30, 2005 as a result of incentive stock options granted during the previous period.  Consulting fees for the fiscal year ended June 30, 2005 decreased to $5,000 from $54,300 for the fiscal year ended June 30, 2004 as a result of the departure of Kenneth Morgan as the Company’s Chief Financial Officer.  Interest expense and loan bonus decreased to $328 for the fiscal year ended June 30, 2005 from $43,235 for the previous year as a result of a loan arranged by the Company as part of its reactivation (which loan was repaid during the fiscal year ended June 30, 2004).  Travel and public relations fees for the fiscal year ended June 30, 2005 decreased to $44,373 from $140,014 for the fiscal year ended June 30, 2004 as a result of the termination of investor relations representatives and the completion of website development begun during the previous year.

The net loss for the fiscal year ended June 30, 2005 was $322,357 or $0.02 per share as compared with a net loss for the fiscal year ended June 30, 2004 was $816,776 or $0.09 per share.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2006.

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

The Company’s exploration activities have been funded through the sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to participate in the exploration of its Aldebarán and Carneirinho Properties.  The Company has not carried out debt financing, nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on the Aldebarán and Carneirinho Properties.

June 30, 2005 Compared to June 30, 2004

At June 30, 2005, the Company’s current assets totalled $257,269 compared to $634,751 at June 30, 2004.  The decrease is attributable to exploration expenditures on the Aldebarán Property.  During the same period, current liabilities decreased to $32,403 from $61,717.  As a result, the Company’s working capital was $224,866 at June 30, 2005 as compared with working capital of $573,034 at June 30, 2004.  As at June 30, 2005 and June 30, 2004, the Company had no long-term debt.

At June 30, 2005, the Company had total assets of $2,099,788 as compared with $1,211,860 at June 30, 2004.  This increase is due principally to the sale of share capital.

Share capital as at June 30, 2005 was $10,289,325 as compared with $9,170,275 at June 30, 2004.

The Company’s largest cash outflow in the fiscal year ended June 30, 2005 was due to expenditures on resource properties of $1,243,184.  The Company’s largest cash outflow in the fiscal year ended June 30, 2004 was due to resource property expenditures of $520,845.

The most significant contribution to working capital in the year ended June 30, 2005 was provided by the sale of share capital for cash proceeds of $1,229,434.  The most significant contribution to working capital in the year ended June 30, 2004 was provided by the sale of share capital for cash proceeds of $1,611,334.

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

Share capital as at June 30, 2004 was $9,170,275 as compared with $7,494,876 at June 30, 2003.

The Company’s largest cash outflow in the fiscal year ended June 30, 2004 was due to resource property expenditures of $520,845.  The Company’s largest cash outflow in the fiscal year ended June 30, 2003 was due to general and administrative expenses of $177,916.

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

Outlook

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006. The Company is presently reviewing the Aldebarán Property data with various exploration companies that may be interested in entering into a joint venture with the Company to further the exploration program at Aldebarán.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration properties.  Neither the Aldebarán Property nor the Carneirinho Property are in production and, therefore, do not produce any income.

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

G.

Safe Harbour

Statements included here, which are not historical in nature, are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management's beliefs, strategies, plans, expectations or opinions in connection with the Company's performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. Readers are referred to the documents filed by the Company with the pertinent security exchange commissions, specifically the most recent quarterly reports, annual report and material change reports, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

J. Douglas Brown

Mr. Brown is a director of the Company. He is the Managing Director of Monmouth Securities (Switzerland) Limited, an independent asset management and legal services company.  He was formerly a Vice-President of Citibank responsible for major investment accounts of high net worth individuals.  Mr. Brown is 53 years old.

Max Fugman

Mr. Fugman is a director of the Company.  Since 1962, Mr. Fugman has been the President of Jana International Fashions Ltd., an international clothing importer and wholesaler.  He has been the Canadian Honorary Consul for the Kingdom of Thailand since 1986.  Mr. Fugman is 70 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 58 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 47 years old.

B.

Compensation

During the fiscal year ended June 30, 2005, the Company paid or accrued cash compensation of $144,075 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended June 30, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2005, 2004 and 2003 in respect of the individuals who were, at June 30, 2005, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek President, CEO	2005 2004 2003	$75,000 $62,500 nil	nil nil nil	nil nil nil	nil 108,500 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Naomi Corrigan, CFO	2005 2004 2003	$12,340 $11,021 $6,800	nil nil nil	nil nil nil	nil 10,000 nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The Company did not grant any stock options to the Named Executive Officers during the fiscal year ended June 30, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended June 30, 2005 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	108,500/nil	nil
Naomi Corrigan	nil	nil	10,000/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2005, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, the Company paid or accrued $64,075 to a company controlled by J.G. Stewart for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2005 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Douglas Brown	59,000	100%	$0.25	$0.21	July 22, 2009
*		Percentage of all options granted during the fiscal year
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2005 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
J. Douglas Brown	nil	nil	69,000/nil	nil
Max Fugman	nil	nil	nil/nil	nil
J.G. Stewart	nil	nil	59,000/nil	nil
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4	The value of in-the-money options was calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on June 30, 2005, less the exercise price of each option .
5	All such options are currently exercisable.

There were no repricings of stock options held by Named Executive Officers or directors of the Company during the fiscal year ended June 30, 2005.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s fiscal year ended June 30, 2005, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	554,500	$0.50	1,159,361
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	554,500	$0.50	1,159,361

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

The Company’s Audit Committee is comprised of J. Douglas Brown, Max Fugman and J.G. Stewart.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liases with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal year ended June 30, 2005, the Company had an average of ten employees, eight of whom worked out of the Company’s head office and two were based in Brazil.  Of the average of ten employees, one worked in a management role, three in secretarial roles, two in accounting roles and the balance of four worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and two in Brazil).  No employees were casual or temporary employees. During the fiscal year ended June 30, 2004, the Company had an average of twelve employees, eight of whom worked out of the Company’s head office, one in another office in Vancouver, B.C., two were based in Brazil and one was based in Ottawa, Ontario.  Of the average of twelve employees, one worked in a management role, three in secretarial roles, three in accounting roles and the balance of five worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and two in Brazil).  No employees were casual or temporary employees.  During the fiscal year ended June 30, 2003, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at October 17, 2005	Number of Options or Warrants Outstanding at October 17, 2005	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
J. Douglas Brown	236,000	10,000 59,000 110,000	2.4%	$0.52 $0.25 $0.35	September 8, 2008 July 22, 2009 November 22, 2006
Max Fugman	240,000	100,000	2.0%	$0.35	November 22, 2006
Chet Idziszek	818,130	87,000 21,500 220,000	6.6%	$0.52 $0.65 $0.35	September 8, 2008 September 12, 2008 November 22, 2006
J.G. Stewart	313,500	59,000 110,000	2.8%	$0.52 $0.35	September 8, 2008 November 22, 2006
Total:	1,607,630	776,500	13.8%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 17, 2005, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 17,138,618 Common Shares outstanding as of October 17, 2005.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is unaware of any persons beneficially owning greater than 5% of the Company’s common shares.

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at October 17, 2005 there were 17,138,618 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 6 registered holders of the Company's common shares resident in the United States, holding an aggregate 191,467 common shares, including 170,492 shares held by Cede & Co.  This number represents approximately 1.1% of the total issued and outstanding common shares of the Company as at October 17, 2005.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at October 17, 2005 there were 83 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 708,977 common shares.  This number represents approximately 4.1% of the total issued and outstanding common shares of the Company as at October 17, 2005, also including the 170,492 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 88 holders holding an aggregate 729,952 common shares.  This number represents approximately 4.3% of the total issued and outstanding common shares of the Company as at October 17, 2005.

B.

Related Party Transactions

There were no material transactions in the fiscal years ended June 30, 2005, 2004 and 2003, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended June 30, 2005 which contain an Audit Report dated September 16, 2005, Balance Sheets as at June 30, 2005 and 2004, Statements of Operations and Deficit for the Fiscal Years Ended June 30, 2005, 2004 and 2003, Statements of Cash Flows for the Fiscal Years Ended June 30, 2005, 2004 and 2003 and Notes to the Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2006	$0.145	$0.085
October	$0.145	$0.095
September	$0.135	$0.09
August	$0.15	$0.09
July	$0.11	$0.085
First Quarter	$0.15	$0.085
2005	$0.43	$0.08
June	$0.125	$0.08
May	$0.15	$0.085
Fourth Quarter	$0.20	$0.08
Third Quarter	$0.32	$0.18
Second Quarter	$0.43	$0.21
First Quarter	$0.29	$0.17
2004	$1.00	$0.175
Fourth Quarter	$0.46	$0.23
Third Quarter	$0.57	$0.36
Second Quarter	$1.00	$0.44
First Quarter	$0.70	$0.175
2003	$0.09	$0.02
2002	$0.17	$0.04
2001	$0.25	$0.02

The closing price of the Company's common shares on the TSX Venture Exchange on October 31, 2005 was $0.11.

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

C.

Material Contracts

By an agreement dated May 5, 2003, as amended, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest and thereafter up to a further 30% interest followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  Goldmarca’s interest has since been converted to a 5% net profits interest.  See “Item 4 - Information on the Company - D. Property, Plants and Equipment - Aldebarán Property - Title” above.

By a letter agreement dated January 27, 2005, the Company and Oromin Explorations Ltd. (“Oromin”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Company and Oromin must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

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

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realised in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realised by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realised upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to this or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at June 30, 2005, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

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

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not presently have an “audit committee financial expert” as defined by the rules of the SEC.  The Company is seeking to appoint or elect such  a person as a director of the Company in the near term.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions.  The Company undertakes to provide a copy of the Company’s Code of Ethics to any person, without charge, upon request in writing to the Secretary of the Company.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended June 30, 2005, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended June 30, 2005, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended June 30, 2005, which is the period covered by this Annual Report on Form 20F.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
4.F.	Letter agreement dated January 27, 2005 between the Company, Oromin Explorations Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property	E-104
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 4th day of November, 2005

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

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  November 4, 2005

(signed): Chet Idziszek

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

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarise and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: November 4, 2005

(signed): “Naomi Corrigan”

____________________________

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
4.F.	Letter agreement dated January 27, 2005 between the Company, Oromin Explorations Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property	E-104
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

DAVIDSON & COMPANY LLP	Chartered Accountant	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Lund Gold Ltd.

We have audited the consolidated balance sheets of Lund Gold Ltd. as at June 30, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004, and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
September 16, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 15 to the consolidated financial statements.  Our report to shareholders dated September 16, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants
September 16, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

		2005	2004
ASSETS

Current
Cash and cash equivalents		$ 245,509	$ 621,594
Receivables		3,779	9,300
Prepaid expenses and deposits		7,981	3,857

		257,269	634,751

Restricted cash (Note 11)		16,338	-
Resource properties (Note 3)		1,813,649	563,652
Equipment (Note 4)		12,532	13,457

		$ 2,099,788	$ 1,211,860

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (Note 8)		$ 32,403	$ 61,717

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000	common shares without par value
Issued and outstanding
17,138,618	(2004 – 11,566,567) common shares	10,289,325	9,170,275
Contributed surplus (Note 5)		551,139	430,590
Deficit		(8,773,079)	(8,450,722)

		2,067,385	1,150,143

		$ 2,099,788	$ 1,211,860

Nature and continuance of operations (Note 1)

Contingency (Note 11)

Subsequent events (Note 14)

On behalf of the Board:
Signed “Chet Idziszek”	Director	Signed “James G. Stewart”	Director

The accompanying notes are an integral part of these consolidated financial statements.                                    F-3

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2005	2004	2003
EXPENSES
Accounting and audit	$ 18,780	$ 27,700	$ 18,461
Amortization	3,927	3,520	4,389
Consulting fees (Note 8)	5,000	54,300	-
Filing fees	21,816	28,941	16,683
Interest expense and loan bonus	328	43,235	-
Legal fees (Note 8)	28,102	49,405	60,774
Office and general	33,436	32,748	371
Rent (Note 8)	32,646	43,668	49,690
Shareholders’ information	3,267	6,018	5,433
Stock-based compensation (Note 6)	10,165	291,574	-
Transfer agent’s fees	10,262	13,396	7,627
Travel and public relations	44,373	140,014	-
Wages and benefits (Note 8)	116,824	87,515	14,488

	(328,926)	(822,034)	(177,916)
OTHER INCOME (EXPENSE)
Interest income	5,919	5,291	672
Foreign exchange (loss) gain	650	(33)	83
Write-off of resource property (Note 3)	-	-	(7,500)

	6,569	5,258	(6,745)

Loss for the year	(322,357)	(816,776)	(184,661)

Deficit, beginning of year	(8,450,722)	(7,633,946)	(7,449,285)

Deficit, end of year	$ (8,773,079)	$ (8,450,722)	$ (7,633,946)

Basic and diluted loss per share	$ (0.02)	$ (0.09)	$ (0.07)

Weighted average number of shares outstanding	14,918,889	8,788,034	2,815,140

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (322,357)	$ (816,776)	$ (184,661)
Items not involving cash
Amortization	3,927	3,520	4,389
Stock-based compensation	10,165	291,574	-
Loan bonus paid by shares	-	40,000	-
Write-off of resource property	-	-	7,500
Changes in non-cash working capital items
Decrease (increase) in receivables	5,521	81	(8,616)
(Increase) decrease in prepaid expenses and deposits	(4,124)	-	47,143
(Decrease) increase in accounts payable and accrued liabilities	(36,127)	(84,412)	135,193

Net cash provided by (used in) operating activities	(342,995)	(566,013)	948

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of share issue costs	1,229,434	1,611,334	-
Share subscriptions received in advance	-	-	98,500
Proceeds from bridge loan	-	200,000	-
Repayment of bridge loan	-	(200,000)	-

Net cash provided by financing activities	1,229,434	1,611,334	98,500

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(1,243,184)	(520,845)	(7,226)
Purchased equipment	(3,002)	(1,979)	-
Restricted cash	(16,338)	-	-

Net cash used in investing activities	(1,262,524)	(522,824)	(7,226)

Change in cash and cash equivalents	(376,085)	522,497	92,222

Cash and cash equivalents, beginning of year	621,594	99,097	6,875

Cash and cash equivalents, end of year	$ 245,509	$ 621,594	$ 99,097

Cash paid for interest	$ 328	$ 3,235	$ -

Cash paid for income taxes	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

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

As at June 30, 2005, the Company has  working capital of $224,866 (June 30, 2004 - $573,034).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placements to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary Minera Maracote Peru S.A. (a Peruvian corporation).  All inter-company transactions and balances have been eliminated upon consolidation.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks, and highly liquid investments with short term maturities.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

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

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Resource properties (cont’d…)

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided for annually at the following rates:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance

Asset retirement obligations

Effective July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized as fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  For the years ended June 30, 2005, 2004 and 2003, the total number of potentially dilutive shares excluded from loss per share was 11,880,650, 6,516,450,  and 54,000 respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company grants options as described in Note 6.  Effective July 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permitted, and the Company adopted for the year ended June 30, 2003, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees is accounted for by using the fair value method of accounting.

Effective for the year ended June 30, 2004, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation under which the Company recognizes compensation costs for the granting of all stock options and direct awards of stock at fair value.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

3.

RESOURCE PROPERTIES

	Aldebaran Property, Brazil	Carneirinho Property, Brazil	Total

Acquisition costs:
Balance, June 30, 2004	$ 108,486	$ -	$ 108,486
Additions	352,641	38,337	390,978

Balance, June 30, 2005	461,127	38,337	499,464

Exploration costs:
Balance, June 30, 2004	455,166	-	455,166
Assays	34,520	-	34,520
Camp and administration	203,233	50	203,283
Drilling	317,419	-	317,419
Geological	213,608	4,253	217,861
Geophysics	3,136	_ -	3,136
Land and legal	26,936	5,695	32,631
Transportation	43,313	6,856	50,169

Balance, June 30, 2005	1,297,331	16,854	1,314,185

Total costs, June 30, 2005	$ 1,758,458	$ 55,191	$ 1,813,649

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

3.

RESOURCE PROPERTIES (cont’d….)

	Aldebaran Property, Brazil	Total

Acquisition costs:
Balance, June 30, 2003	$ 35,859	$ 35,859
Additions	72,627	72,627

Balance, June 30, 2004	108,486	108,486

Exploration costs:
Balance, June 30, 2003	62,634	62,634
Assays	6,109	6,109
Camp and administration	61,089	61,089
Geological	140,562	140,562
Geophysics	97,311	97,311
Land and legal	67,993	67,993
Reports and mapping	2,818	2,818
Transportation	16,650	16,650

Balance, June 30, 2004	455,166	455,166

Total costs, June 30, 2004	$ 563,652	$ 563,652

Aldebaran Property, Brazil

Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited (“Goldmarca”) were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebaran property in Brazil.   As a result of Goldmarca failing to elect to incur its share of costs of keeping the First Option (defined below) in good standing, its interest was converted to a 5% net profits interest.  Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

3.

RESOURCE PROPERTIES (cont’d…)

Aldebaran Property, Brazil (cont’d…)

In order to acquire an initial 50% interest (the “First Option”), the Company must complete the following:

a)	pay the owners of the surface and mineral rights:
	i)	US$11,000 by December 31, 2003 (paid);
	ii)	a further US$82,000 by December 31, 2004 (paid);
	iii)	a further US$120,000 by December 31, 2005 (US$ 8,000 paid);
	iv)	a further US$174,000 by December 31, 2006;
	v)	a further US$332,000 by December 31, 2007;
	vi)	a further US$36,000 by December 31, 2008; and
	vii)	a further US$12,000 by April 30, 2009

b)	pay Global:
	i)	US$20,000 by July 31, 2004 (paid);
	ii)	a further US$200,000 by December 31, 2004 (paid);
	iii)	a further US$250,000 by December 31, 2005;
	iv)	a further US$300,000 by December 31, 2006; and
	v)	a further US$2,500,000 by December 31, 2007;

c)	incur exploration expenditures as follows:
	i)	US$100,000 by October 31, 2003 (incurred);
	ii)	US$350,000, in aggregate, by June 30, 2004 (incurred);
	iii)	US$600,000, in aggregate, by March 31, 2005 (incurred);
	iv)	US$850,000, in aggregate, by March 31, 2006;
	v)	US$1,150,000, in aggregate, by March 31, 2007; and
	vi)	US$1,800,000, in aggregate, by March 31, 2008;

d)	Under the agreement, Goldmarca issued 500,000 shares to Global and the Company issued 200,000 common shares to Goldmarca valued at $20,000 (Note 5).

Once the First Option is exercised, the Company can exercise the Second Option to acquire up to an additional 30% interest by incurring US$200,000 in exploration expenditures for each additional 1% interest.

Global’s right to acquire the remaining 20% interest in the property prior to December 31, 2006, for between 80,000 and 120,000 ounces of gold will be assigned to the Company  upon exercise of the First Option.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

3.

RESOURCE PROPERTIES (cont’d…)

Aldebaran Property, Brazil (cont’d…)

During the year ended June 30, 2004, the Company issued 155,809 shares at a value of $15,581 as a finder’s fee based on the Company’s expenditures and property payments (Note 5).

Carneirinho Property, Brazil

In January 2005, the Company and Oromin Exploration Ltd. (“Oromin”), a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho property, located in north-central Brazil.  The option is structured as a two-stage option, with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first stage option, the companies must pay the vendor US$50,000 on or before April 30, 2005 (paid), and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first stage option, the companies must pay the vendor an additional US$6,000,000 on or before April 30, 2010 in order to exercise the second stage option.

The Company and Oromin will equally pay a finder's fee equivalent to 10% of the first $300,000 of property payments paid, 7.5% of the next $700,000 paid, 5% of the next $1,000,000 paid, 4% of the next $1,000,000 paid and 3% on any additional amounts paid.  The finders’ fee is payable in cash or the equivalent value of common shares and is subject to approval by the TSX-V.

Elkhorn Prospect, Manitoba

During the year ended June 30, 2002, the Company entered into an agreement to acquire a 25% working interest in the Elkhorn oil and gas prospect in southwest Manitoba.  As partial consideration, the Company paid $7,500.  During the year ended June 30, 2003, the Company terminated the Elkhorn agreement and accordingly, the $7,500 property payment was written off to operations.

4.

EQUIPMENT

		2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$21,791	$16,566	$5,225	$18,789	$14,466	$4,323
Furniture and fixtures	30,322	23,015	7,307	30,322	21,188	9,134

	$52,113	$39,581	$12,532	$49,111	$35,654	$13,457

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued
Balance as at June 30, 2003 and 2002	2,815,140	$ 7,494,876	$ 29,000
Private placement (a)	1,235,000	123,500	-
Private placement (e)	2,500,000	164,471	11,529
Private placement (f)	215,000	43,000	-
Private placement (g)	3,195,713	1,132,766	98,487
Loan bonus (b)	400,000	40,000	-
Resource property (c, d)	355,809	35,581	-
Exercise of warrants	849,905	136,081	-
Stock-based compensation	-	-	291,574

Balance as at June 30, 2004	11,566,567	9,170,275	430,590
Private placement (h)	5,180,550	1,060,325	-
Broker warrants (h)	-	-	110,384
Exercise of warrants	391,500	58,725	-
Post consolidation adjustment	1	-	-
Stock-based compensation	-	-	10,165

Balance as at June 30, 2005	17,138,618	$ 10,289,325	$ 551,139

Included in issued capital stock are 455,625 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.  These shares will be released over time through to July 2006 (Note 14).

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

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances

a)

On July 10, 2003, the Company completed a non-brokered private placement of 1,235,000 units at a price of $0.10 per unit for proceeds of $123,500.  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until July 10, 2005.  As of June 30, 2003, $98,500 of proceeds relating to this private placement had been received. A total of 350,000 warrants relating to this private placement were exercised during the year ended June 30, 2004.  During the year ended June 30, 2005, 34,000 more warrants were exercised, and the balance expired unexercised subsequent to the year end on July 10, 2005.

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

e)

On August 1, 2003, the Company completed the non-brokered private placement with One Click Ventures Inc. of 2,500,000 units at a price of $0.10 per unit for cash proceeds of $176,000, net of share issue costs of $49,000 and finder’s fee of $25,000.  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until August 1, 2005.  In connection with the private placement, the Company paid a finder’s fee to Canaccord Capital Corp. (“Canaccord”) of $25,000 and issued warrants entitling Canaccord to purchase up to 625,000 shares of the Company at a price of $0.20 per share until August 1, 2005. The fair value of the 625,000 broker warrants was estimated to be $11,529 which has been recorded as share issue costs with a corresponding amount recorded as contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.98%, an expected life of two years, expected volatility of 28.31% and an expected dividend yield of 0.0%.  A total of 499,905 warrants relating to this private placement were exercised during the year ended June 30, 2004.  During the year ended June 30, 2005, 357,500 warrants were exercised, and the balance expired unexercised subsequent to the year end on August 1, 2005.

f)

On September 10, 2003, the Company completed a non-brokered private placement of 215,000 units at a price of $0.20 per unit for proceeds of $43,000.  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share until September 10, 2005.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d….)

g)

On February 26, 2004, the Company completed a brokered private placement of 3,000,000 units at a price of $0.45 per unit for cash proceeds of $1,231,254, net of commissions of $64,929 and share issue costs of $53,817.  Each unit consisted of one share and one half share purchase warrant, every full warrant entitling the holder to purchase one additional share at a price of $0.45 per share until February 26, 2005, and thereafter at a price of $0.60 per share until February 26, 2006.  The agent received cash of $64,929 and 95,713 units at a value of $43,071 representing 8% of the gross proceeds raised.  The agent also received broker’s warrants entitling the agent to purchase up to 600,000 shares of the Company with the same terms as described above and a corporate finance fee of 100,000 shares with a value of $45,000.  The fair value of the broker warrants was estimated to be $98,487 which has been recorded as share issue costs with a corresponding amount recorded as contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.38%, an expected life of two years, expected volatility of 64.03% and an expected dividend yield of 0.0%.

h)

In November 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.30 per share until November 22, 2005, and thereafter at a price of $0.35 per share until November 22, 2006.  The agent received a cash commission of $74,415 as well as a broker’s warrant entitling the agent to purchase up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company at a value of $20,000.  The fair value of the broker warrants is estimated to be $110,384 which has been recorded as share issue costs with a corresponding amount recorded as contributed surplus. The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected dividend yield of 0.0%.

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

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

6.

STOCK OPTIONS (cont’d…)

Stock option transactions are summarized as follows:

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	643,500	$ 0.52	54,000	$ 2.35	135,833	$ 1.84
Granted	59,000	0.25	751,500	0.52	-
Forfeited	(148,000)	0.52	(162,000)	1.13	(81,833)	1.50

Outstanding and exercisable, end of year	554,500	$ 0.50	643,500	$ 0.52	54,000	$ 2.35

The weighted average fair value of stock options granted during the current fiscal year was $0.17 (2004 - $0.39) per option.

As at June 30, 2005, the following stock options are outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

474,000	$ 0.52	September 8, 2008
21,500	$ 0.65	September 12, 2008
59,000	$ 0.25	July 22, 2009

554,500

During the year ended June 30, 2004 the Company adopted on a prospective basis the fair value based method of accounting for all stock-based compensation (Note 2).   The total fair value of stock options granted during the current fiscal year was $10,165 (2004 - $291,574), which has been recorded as stock-based compensation in the results of operations.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

6.

STOCK OPTIONS (cont’d….)

The following weighted average assumptions were used for the Black-Scholes valuation of options granted:

	2005	2004

Risk-free interest rate	3.5%	4.0 – 4.1%
Expected life	5 years	5 years
Annualized volatility	85%	94 – 129%
Dividend rate	0%	0%

7.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	5,872,950	$ 0.27	-	$ -	-	$ -
Issued	5,844,700	0.30	6,722,855	0.25	-	-
Exercised	(391,500)	0.15	(849,905)	0.16	-	-
Expired	-	-	-	-	-	-

Outstanding, end of year	11,326,150	$ 0.32	5,872,950	$ 0.27	-	$ -

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

7.

SHARE PURCHASE WARRANTS (cont’d….)

As at June 30, 2005, the following share purchase warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
851,000	$ 0.15	July 10, 2005	(subsequently expired)
1,814,500	0.15	August 1, 2005	(subsequently expired)
453,095	0.20	August 1, 2005	(subsequently expired)
215,000	0.25	September 10, 2005	(subsequently expired)
1,499,999	0.60	February 26, 2006
600,000	0.60	February 26, 2006
47,856	0.60	February 26, 2006
5,100,550	0.30	November 22, 2005
	then at 0.35	November 22, 2006
744,150	0.30	November 22, 2005
	then at 0.35	November 22, 2006
11,326,150

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director, companies related by way of common directors and a director/officer as follows:

	2005	2004	2003

Consulting fees	$ 5,000	$ 50,000	$ -
Legal fees	64,075	124,525	73,369
Rent	32,646	12,800	47,143
Wages and benefits	75,000	62,500	-

	$ 176,721	$ 249,825	$ 120,512

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to resource properties, based on the nature of the expenditure.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

8.

RELATED PARTY TRANSACTIONS (cont’d….)

b)

Included in accounts payable at June 30, 2005 is $3,750 (2004 - $44,195) due to a director of the Company, a law firm controlled by a director, and companies related by way of common directors.

c)

During the year ended June 30, 2004, the Company arranged and repaid bridge loan financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a value of $40,000.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted cash and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003

Loss for the year	$ (322,357)	$ (816,776)	$ (184,661)

Expected income tax recovery	$ 109,988	$ 290,772	$ 69,469
Items not deductible for tax purposes	(70,709)	(105,053)	(1,972)
Items deductible for tax purposes	45,615	13,723	-
Losses for which no tax benefit has been recognized	(84,894)	(199,442)	(67,497)

	$ -	$ -	$ -

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

10.

INCOME TAXES (cont’d….)

The significant components of the Company’s future income tax assets are as follows:

	2005	2004

Future income tax assets
Resource expenditures and equipment	$ 1,102,987	$ 1,080,673
Share issuance costs	151,504	54,894
Non-capital loss carry-forwards	652,960	691,650

	1,907,451	1,827,217

Less: valuation allowance	(1,907,451)	(1,827,217)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $1,914,000 available for deduction against future years’ taxable income.  These losses, if not utilized, will expire through 2015.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and equipment and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

11.

CONTINGENCY

As at June 30, 2005, the Company has restricted cash in the amount of $16,338.  These funds were paid into court pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute.  The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

12.

SEGMENT INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	2005	2004

Brazil	$ 1,813,649	$ 563,652
Canada	12,532	13,457

	$ 1,826,181	$ 577,109

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended June 30, 2005 consisted of the Company:

a)	Issuing 744,150 broker warrants and 80,000 shares to an agent with a value of $110,384 and $20,000, respectively, relating to a private placement. These were recorded as share issue costs.
b)	Incurring resource property expenditures of $6,813 through accounts payable.

Significant non-cash transactions for the year ended June 30, 2004 consisted of the Company:

a)	Issuing 355,581 common shares with a value of $35,581 towards the acquisition of resource properties.
b)	Issuing 400,000 common shares with a value of $40,000 as a loan bonus in conjunction with a $200,000 bridge loan.
c)	Issuing 1,225,000 broker warrants with a value of $110,016 relating to private placements. These were recorded as share issue costs.
d)	Issuing 95,713 units and 100,000 common shares to an agent with a value of $43,071 and $45,000, respectively, that were recorded as share issue costs.
e)	Issuing 985,000 units in exchange for subscription proceeds of $98,500 received in the previous year.

There were no significant non-cash transactions for the year ended June 30, 2003 except for resource property expenditures of $91,267 that were incurred through accounts payable.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

14.

SUBSEQUENT EVENTS

Subsequent to June 30, 2005, 151,875 common shares were released from escrow, leaving a balance remaining in escrow of 303,750 common shares.

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

	2005	2004	2003
Loss for the year
Loss for the year - Canadian GAAP	$ (322,357)	$ (816,776)	$ (184,661)
Resource properties expensed under U.S. GAAP	(1,249,997)	(465,159)	(98,493)

Loss for the year - U.S. GAAP	$ (1,572,354)	$ (1,281,935)	$ (283,154)

Basic and diluted loss per share – U.S. GAAP	$ (0.11)	$ (0.15)	$ (0.10)

	2005	2004
Shareholders’ equity
Shareholders’ equity - Canadian GAAP	$ 2,067,385	$ 1,150,143
Resource properties expensed under U.S. GAAP	(1,813,649)	(563,652)

Shareholders’ equity - U.S. GAAP	$ 253,736	$ 586,491

	2005	2004
Resource properties
Resource properties - Canadian GAAP	$ 1,813,649	$ 563,652
Resource properties expensed under U.S. GAAP	(1,813,649)	(563,652)

Resource properties - U.S. GAAP	$ -	$ -

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d….)

	2005	2004	2003

Cash flows from operating activities
Per Canadian GAAP	$ (342,995)	$ (566,013)	$ 948
Resource properties expensed under U.S. GAAP	(1,243,184)	(520,845)	(7,226)

Per U.S. GAAP	$ (1,586,179)	$ (1,086,858)	$ (6,278)

	2005	2004	2003

Cash flows from investing activities
Per Canadian GAAP	$ (1,262,524)	$ (522,824)	$ (7,226)
Resource properties expensed under U.S. GAAP	1,243,184	520,845	7,226

Per U.S. GAAP	$ (19,340)	$ (1,979)	$ -

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

JUNE 30, 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

b)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”), recommends, but does not require, companies establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected to account for stock-based compensation by using SFAS 123 beginning with the fiscal year ended June 30, 2004.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.  In accordance with the transition provisions of Statement of Financial Accounting Standard No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” which permits the use of the prospective application method, the Company recorded a charge in the statement of operation of $183,224 upon adoption, being the fair value of stock options granted to employees during the fiscal year ended June 30, 2004.

For the year ended June 30, 2003, the Company elected to account for stock-based compensation by using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

New accounting and disclosure standards were introduced under Canadian GAAP beginning with the fiscal year ended June 30, 2003 (Note 2).  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended June 30, 2005, 2004 and 2003.

c)

Asset retirement obligations

Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets for years beginning on or after January 1, 2003.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at June 30, 2005 and 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2004.  As discussed in Note 2, the Company determined there were no asset retirement obligations as at June 30, 2005.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

Recent accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (‘SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (‘SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i.

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

ii.

Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity’s share price.

iii.	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.
iv.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2005

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

Recent accounting pronouncements (cont’d…)

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18.  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other that those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company’s consolidated financial position or results of operations.

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

January 27, 2005	BY EMAIL

Exhibit 4.F

Global Consultoria Mineral Ltda.

Rua Dona Laura, 414, Sala 507

Porto Alegre RS

Brasil

Attention:

J.A. Lenzi

Dear José:

Re:

Carneirinho Property

Further to our recent discussions, this letter agreement will serve to confirm the offer of Lund Gold Ltd. (“Lund”) and Oromin Explorations Ltd. (“Oromin”) to the owners of the Carneirinho Property (the “Owners”), whereby the Owners agree to grant to Lund and Oromin the exclusive option to acquire, initially, a 50% interest (the “First Option”) and thereafter a further 50% interest (the “Second Option”) in the Carneirinho Property, free and clear of all liens and encumbrances.

In order to exercise the First Option, Lund and Oromin must pay the Owners the following amounts on or before the following dates:

Amount	Date
US$50,000	April 30, 2005
US$100,000	April 30, 2006
US$200,000	April 30, 2007
US$400,000	April 30, 2008
US$1,000,000	April 30, 2009

Following the exercise of the First Option, in order to exercise the Second Option, Lund and Oromin must pay the Owners an additional US$6,000,000 on or before April 30, 2010.

Lund and Oromin will have the exclusive right to conduct due diligence for a period of three months following acceptance of their offer.   In the event that the offer has not been accepted by the Owners by January 30, 2005, the above dates will be extended accordingly.

E-104

If the foregoing is acceptable to the Owners, please have the Owners acknowledge their acceptance of, and agreement to be bound by, the terms and conditions of the foregoing offer by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.

As always, please do not hesitate to call me at your convenience should you wish to discuss this matter further.

Yours Truly,

LUND GOLD LTD. (signed) “JAMES STEWART’ per: J.G. Stewart JGS:sh cc: Oromin Explorations Ltd.	Confirmed this 27th day of January, 2005. (signed) “DIRCEU SANTOS SOBRINHO” Dirceu Santos F. Sobrinho

E-105

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 4, 2005

 (signed):    “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  November 4, 2005

(signed):     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer