Form 20-F
period 2006-06-30
LUND GOLD LTD
filed 2006-10-26
CIK 1075756

LUND GOLD LTD.

2000 – 1055 W. Hastings Street, Vancouver,  B.C.  V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

October 26, 2006	BY EDGAR

U.S. Securities and Exchange Commission

Document Control, Room 1004

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Dear Sir or Madam:

Re:

Form 20-F Annual Report - Commission File Number 0-29960

Please find enclosed for filing, pursuant to the Securities and Exchange Act of 1934, as amended from time to time, Lund’s Annual Report on Form 20-F for its June 30, 2006 fiscal year end, including exhibits.

I trust you will find the foregoing to be in order.  Please do not hesitate to call me if you have any questions or comments regarding this matter.

Yours Truly,

LUND GOLD LTD.

Signed “J.G. Stewart”

per:

J.G. Stewart

Secretary

JGS:sh

cc:

Davidson & Company, Attn: D. Harris

Miller Thomson, Attn:  Rupert Legge

Standard & Poor’s  Corporation (3 copies)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  June 30, 2006

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

Page 1 of 53 Pages The Exhibit Index is located on Page 53

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

24,791,118

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

Yes _________  No __________  Not Applicable  X

The information set forth in this Annual Report on Form 20-F is as at June 30, 2006 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	18
C.	Organisational Structure	19
D.	Property Plants and Equipment	19
	Carneirinho Property, Brazil	19
	Title	19
	Location, Access & Physiography	20
	Exploration History	20
	Regional and Local Geology	20
	Mineralization	21
	Recent Exploration	21
	Proposed Exploration	21
	Brazil Mining Law	22

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	Operating Results	23
	Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005	24
	Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004	24
	Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003	24
B.	Liquidity and Capital Resources	25
	June 30, 2006 Compared to June 30, 2005	26
	June 30, 2005 Compared to June 30, 2004	26
	June 30, 2004 Compared to June 30, 2003	26
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	27
	Outlook	27
C.	Research and Development, Patents and Licenses, etc.	27
D.	Trend Information	27
E.	Off-Balance Sheet Arrangements	27
F.	Tabular Disclosure of Contractual Obligations	27
G.	Safe Harbour	27

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	28
A.	Directors and Senior Management	28
B.	Compensation	28
	Option Grants in Last Fiscal Year	29
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	30
	Defined Benefit of Actuarial Plan Disclosure	30
	Termination of Employment, Change in Responsibilities and Employment Contracts	30
	Directors	30
	Securities Authorized For Issuance Under Equity Compensation Plans	31
C.	Board Practices	31
D.	Employees	32
E.	Share Ownership	32

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	33
A.	Major Shareholders	33
B.	Related Party Transactions	33
C.	Interests of Experts and Counsel	34

ITEM 8.	FINANCIAL INFORMATION	34
A.	Consolidated Statements and Other Financial Information	34
B.	Significant Changes	34

ITEM 9.	THE OFFER AND LISTING	34
A.	Offer and Listing Details	34
B.	Plan of Distribution	35
C.	Markets	35
D.	Selling Stockholders	35
E.	Dilution	35
F.	Expenses of the Issue	35

ITEM 10.	ADDITIONAL INFORMATION	35
A.	Share Capital	35
B.	Memorandum and Articles of Association	35
C.	Material Contracts	37
D.	Exchange Controls	37
E.	Taxation	39
	Material Canadian Federal Income Tax Consequences	39
	Dividends	39
	Capital Gains	39
	Material United States Federal Income Tax Consequences	40
	U.S. Holders	41
	Distributions on Common Shares of the Company	41
	Foreign Tax Credit	42
	Information Reporting and Backup Withholding	42
	Disposition of Common Shares of the Company	42
	Currency Exchange Gains or Losses	43
	Other Considerations	43
F.	Dividends and Paying Agents	45
G.	Statements by Experts	45
H.	Documents on Display	45
I.	Subsidiary Information	45

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	45

PART II		46

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	46

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	46

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	46

ITEM 15.	CONTROLS AND PROCEDURES	46

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	46

ITEM 16B.	CODE OF ETHICS	46

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	47

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	47

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	47

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Acid	A descriptive term applied to igneous (volcanic) rocks containing greater than 60% silica in their composition.
Alkaline	Igneous rocks containing more sodium and potassium than is average for the group of rocks to which they belong, thereby having the qualities of a base substance.
Alluvial	Material deposited by the mechanical action of a stream or running water.
Cenozoic	The latest of the four eras into which geologic time is divided; extending from the close of the Mesozoic era, about 65 million years ago, to the present.
Chloritization	The replacement by, conversion into or introduction of the mineral chlorite into rocks during metamorphic and alteration processes.
Colluvium	A general term applied to loose and incoherent deposits, usually occurring at the base of a slope or cliff and brought there chiefly by effects of gravity.
Craton	A part of the earth’s crust that has attained stability and has been little deformed for a long time.
Diabase

An intrusive rock whose composition consists essentially of labrodorite (a feldspar mineral of the plagioclase series having approximately equal proportions of sodium and calcium) and pyroxene (a group of common rock forming minerals characterised by short, stout crystals displaying good prismatic cleavage).   Diabase is characterised by ophitic texture (lathe-shaped plagioclase crystals are included within pyroxene crystals).

Dipping (Dip)

The angle that a stratum or any other planar feature makes with the horizontal, measured perpendicular to the strike (the direction taken by a structural surface as it intersects the horizontal) and in the vertical plane.

Disseminations	A scattered distribution of generally fine-grained minerals throughout a rock body.
Dyke	A tubular body of igneous rock that cuts across the structure of adjacent rocks or cuts through massive rocks.
Eluvial	Pertaining to an accumulation of rock debris produced in place by the decomposition or disintegration of rock; a residual weathering product.
Euhedral

A mineral grain whose shape has not been restrained or interfered with by adjacent grains and is thusly bounded by its own rational faces (a crystal face resultant from the internal molecular structure of the mineral species to which the crystal grain belongs).

Flow(s)	A mass movement of unconsolidated material in the plastic or semi-fluid state. Also, the mass of material so moved.
Fractured

The resultant appearance of a mineral or rock displaying cracks, joints, faults or other breaks other than along natural cleavage planes.   Such deformation is caused by a momentary loss of cohesion or of resistance to differential stress and a release of stored elastic energy.

Fresh	A rock or mineral in its original compositional state, unaffected by any degree of secondary alteration.
Garimpo	A generally small-medium scale mining operation primarily directed at materials such as saprolite lying above bedrock surfaces. The resulting excavation of these mining operations.
Gneisses	Foliated metamorphic rock formed by regional metamorphism in which band/lenticles of granular minerals alternate with bands/lenticles of flaky or elongate prismatic minerals.

Goethite

A yellow, red or brown iron rich mineral which is the most common constituent of limonite and occurs especially as a weathering product of gossans (iron-bearing weathered product overlying a sulphide deposit).

Graben	An elongate, relatively depressed crustal unit or crustal block that is bounded by faults along the margins of its long axis.
Granites	A plutonic rock in which quartz makes up 10-50% of the felsic (the light-coloured mineral component of igneous rocks) component.
Hematite	A common iron mineral (Fe2 O3) occurring as rhombohedral crystals, in reniform masses or fibrous aggregates, or in deep-red earthy forms.
Hydraulic Mining	A form of placer mining utilising very high-powered streams of water to break-up unconsolidated mineral bearing gravels.
Hydrothermal	Pertaining to hot water, the action of hot water or the products of this action such as a mineral deposit precipitated from a hot aqueous solution.
Igneous	One of the three main classes into which rocks are divided. Rocks or minerals that have solidified from molten or partly molten material (magma).
Induced Polarization

A specially designed ground geophysical survey in which changeability and resistivity capacities of underlying rocks are determined from decay curves related to electric current introduced through the materials being evaluated.

Intrusions	Both the process of emplacing magma into pre-existing rock and the resultant igneous rock mass so formed.
Laterite	A highly weathered red subsoil or material rich in secondary oxides of iron or aluminium. Development occurs in tropical environment as a residual product of weathering.
Lithologies	The physical characteristics of rocks providing rock descriptions based on its characteristics such as colour, composition and grain size.
Lode	A mineral deposit of veins, veinlets or disseminations within solid rock as opposed to a placer deposit.
Magmatic	Pertaining to or derived from magma (naturally occurring molten rock material).
Magnetite	A black, strongly magnetite mineral [(Fe,Mg) Fe2 O4] occurring as a very common and widely distributed accessory mineral in rocks of all kinds which constitutes an important ore of iron.
Metamorphic

One of the three main classes into which rocks are divided.   Referring to any rock derived from pre-existing rocks by mineralogical, chemical and/or structural changes, essentially in the solid state, in response to marked changes in temperature, pressure, shearing stress and chemical environment.

Microbrecciated

A breccia is generally a coarse-grained, clastic rock composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.   A microbreccia is simply a finer grained variation whereby the angular rock fragments have been further broken by physical means.

Migmatite	A rock unit composed of igneous, igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.
Orogenic	Related to the events associated with the process of mountain formation.
Outcrop	That portion of a geologic formation or structure that appears at the surface of the earth.
Paleozoic	An era of geologic time from the end of the Pre Cambrian to the beginning of the Mesozoic, or from about 570 to 225 million years ago.
Phyllic	A style of alteration comprised of quartz, sericite and pyrite mineral introduction.
Placer	A surficial mineral deposit formed by mechanical concentrations of mineral particles from weathered debris.
Potassic Alteration	Relating to a rock which has undergone chemical alteration reflected in a marked introduction of potassium.

Recent	An epoch within the Quaternary period of geologic time measured from the end of the Pleistocene, approximately 8 thousand years ago, to the present.
Rhyolite	A group of extrusive igneous rocks typically porphyritic and commonly exhibiting flow textures. These rocks are the extrusive equivalent (compositionally) of granites.
Saprolite

A soft, earthy, clay-rich thoroughly decomposed rock formed in-place by chemical weathering.  Commonly displays pre-weathering structures of original rock units.  Occurs especially in humid, tropical environments.

Sedimentary	One of the three main classes into which rocks are divided. These are layered rocks resulting from the consolidation of a sediment, either clastic, chemical or organic.
Sericitization	The chemical alteration process which produces sericite as a principal mineral. Sericite is a white talc-like, silky fine-grained micaceous mineral.
Shear Zone	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to introduction of shear strain pressures.
Silicification

The introduction of, or replacement by, silica that may fill pores, voids, spaces or simply replace pre-existing minerals as a form of chemical alteration most often associated with hydrothermal activity.

Subduction	The process of one tectonic plate descending beneath another along plate margins within the earth’s crust.
Sulphide	A mineral compound characterised by the linkage of sulphur with a metal.
Syenites	A group of plutonic rocks similar to granite, however, comprised of less quartz. The intrusive equivalent of trachyte.
Volcanism	The processes by which magma and its associated gases rise into the earth’s crust and are extruded onto the earth’s surface and into the earth’s atmosphere.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarise selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 15 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended June 30, 2006 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended June 30
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($2,181,406)	($322,357)	($816,776)	($184,661)	($94,840)
	Per Share (1)	($0.11)	($0.02)	($0.09)	($0.07)	($0.03)
(c)	Total assets	$1,124,412	$2,099,788	$1,211,860	$225,826	$85,527
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$11,416,389	$10,289,325	$9,170,275	$7,494,876	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$1,088,391	$2,067,385	$1,150,143	($11,570)	$74,591
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($2,181,406)	($322,357)	($816,776)	($184,661)	($57,828)
	Per Share (1)	($0.11)	($0.02)	($0.09)	($0.07)	($0.02)

(1)

On July 10, 2003, the Company’s issued and outstanding common shares were consolidated on the basis of two old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidation.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended June 30
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($445,052)	($1,572,354)	($1,281,935)	($283,154)	($94,840)
	Per Share¹	($0.02)	($0.11)	($0.15)	($0.10)	($0.03)
(c)	Total assets	$1,047,117	$286,139	$648,208	$127,333	$85,527
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$11,416,389	$10,289,325	$9,170,275	$7,494,876	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$951,822	$253,736	$586,491	($110,063)	$74,591
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($445,052)	($1,572,354)	($1,281,935)	($283,154)	($57,828)
	Per Share¹	($0.02)	($0.11)	($0.15)	($0.10)	($0.03)

(1)

On July 10, 2003, the Company’s issued and outstanding common shares were consolidated on the basis of two old shares for one new share.  Accordingly, amounts presented for earnings (loss) per share have been restated to show comparative figures giving effect to the consolidation.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On October 23, 2006, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.1282.

The following table sets out the high and low exchange rates for each of the last six months.

	2006
	September	August	July	June	May	April
High for period	1.1289	1.1373	1.1459	1.1290	1.1275	1.1770
Low for period	1.1035	1.1040	1.1052	1.0963	1.0948	1.1162

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended June 30
	2006	2005	2004	2003	2002
Average for the period	1.1564	1.2448	1.3426	1.5066	1.5677

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of June 30, 2006 was $10,954,485.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.175 to a high of $0.27 in the period beginning June 30, 2006 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

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

Acquisition of the Aldebarán Property, Brazil

In May 2003, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca were granted the exclusive option to jointly acquire, initially, a 50% interest (the “First Option”) and thereafter up to a further 30% interest (the “Second Option”) followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property.  In December 2005, the Company elected not to proceed with the acquisition of the Aldebarán Property as management was of the opinion that the exploration results obtained to date did not justify making the sizeable property payments due by December 31, 2005 in order to keep the option to acquire the Aldebarán Property in good standing.  Accordingly, during the fiscal year ended June 30, 2006, the Company wrote off acquisition and exploration costs of $1,803,338 associated with the Aldebarán Property.

Acquisition of the Carneirinho Property, Brazil

The Company and Oromin Explorations Ltd. (“Oromin”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Company and Oromin must pay the vendor a total of US$150,000 on or before April 30, 2006 (paid) and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

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

In May 2003, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company has since abandoned its interest in the Aldebarán Property

In January 2005, the Company and Oromin Explorations Ltd. (“Oromin”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

C.

Organisational Structure

The Company has two wholly-owned inactive subsidiaries, a Peruvian corporation named Minera Maracote Perú S.A., in which the Company has abandoned its interest and West Asia Holdings Inc., a British Columbia corporation.

D.

Property Plants and Equipment

The sole property of the Company is in the exploration stage only and is without known reserves.  The Company has not had any revenue from any resource products in the last three fiscal years.

Carneirinho Property, Brazil

Dean J. Besserer, P.Geol., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Carneirinho Property in this document.

Title

The Company and Oromin Explorations Ltd. (“Oromin”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Company and Oromin must pay the vendor US$150,000 on or before April 30, 2006 (paid) and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

Location, Access & Physiography

The Carneirinho Property is located in north central Brazil, approximately 200 kilometers southwest of the city of Itaituba within the Tapajós gold district.  The property encompasses 116 claims or ~5,000 hectares in a continuous block along and north of Rio Crepori.  The property is accessible from the Itaituba airport via fixed-wing aircraft, as there is an airstrip at the property.  As well, the property is accessible by boat and is about 50km from the seasonally operated Trans-garimpeiro Highway.  At the property roads and trails exist as created by the active garimpo that exists at the property.  A portion of the property is accessible by motorcycle.

The climate is of the tropical type with warm, wet winters and hot humid summers.  Temperatures average over 22˚C, and reach as high as 40˚ C.  Average monthly precipitation often exceeds 400 mm.  Parts of the property are clear cut for hydraulic mining whereas the remainder is typical amazon rainforest.  Outcrop is limited to old workings/pits, hill crests and slopes and river cuts.  Colluvium / alluvium covers the majority of the property.

Exploration History

The Carneirinho prospect was discovered in 1996 by garimpeiros.  The area was worked by hydraulic stripping of saprolite only.

During 1997, TVX Gold completed a soil sampling program and delineated a gold in soil anomaly which was 1000m by 300m in width which averaged 100 parts per billion gold (ppb Au).  The area of the soil anomaly covers the area that represents the location of the hydraulic mining completed by the garimpeiros.  Historic production by the garimpo is believed to exceed 3 tonnes of gold.

As well, Induced Polarization (IP) and magnetic surveys were completed by TVX which indicated that several chargeability anomalies exist at depths of greater than 100m.  The IP anomalies may be a result of sulphide disseminations within the granite, hematite and/or magnetite alteration halos, or, false anomalies within colluvium/alluvium.  Data from the surveys has been made available to the author, however, the exact geographic location of the grid(s) is unknown.  The IP survey was reported to consist of east-west lines with 200m line spacings.

During 1996 and 1997 samples collected by TVX contain up to 12.68 grams per tonne gold (g/t Au) across 26m from within the Antonio de Luca Pit, 10.83 g/t Au across 7m from within the Joao Pinto Pit, 9.03 g/t Au across 10m from within the Deusdeth Pit and 1.94 g/t across 13.6m from within the Fininho Pit. In 1997, TVX Gold completed three drill holes on the property.  One drill was near the Antonio De Luca pit, another was near the Joao Pinto Pit and the third attempted to test an IP anomaly which exists to the north of the existing workings.  The drill holes were believed to be improperly oriented such that they were meant to test mineralization on surface and/or an IP anomaly.  That is, one hole intersected a diabase at the projected depth of the mineralized zone, another drilled sub-parallel to the projected dip of the mineralized zone and the third hole was terminated prematurely in a sulphidized phyllic alteration zone. None of the drill holes intersected economic gold grades.

During 1997, TVX was searching for a joint venture partner that resulted in numerous property visits by others.  Subsequently, Placer Dome conducted a property visit during 1998 and conducted channel samples of saprolite and hard rock throughout the Antonio de Luca, Joao Pinto, and Deusdeth pits.  In total 52 samples were collected.  The results were up to 34.57 g/t Au across 1.5m and 11.55 g/t Au across 19.6m within the Antonia de Luca Pit; 9.17 g/t Au across 12.25m within the Joao Pinto Pit; and, 2.1 g/t Au across 3.65m within the Deusdeth Pit.  Santa Fe Do Brazil reviewed the data from the Property and re-assayed pulps from samples that resulted in them deeming the property as being prospective.

Regional and Local Geology

The Tapajós gold province covers about 140,000 km2 in the Amazonian Craton formed after the 2.1-1.87 Ga Tapajós-Parima orogenic event, which produced a sequence of metamorphic, igneous and sedimentary rocks.

The orogeny associated with eastward shallow dipping subduction resulted in the construction of the Parauari magmatic arc followed by acid volcanism of the Iriri Group and late- postcollisional granitic intrusions.  Portions of the Amazonian Craton are covered by Paleozoic and Cenozoic sedimentary sequences.  Recent alluvial and colluvial deposits, commonly containing placer gold, are the youngest units in the region.

The majority of the Tapajós Region at or near the Carnierinho Property is underlain by the Anchean Xingu Complex granites, gneisses and migmatites.  The basement rocks are intruded by a series of Proterozoic granites and syenites of the Teles Pines or Maloquinha intrusive suites.

The Carneirinho Property is underlain by middle Proterozoic Lithologies of the Uatuma Supergroup comprising mainly alkali-granites of the Maloquinha Intrusive Suite, rhyolitic flows, volcanic sediments of the Iriri Volcanic Group and granites of the Lower Proterozoic Parauari Suite and Xingu Archaen Complex.

Structurally, the Carneirinho Property lies south of or along major regional-scale shear zone striking northwest-southeast through the Tapajós District which is believed to account for 7-10 million ounces of gold produced by garimpeiros throughout the 1990s.

Mineralization

There are numerous identified types of gold occurrences/deposits possible within the property: (1) Placer gold; (2) shear zone related/lode gold deposits; (3) colluvial/eluvial gold deposits; and (4) intrusion related gold.  Host rocks for the gold mineralization at the Carneirinho Property are Proterozoic, hydrothermally and K-altered granite intrusions and/or dykes.  Mineralized granite outcrops contain coarse euhedral pyrite.  Alteration within rock samples includes sulphidization (pyrite), strong sericitization as well as, chloritization, potassic alteration and to a lesser extent, silicification.  Mineralized granites are commonly fractured, microbrecciated, and intensely hydrothermally altered.  Younger intrusions appear to contain gold mineralization although the specific geology and structural controls that control the mineralization are at present poorly understood within the Carnierinho Property.

Recent Exploration

During 2004, Oromin, the Company’s joint venture partner, conducted a property visit during which 7 rock grab samples were collected.  The samples contained from 19ppb gold to 17.85 g/t of gold.  During April 2005, the Company’s consulting geologists conducted a field visit to the Carneirinho Property during which 10 rock grab samples were collected to test/ confirm mineralization and one ‘fresh’ sample was discovered near the old TVX camp site.  Samples contain from less than 5ppb gold to 12.15 g/t of gold.

Proposed Exploration

The Company proposes to carry out the exploration program recommended by Dean J. Besserer, B.Sc., P.Geol. in his report entitled “Technical Report for the Carneirinho Property Tapajós District, Brazil” and dated June 10, 2006.  Phase I is expected to consist of (a) geological mapping to better delineate where mineralized granite exists within the property and should include collecting a representative suite of rocks for petrographic studies; (b) prospecting and rock sampling (carried out concurrently with mapping) that includes systematic rock grab and rock chip sampling throughout the property where outcrop exists; (c) structural interpretation from regional landsat images and regional magnetic data to better understand important structures which may be responsible for controlling mineralization and intrusion implacement; (d) validation of historic data; (e) the creation of updated, reconciled base maps in ArcGIS for future work (concurrent to field work). The estimated budget to complete Phase I is approximately CAD$200,000.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Carneirinho Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2006, the Company was primarily engaged in the exploration of its Carneirinho Property and former Aldebarán Property in Brazil.  As a result, the Company’s future activities may be affected in varying degrees by Brazil's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at June 30, 2005, the Company had incurred total expenditures of $1,758,458 in the acquisition and exploration of its Aldebarán Property in Brazil.  During the fiscal year ended June 30, 2006, the Company the Company incurred a further $44,880 in acquisition and exploration costs.  The major components of cumulative expenditures are as follows: acquisition costs of $465,903 or 25.8% of the total, assay costs of $41,084 or 2.3% of the total, camp and administration costs of $269,355 or 14.9% of the total, drilling costs of $317,419 or 17.6% of the total, geological contractor and staff costs of $409,685 or 22.7% of the total, geophysical contractor costs of $100,447 or 5.6% of the total, land and legal costs of $95,223 or 5.3% of the total, report and mapping costs of $18,801 or 1.0% of the total and transportation costs of $85,421 or 4.7% of the total.  However, all of the company’s deferred acquisition and exploration costs associated with the Aldebarán Property of $1,803,338 were written off during the fiscal year ended June 30, 2006 due to the decision not to proceed with the acquisition of the Aldebarán Property.

As at June 30, 2006, the Company had incurred acquisition and exploration costs of $136,569 with respect to its Carneirinho Property of which $81,378 were incurred during the fiscal year ended June 30, 2006.  The major components of cumulative expenditures are as follows: acquisition costs of $97,611 or 71.5% of the total, camp and administration costs of $8,982 or 6.6% of the total, geological contractor and staff costs of $10,069 or 7.4% of the total, land and legal costs of $13,051 or 9.5% of the total and transportation costs of $6,856 or 5.0% of the total. The majority of these exploration costs are a result of the preparation of a technical report in compliance with NI43-101 and preparing for a field program that began subsequent to the fiscal year end.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

During the fiscal year ended June 30, 2006, the Company recorded interest income of $12,944, a foreign exchange loss of $1,734 and a write-off of mineral property costs of $1,803,338.  During the fiscal year ended June 30, 2005, the Company recorded interest income of $5,919 and a foreign exchange gain of $650.

Expenses for the fiscal year ended June 30, 2006 were $389,278, up from $328,926 for the fiscal year ended June 30, 2005.  This increase is primarily due to increased stock-based compensation costs that rose to $75,348 from $10,165 as a result of incentive stock options granted during the year.

The net loss for the fiscal year ended June 30, 2006 was $2,181,406 or $0.11 per share as compared with a net loss for the fiscal year ended June 30, 2005 of $322,357 or $0.02 per share.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2007.

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

The net loss for the fiscal year ended June 30, 2005 was $322,357 or $0.02 per share as compared with a net loss for the fiscal year ended June 30, 2004 of $816,776 or $0.09 per share.

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

The Company’s exploration activities have been funded through the sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to participate in the exploration of its Carneirinho Property.  The Company has not carried out debt financing, nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Resource properties in Manitoba that were written down in the fiscal year ended June 30, 2003 and the Aldebarán Property was written down in the fiscal year ended June 30, 2006 when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision is made.

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

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on the Carneirinho Property.

June 30, 2006 Compared to June 30, 2005

At June 30, 2006, the Company’s current assets totalled $959,906 compared to $257,269 at June 30, 2005.  The increase is attributable to the sale of share capital.  During the same period, current liabilities increased slightly to $36,021 from $32,403.  As a result, the Company’s working capital was $923,885 at June 30, 2006 as compared with working capital of $224,866 at June 30, 2005.  As at June 30, 2006 and June 30, 2005, the Company had no long-term debt.

At June 30, 2006, the Company had total assets of $1,124,412 as compared with $2,099,788 at June 30, 2005.  This decrease is due principally to a write-off of mineral property costs associated with the Aldebarán Property.

Share capital as at June 30, 2006 was $11,416,389 as compared with $10,289,325 at June 30, 2005

The Company’s largest cash outflow in the fiscal year ended June 30, 2006 was due to expenditures on resource properties of $132,544.  The Company’s largest cash outflow in the fiscal year ended June 30, 2005 was due to expenditures on resource properties of $1,243,184.

The most significant contribution to working capital in the year ended June 30, 2006 was provided by the sale of share capital for cash proceeds of $1,111,814.  The most significant contribution to working capital in the year ended June 30, 2005 was provided by the sale of share capital for cash proceeds of $1,229,434.

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

Outlook

Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2007.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration properties.  The Carneirinho Property is not in production and, therefore, does not produce any income.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

J. Douglas Brown

Mr. Brown is a director of the Company. He is the Managing Director of Monmouth Securities (Switzerland) Limited, an independent asset management and legal services company.  He was formerly a Vice-President of Citibank responsible for major investment accounts of high net worth individuals.  Mr. Brown is 54 years old.

Max Fugman

Mr. Fugman is a director of the Company.  Since 1962, Mr. Fugman has been the President of Jana International Fashions Ltd., an international clothing importer and wholesaler.  He has been the Canadian Honorary Consul for the Kingdom of Thailand since 1986.  Mr. Fugman is 71 years old.

Chet Idziszek

Mr. Idziszek is a director and President of the Company.  He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award” in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 59 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 48 years old.

B.

Compensation

During the fiscal year ended June 30, 2006, the Company paid or accrued cash compensation of $132,206 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended June 30, 2006 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2006, 2005 and 2004 in respect of the individuals who were, at June 30, 2006, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek President, CEO	2006 2005 2004	$75,781 $75,000 $62,500	nil nil nil	nil nil nil	212,000 nil 108,500	N/A N/A N/A	N/A N/A N/A	nil nil nil

Naomi Corrigan, CFO	2006 2005 2004	$16,025 $12,340 $11,021	nil nil nil	nil nil nil	60,000 nil 10,000	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended June 30, 2006:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	212,000	24%	$0.10	$0.10	November 9, 2010
Naomi Corrigan CFO	60,000	6.7%	$0.10	$0.10	November 9, 2010
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended June 30, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended June 30, 2006 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	320,500/nil	$21,200
Naomi Corrigan	nil	nil	70,000/nil	$6,000

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price for the common shares of the Company on the TSX Venture Exchange on June 30, 2006, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, the Company paid or accrued $40,400 to a company controlled by J.G. Stewart for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2006 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Douglas Brown	123,000	14%	$0.10	$0.10	November 9, 2010
Max Fugman	100,000	11%	$0.10	$0.10	November 9, 2010
J.G. Stewart	127,000	14%	$0.10	$0.10	November 9, 2010

*	Percentage of all options granted during the fiscal year
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2006 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realised ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
J. Douglas Brown	nil	nil	192,000/nil	$12,300
Max Fugman	nil	nil	100,000/nil	$10,000
J.G. Stewart	nil	nil	186,000/nil	$12,700
1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4	The value of in-the-money options was calculated using the closing price for the common shares of the Company on the TSX Venture Exchange on June 30, 2006, less the exercise price of each option .
5	All such options are currently exercisable.

There were no repricings of stock options held by Named Executive Officers or directors of the Company during the fiscal year ended June 30, 2006.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s fiscal year ended June 30, 2006, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights (a)	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (b)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by securityholders	1,451,000	$0.25	1,028,112
Equity compensation plans not approved by securityholders	nil	n/a	nil
Total	1,451,000	$0.25	1,028,112

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

D.

Employees

During the fiscal year ended June 30, 2006, the Company had an average of eight employees, all of whom worked out of the Company’s head office.  Of the average of eight employees, one worked in a management role, three in secretarial roles, two in accounting roles and the balance of two worked as geologists or in other aspects of the Company’s mineral exploration work.  No employees were casual or temporary employees. During the fiscal year ended June 30, 2005, the Company had an average of ten employees, eight of whom worked out of the Company’s head office and two were based in Brazil.  Of the average of ten employees, one worked in a management role, three in secretarial roles, two in accounting roles and the balance of four worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and two in Brazil).  No employees were casual or temporary employees. During the fiscal year ended June 30, 2004, the Company had an average of twelve employees, eight of whom worked out of the Company’s head office, one in another office in Vancouver, B.C., two were based in Brazil and one was based in Ottawa, Ontario.  Of the average of twelve employees, one worked in a management role, three in secretarial roles, three in accounting roles and the balance of five worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and two in Brazil).  No employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at October 13, 2006	Number of Options or Warrants Outstanding at October 13, 2006	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
J. Douglas Brown	236,000	110,000 10,000 59,000 123,000	2.2%	$0.35 $0.52 $0.25 $0.10	November 22, 2006 September 8, 2008 July 22, 2009 November 9, 2010
Max Fugman	450,000	100,000 166,666 100,000	3.3%	$0.35 $0.25 $0.10	November 22, 2006 March 15, 2008 November 9, 2010
Chet Idziszek	1,632,963	220,000 87,000 21,500 331,666 212,000	10.1%	$0.35 $0.52 $0.65 $0.25 $0.10	November 22, 2006 September 8, 2008 September 12, 2008 March 15, 2008 November 9, 2010
J.G. Stewart	645,165	110,000 59,000 133,332 127,000	4.4%	$0.35 $0.52 $0.25 $0.10	November 22, 2006 September 8, 2008 March 15, 2008 November 9, 2010
Total:	2,964,128	1,970,164	20%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 13, 2006, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 24,791,118 Common Shares outstanding as of October 13, 2006.

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

As at October 13, 2006 there were 24,791,118 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were six registered holders of the Company's common shares resident in the United States, holding an aggregate 191,467 common shares, including 170,492 shares held by Cede & Co.  This number represents approximately 0.8% of the total issued and outstanding common shares of the Company as at October 13, 2006.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at October 13, 2006 there were 86 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 869,682 common shares.  This number represents approximately 3.5% of the total issued and outstanding common shares of the Company as at October 13, 2006, also including the 170,492 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 91 holders holding an aggregate 890,657 common shares.  This number represents approximately 3.6% of the total issued and outstanding common shares of the Company as at October 13, 2006.

B.

Related Party Transactions

There were no material transactions in the fiscal years ended June 30, 2006, 2004 and 2005, or proposed material transactions between the Company or any of its subsidiaries and:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended June 30, 2006 which contain an Audit Report dated August 10, 2006, Balance Sheets as at June 30, 2006 and 2005, Statements of Operations and Deficit for the Fiscal Years Ended June 30, 2006, 2005 and 2004, Statements of Cash Flows for the Fiscal Years Ended June 30, 2006, 2005 and 2004 and Notes to the Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2007
October
September	$0.26	$0.175
August	$0.26	$0.21
July	$0.27	$0.18
First Quarter	$0.27	$0.175
2006	$0.335	$0.085
June	$0.25	$0.20
May	$0.27	$0.18
Fourth Quarter	$0.33	$0.18
Third Quarter	$0.335	$0.14
Second Quarter	$0.145	$0.085
First Quarter	$0.15	$0.085
2005	$0.43	$0.08
Fourth Quarter	$0.20	$0.08
Third Quarter	$0.32	$0.18
Second Quarter	$0.43	$0.21
First Quarter	$0.29	$0.17
2004	$1.00	$0.175
2003	$0.09	$0.02
2002	$0.17	$0.04

The closing price of the Company's common shares on the TSX Venture Exchange on October 23, 2006 was $0.205.

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

C.

Material Contracts

By an agreement dated May 5, 2003, as amended, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil.  The Company and Goldmarca have the exclusive option to jointly acquire, initially, a 50% interest and thereafter up to a further 30% interest followed by the right to acquire the remaining 20% (the “Third Option”) of Global’s interest in the Aldebarán Property. During the fiscal year ended June 30, 2006, the Company elected not to proceed with the acquisition of the Aldebarán Property.

By a letter agreement dated January 27, 2005, the Company and Oromin Explorations Ltd. (“Oromin”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with the Company and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Company and Oromin must pay the vendor US$150,000 on or before April 30, 2006 (paid) and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the Company and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at June 30, 2006, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended June 30, 2006, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$19,000	95%
Audit-related fees	-	-
Tax fees	$1,000	5%
All other fees	-	-
Total fees	$20,000	100%

In respect of work undertaken for the fiscal year ended June 30, 2005, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$20,000	95%
Audit-related fees	-	-
Tax fees	$1,000	5%
All other fees	-	-
Total fees	$21,000	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended June 30, 2006, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended June 30, 2006, which is the period covered by this Annual Report on Form 20F.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Oromin Explorations Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1

99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 24th day of October, 2006

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

Date:  October 24, 2006

“Chet Idziszek”

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

Date: October 24, 2006

“Naomi Corrigan”

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Oromin Explorations Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Lund Gold Ltd.

We have audited the consolidated balance sheets of Lund Gold Ltd. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 10, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated August 10, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

August 10, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JUNE 30

		2006	2005

ASSETS

Current
Cash and cash equivalents		$ 949,371	$ 245,509
Receivables		6,678	3,779
Prepaid expenses and deposits		3,857	7,981

		959,906	257,269

Restricted cash (Note 11)			16,338
Mineral properties (Note 3)		136,569	1,813,649
Equipment (Note 4)		11,599	12,532

		$ 1,124,412	$ 2,099,788

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (Note 8)		$ 36,021	$ 32,403

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000	common shares without par value
Issued and outstanding
24,791,118	(2005 – 17,138,618) common shares	11,416,389	10,289,325
Contributed surplus (Note 5)		626,487	551,139
Deficit		(10,954,485)	(8,773,079)

		1,088,391	2,067,385

		$ 1,124,412	$ 2,099,788

Nature and continuance of operations (Note 1)
Contingency (Note 11)
Subsequent event (Note 14)

On behalf of the Board:

“Chet Idziszek”	Director	“James G Stewart”	Director
Chet Idziszek		James G. Stewart

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2006	2005	2004

EXPENSES
Accounting and audit	$ 26,175	$ 18,780	$ 27,700
Amortization	3,109	3,927	3,520
Consulting fees (Note 8)	-	5,000	54,300
Filing fees	16,741	21,816	28,941
Interest expense and loan bonus	-	328	43,235
Legal fees (Note 8)	38,910	28,102	49,405
Office and general	37,421	33,436	32,748
Rent (Note 8)	38,591	32,646	43,668
Shareholders’ information	1,687	3,267	6,018
Stock-based compensation (Note 6)	75,348	10,165	291,574
Transfer agent’s fees	8,994	10,262	13,396
Travel and public relations	10,856	44,373	140,014
Wages and benefits (Note 8)	131,446	116,824	87,515

	(389,278)	(328,926)	(822,034)

OTHER INCOME (EXPENSE)
Interest income	12,944	5,919	5,291
Foreign exchange (loss) gain	(1,734)	650	(33)
Write-off of mineral property (Note 3)	(1,803,338)	-	-

	(1,792,128)	6,569	5,258

Loss for the year	(2,181,406)	(322,357)	(816,776)

Deficit, beginning of year	(8,773,079)	(8,450,722)	(7,633,946)

Deficit, end of year	$ (10,954,485)	$ (8,773,079)	$ (8,450,722)

Basic and diluted loss per share	$ (0.11)	$ (0.02)	$ (0.09)

Weighted average number of shares outstanding	19,452,639	14,918,889	8,788,034

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JUNE 30

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,181,406)	$ (322,357)	$ (816,776)
Items not involving cash
Amortization	3,109	3,927	3,520
Stock-based compensation	75,348	10,165	291,574
Loan bonus paid by shares	-	-	40,000
Write-off of resource property	1,803,338	-	-
Changes in non-cash working capital items
(Increase) decrease in receivables	(2,899)	5,521	81
Decrease (increase) in prepaid expenses and deposits	4,124	(4,124)	-
Increase (decrease) in accounts payable and accrued liabilities	25,154	(36,127)	(84,412)

Net cash used in operating activities	(273,232)	(342,995)	(566,013)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of share issue costs	1,111,814	1,229,434	1,611,334
Proceeds from bridge loan	-	-	200,000
Repayment of bridge loan	-	-	(200,000)

Net cash provided by financing activities	1,111,814	1,229,434	1,611,334

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	(132,544)	(1,243,184)	(520,845)
Purchased equipment	(2,176)	(3,002)	(1,979)
Restricted cash	-	(16,338)	-

Net cash used in investing activities	(134,720)	(1,262,524)	(522,824)

Change in cash and cash equivalents	703,862	(376,085)	522,497

Cash and cash equivalents, beginning of year	245,509	621,594	99,097

Cash and cash equivalents, end of year	$ 949,371	$ 245,509	$ 621,594

Cash paid for interest	$ -	$ 328	$ 3,235

Cash paid for income taxes	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.   The Company is in the business of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

Effective July 10, 2003, the Company changed its name from Lund Ventures Ltd. to Lund Gold Ltd. and consolidated its share capital on a 2 old shares for 1 new share basis (Note 5).  Also, on July 10, 2003, the TSX Venture Exchange (“TSX-V”) removed the Company’s inactive status.

The business of exploring mineral properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for mineral properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as mineral properties represent net costs to date, and do not necessarily represent present or future values.

As at June 30, 2006, the Company has working capital of $923,885 (June 30, 2005 - $224,866).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placements to meet its general and administrative expenditures and expenditures on the exploration of its mineral properties.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies used in these consolidated financial statements are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks, and highly liquid investments with short-term maturities.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

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

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  For the years ended June 30, 2006, 2005 and 2004, the total number of potentially dilutive shares excluded from loss per share was 11,045,696, 11,880,650 and 6,516,450 respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holder to purchase shares is credited to capital stock.

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

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

3.

MINERAL PROPERTIES

	Aldebaran Property, Brazil	Carneirinho Property, Brazil	Total

Acquisition costs:
Balance, June 30, 2005	$ 461,127	$ 38,337	$ 499,464
Additions	4,776	59,274	64,050
Write-off	(465,903)	-	(465,903)

Balance, June 30, 2006	-	97,611	97,611

Exploration costs:
Balance, June 30, 2005	1,297,331	16,854	1,314,185
Camp and administration	5,033	8,932	13,965
Geological	31,516	5,816	37,332
Land and legal	294	7,356	7,650
Transportation	3,261	-	3,261
Write-off	(1,337,435)	-	(1,337,435)

Balance, June 30, 2006	-	38,958	38,958

Total costs, June 30, 2006	$ -	$ 136,569	$ 136,569

	Aldebaran Property, Brazil	Carneirinho Property, Brazil	Total

Acquisition costs:
Balance, June 30, 2004	$ 108,486	$ -	$ 108,486
Additions	352,641	38,337	390,978

Balance, June 30, 2005	461,127	38,337	499,464

Exploration costs:
Balance, June 30, 2004	455,166	-	455,166
Assays	34,520	-	34,520
Camp and administration	203,233	50	203,283
Drilling	317,419	-	317,419
Geological	213,608	4,253	217,861
Geophysics	3,136	_ -	3,136
Land and legal	26,936	5,695	32,631
Transportation	43,313	6,856	50,169

Balance, June 30, 2005	1,297,331	16,854	1,314,185

Total costs, June 30, 2005	$ 1,758,458	$ 55,191	$ 1,813,649

                                                                                                                                                                            F-9

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

3.

MINERAL PROPERTIES (cont’d….)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral properties.  The Company has investigated title to all its mineral properties and to the best of its knowledge, title to all of its properties are in good standing.

Aldebaran Property, Brazil

Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited (“Goldmarca”) were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebaran property in Brazil.  During the year ended June 30, 2004, the Company issued 200,000 common shares valued at $20,000 pursuant to the agreement and 155,809 shares at a value of $15,581 as a finder’s fee based on the Company’s expenditures and property payments (Note 5).

During the year ended June 30, 2006, the Company elected to terminate its option to acquire an interest in the Aldebaran Property and accordingly, wrote off all costs associated with the property.

Carneirinho Property, Brazil

In January 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho property, located in north-central Brazil.  The option is structured as a two-stage option, with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first stage option, the companies must pay the vendor US$50,000 on or before April 30, 2005 (paid), US$100,000 on or before April 30, 2006 (paid) and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first stage option, the companies must pay the vendor an additional US$6,000,000 on or before April 30, 2010 in order to exercise the second stage option.

The Company and Oromin will equally pay a finder’s fee equivalent of 10% of the first $300,000 of property payments paid, 7.5% of the next $700,000 paid, 5% of the next $1,000,000 paid, 4% of the next $1,000,000 paid and 3% on any additional amounts paid.  The finder’s fee is payable in cash or the equivalent value of common shares and is subject to approval by the TSX-V.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

4.

EQUIPMENT

		2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 23,967	$ 18,215	$ 5,752	$ 21,791	$ 16,566	$ 5,225
Furniture and fixtures	30,322	24,475	5,847	30,322	23,015	7,307

	$ 54,289	$ 42,690	$ 11,599	$ 52,113	$ 39,581	$ 12,532

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Issued
Balance as at June 30, 2003	2,815,140	$ 7,494,876	$ 29,000
Private placement (a)	1,235,000	123,500	-
Private placement (e)	2,500,000	164,471	11,529
Private placement (f)	215,000	43,000	-
Private placement (g)	3,195,713	1,132,766	98,487
Loan bonus (b)	400,000	40,000	-
Mineral property (c,d)	355,809	35,581	-
Exercise of warrants	849,905	136,081	-
Stock-based compensation	-	-	291,574

Balance as at June 30, 2004	11,566,567	9,170,275	430,590
Private placement (h)	5,180,550	1,060,325	-
Broker warrants (h)	-	-	110,384
Exercise of warrants	391,500	58,725	-
Post consolidation adjustment	1	-	-
Stock-based compensation	-	-	10,165

Balance as at June 30, 2005	17,138,618	10,289,325	551,139
Private placement (j)	7,500,000	1,111,814	-
Compensation shares (i)	152,500	15,250	-
Stock-based compensation	-	-	75,348

Balance as at June 30, 2006	24,791,118	$ 11,416,389	$ 626,487

Included in issued capital stock are 151,875 common shares subject to an escrow agreement that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.  These shares were released in July 2006.

                                                                                                                                                                                       F-11

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

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

c)

On July 10, 2003, the Company issued 200,000 common shares at a value of $20,000 towards the acquisition of an interest in the Aldebaran mineral property (Note 3).

d)

On July 10, 2003, the Company issued 155,809 common shares at a value of $15,581 as a finder’s fee relating to the acquisition of the Aldebaran mineral property (Note 3).

e)

On August 1, 2003, the Company completed a non-brokered private placement with One Click Ventures Inc. of 2,500,000 units at a price of $0.10 per unit for cash proceeds of $176,000, net of share issue costs of $49,000 and finder’s fee of $25,000.  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 per share until August 1, 2005.  In connection with the private placement, the Company paid a finder’s fee to Canaccord Capital Corp. (“Canaccord”) of $25,000 and issued warrants entitling Canaccord to purchase up to 625,000 shares of the Company at a price of $0.20 per share until August 1, 2005. The fair value of the 625,000 broker warrants was estimated to be $11,529 which has been recorded as share issue costs with a corresponding amount recorded as contributed surplus.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 2.98%, an expected life of two years, expected volatility of 28.31% and an expected dividend yield of 0.0%.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances (cont’d….)

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

i)

During November 2005, the Company issued 87,500 common shares valued at $8,750 to the president of the Company as compensation for accrued wage expense.

During November 2005, the Company issued 65,000 common shares valued at $6,500 to a law firm controlled by a director as compensation for accrued professional fees.

j)

In March 2006, the Company completed a non-brokered private placement of 7,500,000 units at a price of $0.15 per unit for cash proceeds of $1,111,814, net of share issue costs of $13,186.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the holder to purchase one additional share at a price of $0.25 per share until March 15, 2008.

                                                                                                                                                                 F-13

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

6.

STOCK OPTIONS

The Company has an incentive stock option plan (the “Plan”) to grant options to employees, officers, directors and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan will have a term not to exceed 5 years and be subject to vesting provisions as determined by the board of directors of the Company.

Stock option transactions are summarized as follows:

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	554,500	$ 0.50	643,500	$ 0.52	54,000	$ 2.35
Granted	896,500	0.10	59,000	0.25	751,500	0.52
Forfeited	-	-	(148,000)	0.52	(162,000)	1.13

Outstanding and Exercisable, end of year	1,451,000	$ 0.25	554,500	$ 0.50	643,500	$ 0.52

The weighted average fair value of stock options granted during the current fiscal year was $0.08 (2005 - $0.17; 2004 - $0.39) per option.

As at June 30, 2006, the following stock options are outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date
474,000	$ 0.52	September 8, 2008
21,500	0.65	September 12, 2008
59,000	0.25	July 22, 2009
896,500	0.10	November 9, 2010

1,451,000

The total fair value of stock options granted during the current fiscal year was $75,348 (2005 - $10,165; 2004 - $291,574), which has been recorded as stock-based compensation in the results of operations.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

6.

STOCK OPTIONS (cont’d….)

The following weighted average assumptions were used for the Black-Scholes valuation of options granted:

	2006	2005	2004

Risk-free interest rate	3.93%	3.5%	4.0-4.1%
Expected life	5 years	5 years	5 years
Annualized volatility	121%	85%	94 - 129%
Dividend rate	0%	0%	0%

7.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding,
beginning of year	11,326,150	$ 0.32	5,872,950	$ 0.27	-	$ -
Issued	3,749,996	0.25	5,844,700	0.30	6,722,855	0.25
Exercised	-	-	(391,500)	0.15	(849,905)	0.16
Expired	(5,481,450)	0.33	-	-	-	-

Outstanding, end of year	9,594,696	$ 0.31	11,326,150	$ 0.32	5,872,950	$ 0.27

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

7.

SHARE PURCHASE WARRANTS (cont’d….)

As at June 30, 2006, the following share purchase warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date

5,100,550	$ 0.35	November 22, 2006
744,150	0.35	November 22, 2006
3,749,996	0.25	March 15, 2008

9,594,696

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director, companies related by way of common directors and a director/officer as follows:

	2006	2005	2004

Consulting fees	$ -	$ 5,000	$ 50,000
Legal fees	40,400	64,075	124,525
Rent	38,591	32,646	12,800
Wages and benefits	75,781	75,000	62,500

	$ 154,772	$ 176,721	$ 249,825

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to resource properties, based on the nature of the expenditure.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

8.

RELATED PARTY TRANSACTIONS (cont’d….)

b)

Included in accounts payable at June 30, 2006 is $6,028 (2005 - $3,750) due to a director of the Company, a law firm controlled by a director, and companies related by way of common directors.

c)

During the year ended June 30, 2004, the Company arranged and repaid bridge loan financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a value of $40,000.

d)

Additional related party transactions are disclosed in Note 5 (i).

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

10.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004

Loss for the year	$ (2,181,406)	$ (322,357)	$ (816,776)

Expected income tax recovery	$ 809,738	$ 109,988	$ 290,772
Items not deductible for tax purposes	(727,336)	(70,709)	(105,053)
Items deductible for tax purposes	50,605	45,615	13,723
Losses for which no tax benefit has been recognized	(133,007)	(84,894)	(199,442)

	$ -	$ -	$ -

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

10.

INCOME TAXES (cont’d….)

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Future income tax assets
Resource expenditures and equipment	$ 1,586,190	$ 1,102,987
Share issuance costs	99,477	151,504
Non-capital loss carry-forwards	586,061	652,960

	2,271,728	1,907,451

Less: valuation allowance	(2,271,728)	(1,907,451)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $1,890,000 available for deduction against future years’ taxable income.  These losses, if not utilized, will expire through 2016.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and equipment and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

11.

CONTINGENCY

As at June 30, 2006 and 2005, the Company has restricted cash in the amount of $16,338.  These funds were paid into court pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute.  The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

12.

SEGMENT INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of mineral properties.  The Company’s equipment and mineral properties are located in the following geographic areas:

	2006	2005

Brazil	$ 136,569	$ 1,813,649
Canada	11,599	12,532

	$ 148,168	$ 1,826,181

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

For the years presented, cash and cash equivalents consist entirely of cash on deposit.

Significant non-cash transactions for the year ended June 30, 2006 consisted of the Company:

a)

Issuing 152,500 common shares at a value of $15,250 to settle accrued wages and fees.

b)

Incurring mineral property expenditures of $7,220 through accounts payable.

Significant non-cash transactions for the year ended June 30, 2005 consisted of the Company:

a)

Issuing 744,150 broker warrants and 80,000 shares to an agent with a value of $110,384 and $20,000, respectively, relating to a private placement.  These were recorded as share issue costs.

b)

Incurring mineral property expenditures of $13,506 through accounts payable.

Significant non-cash transactions for the year ended June 30, 2004 consisted of the Company:

a)

Issuing 355,809 common shares with a value of $35,581 towards the acquisition of resource properties.

b)

Issuing 400,000 common shares with a value of $40,000 as a loan bonus in conjunction with a $200,000 bridge loan.

c)

Issuing 1,225,000 broker warrants with a value of $110,016 relating to private placements.  These were recorded as share issue costs.

d)

Issuing 95,713 units and 100,000 common shares to an agent with a value of $43,071 and $45,000 respectively, that were recorded as share issue costs.

e)

Issuing 985,000 units in exchange for subscription proceeds of $98,500 received in the previous year.

14.

SUBSEQUENT EVENT

Subsequent to June 30, 2006, 151,875 common shares were released from escrow, leaving a nil balance remaining in escrow.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

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

	2006	2005	2004

Loss for the year
Loss for the year - Canadian GAAP	$ (2,181,406)	$ (322,357)	$ (816,776)
Mineral property cost expensed under U.S. GAAP	(66,984)	(1,249,997)	(465,159)
Mineral properties written-off under Canadian GAAP	1,803,338	-	-

Loss for the year - U.S. GAAP	$ (445,052)	$ (1,572,354)	$ (1,281,935)

Basic and diluted loss per share – U.S. GAAP	$ (0.02)	$ (0.11)	$ (0.15)

	2006	2005

Shareholders’ equity
Shareholders’ equity - Canadian GAAP	$ 1,088,391	$ 2,067,385
Mineral properties expensed under U.S. GAAP	(77,295)	(1,813,649)

Shareholders’ equity - U.S. GAAP	$ 1,011,096	$ 253,736

	2006	2005

Mineral properties
Mineral properties - Canadian GAAP	$ 136,569	$ 1,813,649
Mineral properties expensed under U.S. GAAP	(77,295)	(1,813,649)

Mineral properties - U.S. GAAP	$ 59,274	$ -

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2006	2005	2004

Cash flows from operating activities
Per Canadian GAAP	$ (273,232)	$ (342,995)	$ (566,013)
Expenditures on mineral properties	(73,270)	(1,243,184)	(520,845)

Per U.S. GAAP	$ (346,502)	$ (1,586,179)	$ (1,086,858)

	2006	2005	2004

Cash flows from investing activities
Per Canadian GAAP	$ (134,720)	$ (1,262,524)	$ (522,824)
Expenditures on mineral properties	73,270	1,243,184	520,845

Per U.S. GAAP	$ (61,450)	$ (19,340)	$ (1,979)

a)

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2.  For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition and exploration costs relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

The Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, effective for the fiscal year ended June 30, 2006, the Company capitalizes certain costs related to the acquisition of mineral rights.

LUND GOLD LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d….)

b)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended June 30, 2004 onwards to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended June 30, 2006, 2005 and 2004.

c)

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

JUNE 30, 2006

c)

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

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006;

CICA Handbook Section 1530:  “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251:  “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855:  “Financial Instruments – Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  October 24, 2006

 (signed):    “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  October 24, 2006

(signed):     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer