Form 20-F
period 2007-06-30
LUND GOLD LTD
filed 2007-11-06
CIK 1075756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

_____	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

__X__	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended       June 30, 2007

or

_____	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________to ______________________

Commission file number:      0-29960

LUND GOLD LTD.
(Exact name of Company as specified in its charter)

Not applicable
(Translation of Company’s name into English)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive offices)

Page 1 of 54 Pages
The Exhibit Index is located on Page 54

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

38,410,663

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

Yes _______   No __________   Not Applicable     X

The information set forth in this Annual Report on Form 20-F is as at June 30, 2007 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Acid	A descriptive term applied to igneous (volcanic) rocks containing greater than 60% silica in their composition.
Alluvial	Material deposited by the mechanical action of a stream or running water.
Cenozoic	The latest of the four eras into which geologic time is divided; extending from the close of the Mesozoic era, about 65 million years ago, to the present.
Chloritization	The replacement by, conversion into or introduction of the mineral chlorite into rocks during metamorphic and alteration processes.
Colluvium	A general term applied to loose and incoherent deposits, usually occurring at the base of a slope or cliff and brought there chiefly by effects of gravity.
Craton	A part of the earth’s crust that has attained stability and has been little deformed for a long time.
Diabase	An intrusive rock whose composition consists essentially of labrodorite (a feldspar mineral of the plagioclase series having approximately equal proportions of sodium and calcium) and pyroxene (a group of common rock forming minerals characterised by short, stout crystals displaying good prismatic cleavage). Diabase is characterised by ophitic texture (lathe-shaped plagioclase crystals are included within pyroxene crystals).
Dipping (Dip)	The angle that a stratum or any other planar feature makes with the horizontal, measured perpendicular to the strike (the direction taken by a structural surface as it intersects the horizontal) and in the vertical plane.
Disseminations	A scattered distribution of generally fine-grained minerals throughout a rock body.
Dyke	A tubular body of igneous rock that cuts across the structure of adjacent rocks or cuts through massive rocks.
Eluvial	Pertaining to an accumulation of rock debris produced in place by the decomposition or disintegration of rock; a residual weathering product.
Euhedral	A mineral grain whose shape has not been restrained or interfered with by adjacent grains and is thusly bounded by its own rational faces (a crystal face resultant from the internal molecular structure of the mineral species to which the crystal grain belongs).
Flow(s)	A mass movement of unconsolidated material in the plastic or semi-fluid state. Also, the mass of material so moved.
Fractured	The resultant appearance of a mineral or rock displaying cracks, joints, faults or other breaks other than along natural cleavage planes. Such deformation is caused by a momentary loss of cohesion or of resistance to differential stress and a release of stored elastic energy.
Fresh	A rock or mineral in its original compositional state, unaffected by any degree of secondary alteration.
Garimpeiro	An artisanal miner who works a garimpo on a non-industrial scale.
Garimpo	A generally small-medium scale mining operation primarily directed at materials such as saprolite lying above bedrock surfaces. The resulting excavation of these mining operations.
Gneisses	Foliated metamorphic rock formed by regional metamorphism in which band/lenticles of granular minerals alternate with bands/lenticles of flaky or elongate prismatic minerals.
Granites	A plutonic rock in which quartz makes up 10-50% of the felsic (the light-coloured mineral component of igneous rocks) component.
Hematite	A common iron mineral (Fe2O3).
Hydraulic Mining	A form of placer mining utilising very high-powered streams of water to break up unconsolidated mineral bearing gravels.
Hydrothermal	Pertaining to hot water, the action of hot water or the products of this action such as a mineral deposit precipitated from a hot aqueous solution.
Igneous	One of the three main classes into which rocks are divided. Rocks or minerals that have solidified from molten or partly molten material (magma).
Induced Polarization	A specially designed ground geophysical survey in which changeability and resistivity capacities of underlying rocks are determined from decay curves related to electric current introduced through the materials being evaluated.
Intrusions	Both the process of emplacing magma into pre-existing rock and the resultant igneous rock mass so formed.
Lithologies	The physical characteristics of rocks providing rock descriptions based on its characteristics such as colour, composition and grain size.
Lode	A mineral deposit of veins, veinlets or disseminations within solid rock as opposed to a placer deposit.
Magmatic	Pertaining to or derived from magma (naturally occurring molten rock material).
Magnetite	A black, strongly magnetite mineral [(Fe,Mg) Fe2 O4] occurring as a very common and widely distributed accessory mineral in rocks of all kinds which constitutes an important ore of iron.
Metamorphic	One of the three main classes into which rocks are divided. Referring to any rock derived from pre-existing rocks by mineralogical, chemical and/or structural changes, essentially in the solid state, in response to marked changes in temperature, pressure, shearing stress and chemical environment.
Microbrecciated	A breccia is generally a coarse-grained, clastic rock composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix. A microbreccia is simply a finer grained variation whereby the angular rock fragments have been further broken by physical means.
Migmatite	A rock unit composed of igneous, igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.
Orogenic	Related to the events associated with the process of mountain formation.
Outcrop	That portion of a geologic formation or structure that appears at the surface of the earth.
Paleozoic	An era of geologic time from the end of the Pre Cambrian to the beginning of the Mesozoic, or from about 570 to 225 million years ago.
Phyllic	A style of alteration comprised of quartz, sericite and pyrite mineral introduction.
Placer	A surficial mineral deposit formed by mechanical concentrations of mineral particles from weathered debris.
Potassic Alteration	Relating to a rock which has undergone chemical alteration reflected in a marked introduction of potassium.
Recent	An epoch within the Quaternary period of geologic time measured from the end of the Pleistocene, approximately 8 thousand years ago, to the present.
Saprolite	A soft, earthy, clay-rich thoroughly decomposed rock formed in-place by chemical weathering. Commonly displays pre-weathering structures of original rock units. Occurs especially in humid, tropical environments.
Sedimentary	One of the three main classes into which rocks are divided. These are layered rocks resulting from the consolidation of a sediment, either clastic, chemical or organic.
Sericitization	The chemical alteration process which produces sericite as a principal mineral. Sericite is a white talc-like, silky fine-grained micaceous mineral.
Shear Zone	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to introduction of shear strain pressures.
Silicification	The introduction of, or replacement by, silica that may fill pores, voids, spaces or simply replace pre-existing minerals as a form of chemical alteration most often associated with hydrothermal activity.
Subduction	The process of one tectonic plate descending beneath another along plate margins within the earth’s crust.

Sulphide	A mineral compound characterised by the linkage of sulphur with a metal.
Syenites	A group of plutonic rocks similar to granite, however, comprised of less quartz. The intrusive equivalent of trachyte.
Volcanism	The processes by which magma and its associated gases rise into the earth’s crust and are extruded onto the earth’s surface and into the earth’s atmosphere.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following tables summarise selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Note 15 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”). Results for the periods ended June 30, 2007 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended June 30
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($778,235)	($2,181,406)	($322,357)	($816,776)	($184,661)
	Per Share (1)	($0.03)	($0.11)	($0.02)	($0.09)	($0.07)
(c)	Total assets	$4,166,476	$1,124,412	$2,099,788	$1,211,860	$225,826
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$14,770,344	$11,416,389	$10,289,325	$9,170,275	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$4,136,180	$1,088,391	$2,067,385	$1,150,143	($11,570)
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($778,235)	($2,181,406)	($322,357)	($816,776)	($184,661)
	Per Share (1)	($0.03)	($0.11)	($0.02)	($0.09)	($0.07)

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

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended June 30
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($1,183,754)	($445,052)	($1,572,354)	($1,281,935)	($283,154)
	Per Share¹	($0.04)	($0.02)	($0.11)	($0.15)	($0.10)
(c)	Total assets	$3,721,999	$1,047,117	$286,139	$648,208	$127,333
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$14,770,344	$11,416,389	$10,289,325	$9,170,275	$7,494,876
(f)	Total shareholders’ equity (deficiency)	$3,691,703	$951,822	$253,736	$586,491	($110,063)
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($1,183,754)	($445,052)	($1,572,354)	($1,281,935)	($283,154)
	Per Share¹	($0.04)	($0.02)	($0.11)	($0.15)	($0.10)

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

     In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On October 17, 2007, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.9737.

The following table sets out the high and low exchange rates for each of the last six months.

	2007
	September	August	July	June	May	April
High for period	1.0546	1.0755	1.0686	1.0730	1.1135	1.1584
Low for period	0.9963	1.0499	1.0372	1.0580	1.0699	1.1067

     The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended June 30
	2007	2006	2005	2004	2003
Average for the period	1.1316	1.1564	1.2448	1.3426	1.5066

B.	Capitalization and Indebtedness

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

Additional Funding Requirements

     The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments. Accordingly, there may be doubt about the Company’s ability to continue as a going concern.

     Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year. The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

     The Company has incurred net losses to date. Its deficit as of June 30, 2007 was $11,732,720. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Stock Subject to Penny Stock Rules

     The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51 -1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

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

Share Price Volatility; Price Fluctuations

     In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock has fluctuated from a low of $0.20 to a high of $0.39 in the period beginning June 30, 2007 and ending on the date of this Annual Report. It is likely that such price fluctuations will continue.

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

     The Company has two wholly-owned inactive subsidiaries, one a Peruvian corporation named Minera Maracote Perú S.A. (“Maracote”), and the other a British Columbia corporation named West Asia Holdings Ltd. (“West Asia”). The Company has abandoned its interest in Maracote, and West Asia has been entirely inactive since its inception. West Asia was incorporated to pursue a potential mineral project acquisition which was not consummated.

     The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada, with the telephone number 604-331-8772.

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

Acquisition of the Carneirinho Property, Brazil

     Pursuant to an agreement dated January 27, 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by having certain directors in common (together, the “Optionees”) acquired an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil. The option to acquire the Carneirinho Property is structured as a two-stage option with the Optionees jointly acquiring a 50% interest at each stage. In order to exercise the first option, the Optionees were required to pay the optionor a total of US$350,000 on or before April 30, 2007 (paid) and a further total of US$1,400,000 by April 30, 2009, of which US$400,000 is to be paid by April 30, 2008. Following the exercise of the first option, in order to exercise the second option, the Optionees must pay the optionor an additional US$6,000,000 on or before April 30, 2010.

     In April 2007 the Company acquired all of Oromin’s interest in the option agreement by the issue to Oromin of 1,197,906 common shares of the Company valued at $371,351. Accordingly, all option payments to the optionor after April 2007, and all exploration costs after the date April 4, 2007 have been, are or will be the sole responsibility of the Company.

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

     In May 2003, the Company, jointly with Goldmarca Limited (“Goldmarca”), was granted the exclusive option to acquire up to a 100% interest in the interest of Global Consultoria Mineral Ltda. (“Global”) in the Aldebarán Property in the State of Amazonia, Brazil. The Company has since abandoned its interest in the Aldebarán Property

     In January 2005, the Company and Oromin were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil. As disclosed under Acquisition of the Carneirinho Property, Brazil above, in April 2007 the Company acquired Oromin’s interest and subsequently is responsible for all further costs.

C.	Organisational Structure

The Company has two wholly-owned inactive subsidiaries, a Peruvian corporation named Minera Maracote Perú S.A., in which the Company has abandoned its interest, and West Asia Holdings Inc., a British Columbia corporation.

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

Title

     The Company holds an option to acquire a 100% interest in the 5000-hectare Carneirinho gold exploration project in north central Brazil. The option is structured in two stages with the optionee acquiring a 50% interest at each stage. To exercise the first option stage, the Company, together with a former joint optionee, has paid the optionor a total of US$350,000 through April 2007 and must pay a further option payment of US$400,000 on or before April 30, 2008 and a final first stage option payment of US$1,000,000 on or before April 30, 2009. Following the exercise of the first option, to exercise the second option stage the Company must pay the optionor an additional US$6,000,000 on or before April 30, 2010.

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

     The climate is of the tropical type with warm, wet winters and hot humid summers. Temperatures average over 22ÚC, and reach as high as 40Ú C. Average monthly precipitation often exceeds 400 mm. Parts of the property are clear cut for hydraulic mining whereas the remainder is typical amazon rainforest. Outcrop is limited to old workings/pits, hill crests and slopes and river cuts. Colluvium / alluvium covers the majority of the property.

Exploration History

The Carneirinho prospect was discovered in 1996 by garimpeiros. The area was worked by hydraulic stripping of saprolite only.

     During 1997, TVX Gold completed a soil sampling program and delineated a gold-in-soil anomaly which was 1000m by 300m in width which averaged 100 parts per billion gold (ppb Au). The area of the soil anomaly covers the area that represents the location of the hydraulic mining completed by the garimpeiros. Historic production on the garimpo is believed to exceed 3 tonnes of gold.

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

Regional and Local Geology

     The Tapajós gold province covers about 140,000 km2 in the Amazonian Craton formed after the 2.1 -1.87 Ga Tapajós-Parima orogenic event, which produced a sequence of metamorphic, igneous and sedimentary rocks. The orogeny associated with eastward shallow dipping subduction resulted in the construction of the Parauari magmatic arc followed by acid volcanism of the Iriri Group and late- postcollisional granitic intrusions. Portions of the Amazonian Craton are covered by Paleozoic and Cenozoic sedimentary sequences. Recent alluvial and colluvial deposits, commonly containing placer gold, are the youngest units in the region.

     The majority of the Tapajós Region at or near the Carneirinho Property is underlain by the Archean Xingu Complex granites, gneisses and migmatites. The basement rocks are intruded by a series of Proterozoic granites and syenites of the Teles Pines or Maloquinha intrusive suites.

     The Carneirinho Property is underlain by middle Proterozoic Lithologies of the Uatuma Supergroup comprising mainly alkali-granites of the Maloquinha Intrusive Suite, rhyolitic flows, volcanic sediments of the Iriri Volcanic Group and granites of the Lower Proterozoic Parauari Suite and Xingu Archean Complex.

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

Recent Exploration

     During 2004, Oromin, the Company’s joint venture partner at that time, conducted a property visit during which seven rock grab samples were collected. The samples contained from 19ppb gold to 17.85 g/t of gold. During April 2005, the Company’s consulting geologists conducted a field visit to the Carneirinho Property during which 10 rock grab samples were collected to test/confirm mineralization, and one ‘fresh’ sample was discovered near the old TVX camp site. Samples contained from less than 5ppb gold to 12.15 g/t of gold.

     The Company carried out the Phase I exploration program recommended by Dean J. Besserer, B.Sc., P.Geol. in his report entitled “Technical Report for the Carneirinho Property Tapajós District, Brazil” and dated June 10, 2006. Phase I consisted of (a) geological mapping to better delineate where mineralized granite exists within the property including collecting a representative suite of rocks for petrographic studies; (b) prospecting and rock sampling (carried out concurrently with mapping) including systematic rock grab and rock chip sampling throughout the property where outcrop exists; (c) structural interpretation from regional landsat images and regional magnetic data to better understand important structures which may be responsible for controlling mineralization and intrusion implacement; (d) validation of historic data; and (e) the creation of updated, reconciled base maps in ArcGIS for future work (concurrent to field work). In addition, a wide spaced geochemical soil sampling program along reconnaissance lines was undertaken. In conjunction with this preliminary soil sampling program a ground magnetometer survey was also completed to assist with geological and structural interpretation. The Phase I exploration program included the collection of approximately 1,200 soil and 75 rock samples as well as gridding, ground magnetics, geophysical surveying and reconnaissance mapping totalling 68 line kilometres. As a result, six distinct gold-in-soil geochemical anomalies were identified. Company management concluded that a second phase of exploration was warranted at Carneirinho based on the identification of six spatially distinct gold-in-soil geochemical anomalies identified during the Phase I program. Of the six geochemical anomalies, four exist in conjunction with coincident magnetic lows possibly reflecting a favourable alteration environment.

     In May 2007 a Phase II exploration program with a budget of $700,000 commenced, including Landsat imagery, a detailed infill soil sampling program, rock sampling and a ground magnetometer survey to better define and further delineate the anomalies identified during Phase I. Additional Phase II program elements include test-pitting and hand-trenching where practical, and approximately 1,000 metres of drilling which commenced in July 2007. As at October 17, 2007 samples from this drill program are in for assay with results expected during November 2007.

Proposed Exploration

     Further phases of exploration will be designed based upon results from Phase II.

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

     Exploration permits are granted for a three year period, and are renewable on request, and subject to a nominal annual charge per hectare. Exploration must begin within sixty days of the permit being issued and carried out according to the exploration plan, although the extent of the exploration varies depending upon the permit area. Exploration activities must not be suspended for more than three consecutive months or 120 nonconsecutive days or the exploration permit may, at the discretion of the DNPM be terminated. A party must reapply for a terminated permit after the end of the three year period with a new work plan but the annual fee per hectare is increased.

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

     The Company is in the business of acquiring and exploring its resource properties. The Company does not currently have any producing properties and its current operations on the Carneirinho Property are an exploratory search for minerals. During the fiscal year ended June 30, 2007, the Company was primarily engaged in the exploration of its Carneirinho Property in Brazil. As a result, the Company’s future activities may be affected in varying degrees by Brazil's political stability and government regulation, all of which are beyond the control of the Company. See “Item 3 - Key Information - D. Risk Factors”.

     As at June 30, 2007, the Company had incurred acquisition and exploration costs of $1,038,920 with respect to its Carneirinho Property of which $902,351 were incurred during the fiscal year then ended. The major components of cumulative expenditures are as follows: acquisition costs of $594,443 or 57.2% of the total, geological contractor and staff costs of $175,919 or 16.9% of the total, travel and accommodation costs of $78,066 or 7.5% of the total, camp and administration costs of $60,959 or 5.9% of the total, drilling costs of $55,690 or 5.4% of the total, and other costs, including prior fiscal year costs of $38,958, totalling $73,843. Of the acquisition costs, $496,832 were incurred in the 2007 fiscal year; of this, $371,351is the value ascribed to the shares issued to Oromin to acquire its 50% interest in the Carneirinho option, and the remainder is principally comprised of the Company’s share – US$100,000 – of the US$200,000 option payment made in April 2007.

     The majority of the cumulative exploration costs occurred in the 2007 fiscal year arising from a Phase I field program conducted between August and November 2006 consisting of prospecting, geological mapping, grid-based soil geochemical sampling, ground magnetics, channel sampling and auger drill sampling. The results of this program are set out in detail in a news release dated December 4, 2006, from which the following summary is drawn. Of 1200 soil samples analyzed, 185 contained more than background levels of gold. Six spatially separated gold anomalies were established outside current garimpeiro workings, of which four exist in conjunction with a coincidental magnetic low and two with a linear magnetic high, based on the ground geophysical survey completed in this phase of exploration. In May 2007 the Company commenced a Phase II field program budgeted at $700,000, including infill soil and rock sampling and ground geophysical surveying to better delineate and evaluate the series of gold anomalies discovered in Phase I, together with a trenching and drilling program for which the drill contract was announced June 5, 2007 and the commencement of drilling announced July 30, 2007. This program is now under way and results are expected during the month of November 2007.

     At June 30, 2006 the Company had incurred acquisition and exploration costs of $136,569 on its Carneirinho Property of which $81,378 were incurred during the fiscal year then ended. The major components of cumulative expenditures to that date were as follows: acquisition costs of $97,611 or 71.5% of the total, camp and administration costs of $8,932 or 6.6% of the total, geological contractor and staff costs of $10,069 or 7.4% of the total, land and legal costs of $13,051 or 9.5% of the total, and transportation costs of $6,856 or 5.0% of the total. The majority of these exploration costs were based on a technical report in compliance with NI43-101 or on preparing for a field program that began subsequent to the 2006 fiscal year end.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

     During the fiscal year ended June 30, 2007, the Company recorded interest income of $53,473 and a foreign exchange loss of $12,549. During the fiscal year ended June 30, 2006, the Company recorded interest income of $12,944, a foreign exchange loss of $1,734 and a write-off of mineral property costs of $1,803,338.

     Expenses for the fiscal year ended June 30, 2007 were $819,159, up from $389,278 for the fiscal year ended June 30, 2006. This increase is primarily due to increased stock-based compensation costs that rose to $472,069 from $75,348 as a result of materially more incentive stock options granted during the year.

     The net loss for the fiscal year ended June 30, 2007 was $778,235 or $0.03 per share compared with a net loss for the fiscal year ended June 30, 2006 of $2,181,406 or $0.11 per share. The principal components of the reduced loss were the absence of a mineral property write-off in 2007, increased interest income attributable to investment income on the proceeds of the private placement completed in April 2007, and the increase in stock-based compensation cost described above. The Company expects to continue to incur net operating losses in the fiscal year ending June 30, 2008.

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

     The net loss for the fiscal year ended June 30, 2006 was $2,181,406 or $0.11 per share compared with a net loss for the fiscal year ended June 30, 2005 of $322,357 or $0.02 per share. The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2007.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

     During the fiscal year ended June 30, 2005, the Company recorded interest income of $5,919 and a foreign exchange gain of $650. During the fiscal year ended June 30, 2004, the Company recorded interest income of $5,291 and a foreign exchange loss of $33.

     Expenses for the fiscal year ended June 30, 2005 were $328,926, down from $822,034 for the fiscal year ended June 30, 2004. This decrease is primarily due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year. The most significant decrease was for stock-based compensation which fell from $291,574 for the fiscal year ended June 30, 2004 to $10,165 for the fiscal year ended June 30, 2005 as a result of fewer incentive stock options granted than during the previous period. Consulting fees for the fiscal year ended June 30, 2005 decreased to $5,000 from $54,300 for the fiscal year ended June 30, 2004 as a result of the departure of the Company’s chief financial officer. Interest expense and loan bonus decreased to $328 for the fiscal year ended June 30, 2005 from $43,235 for the previous year as a result of a loan arranged by the Company as part of its reactivation (which loan was repaid during the fiscal year ended June 30, 2004). Travel and public relations fees for the fiscal year ended June 30, 2005 decreased to $44,373 from $140,014 for the fiscal year ended June 30, 2004 as a result of the termination of investor relations representatives and the completion of website development begun during the previous year.

     The net loss for the fiscal year ended June 30, 2005 was $322,357 or $0.02 per share compared with a net loss for the fiscal year ended June 30, 2004 of $816,776 or $0.09 per share.

B.	Liquidity and Capital Resources

     Given the nature of the Company’s activities, which consist of acquiring and exploring resource properties, management believes that the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not own or have any interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.

     The Company’s exploration activities have been funded through the sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company plans to continue with the exploration of its Carneirinho Property. The Company has not carried out debt financing, nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year; however, to maintain the Carneirinho option will require an option payment of US$400,000 in April 2008.

     Resource properties in Manitoba were written off in the fiscal year ended June 30, 2003 and the Aldebarán Property was written off in the fiscal year ended June 30, 2006 when the Company decided there was little or no possibility of recovery from these properties. Each fiscal quarter management reviews the carrying value of the Company’s interest in each resource property and, where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision is made.

     The Company has been successful in raising the necessary funds to finance its business activities to date, but there can be no assurance that it will be able to continue to do so. Based on its existing working capital, the Company will not require additional financing during the upcoming fiscal year, but expects that it is likely to require additional financing in subsequent fiscal years. If such funds are not available or cannot be obtained, the Company will be forced to curtail its business activities to a level for which funding is available or can be obtained.

     Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on the Carneirinho Property. As a consequence of the Company acquiring Oromin’s interest in the Carneirinho Property in April 2007, the Company’s costs of maintaining the option agreement, if the decision to continue is made, will rise materially, including the Company being solely responsible for an option payment of US$400,000 required by April 30, 2008.

June 30, 2007 Compared to June 30, 2006

     At June 30, 2007, the Company’s current assets totalled $3,102,538 compared to $959,906 at June 30, 2006. The increase is attributable to the completion of the private placement of share capital in April 2007. During the same period, current liabilities decreased slightly to $30,296 from $36,021. As a result, the Company’s working capital was $3,072,242 at June 30, 2007 compared with working capital of $923,885 at June 30, 2006. As at June 30, 2007 and June 30, 2006, the Company had no long-term debt.

     At June 30, 2007, the Company had total assets of $4,166,476 compared with $1,124,412 at June 30, 2006. This increase is attributable principally to the proceeds of the April 2007 private placement financing and ongoing investment in to the Carneirinho project.

     Share capital as at June 30, 2007 was $14,770,344 compared with $11,416,389 at June 30, 2006.

     The Company’s largest cash outflow in the fiscal year ended June 30, 2007 arose from expenditures on the Carneirinho project of $537,899. The Company’s principal cash outflow in the fiscal year ended June 30, 2006 also arose from expenditures on that project, which was then at a preliminary stage, of $132,544.

     The most significant contribution to our cash position in the year ended June 30, 2007 was provided by the issue of share capital for cash proceeds of $2,984,209. The most significant contribution to our cash position in the year ended June 30, 2006 was provided by the issue of share capital for cash proceeds of $1,111,814.

June 30, 2006 Compared to June 30, 2005

     At June 30, 2006, the Company’s current assets totalled $959,906 compared to $257,269 at June 30, 2005. The increase is attributable to the sale of share capital. During the same period, current liabilities increased slightly to $36,021 from $32,403. As a result, the Company’s working capital was $923,885 at June 30, 2006 compared with working capital of $224,866 at June 30, 2005. At June 30, 2006 and June 30, 2005, the Company had no long-term debt.

     At June 30, 2006, the Company had total assets of $1,124,412 compared with $2,099,788 at June 30, 2005. This decrease arose principally from the write-off of mineral property costs associated with the Aldebarán Property.

     Share capital as at June 30, 2006 was $11,416,389 compared with $10,289,325 at June 30, 2005

     The Company’s largest cash outflow in the fiscal year ended June 30, 2006 arose from expenditures on resource properties of $132,544. The Company’s largest cash outflow in the fiscal year ended June 30, 2005 arose from expenditures on resource properties of $1,243,184.

     The most significant contribution to our cash resources in the year ended June 30, 2006 arose from the issue of share capital for cash proceeds of $1,111,814. The most significant contribution to cash resources in the year ended June 30, 2005 arose from the issue of share capital for cash proceeds of $1,229,434.

June 30, 2005 Compared to June 30, 2004

     At June 30, 2005, the Company’s current assets totalled $257,269 compared to $634,751 at June 30, 2004. The decrease is attributable to exploration expenditures on the Aldebarán Property. During the same period, current liabilities decreased to $32,403 from $61,717. As a result, the Company’s working capital was $224,866 at June 30, 2005 compared with working capital of $573,034 at June 30, 2004. At June 30, 2005 and June 30, 2004, the Company had no long-term debt.

     At June 30, 2005, the Company had total assets of $2,099,788 compared with $1,211,860 at June 30, 2004. This increase is attributable principally to the issue of share capital.

     Share capital as at June 30, 2005 was $10,289,325 compared with $9,170,275 at June 30, 2004.

     The Company’s largest cash outflow in the fiscal year ended June 30, 2005 arose from expenditures on resource properties of $1,243,184. The Company’s largest cash outflow in the fiscal year ended June 30, 2004 arose from resource property expenditures of $520,845.

     The most significant contribution to cash resources in the year ended June 30, 2005 arose from the issue of share capital for cash proceeds of $1,229,434. The most significant contribution to cash resources in the year ended June 30, 2004 arose from the issue of share capital for cash proceeds of $1,611,334.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The major measurement differences between Canadian GAAP and U.S. GAAP which affect the Company’s financial statements are described in Note 14 to the Company’s consolidated financial statements.

Outlook

     Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures and make additional option payments on its Carneirinho Property during the fiscal year ending June 30, 2008. In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration properties. The Carneirinho Property is not in production and cannot be expected to produce income in the next several years.

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

Ian Brown

     Mr. Ian Brown is the Chief Financial Officer of the Company. He has been a Chartered Accountant, the Canadian equivalent of a CPA, for over 31 years. He has served as an executive of mineral exploration companies, including in numerous roles as CFO and/or as member of boards of directors and audit committees, for over 28 years. Ian Brown is 59 years old.

J. Douglas Brown

     Mr. Douglas Brown is a director of the Company. He is the Managing Director of Monmouth Securities (Switzerland) Limited, an independent asset management and legal services company. He was formerly a Vice-President of Citibank responsible for major investment accounts of high net worth individuals. Douglas Brown is 55 years old. Douglas Brown and Ian Brown are not related.

Max Fugman

Mr. Fugman is a director of the Company. Mr. Fugman has been the President of Jana International Fashions Ltd., an international clothing importer and wholesaler, since 1962. He has been the Canadian Honorary Consul for the Kingdom of Thailand since 1986. Mr. Fugman is 72 years old.

Chet Idziszek

     Mr. Idziszek is a director and President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971. In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek deposits in Northwestern British Columbia. He also received the “Prospector of the Year Award” in 1994, again in recognition of the major role he played in the discovery and development of the Eskay Creek deposits, as well as for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold deposits in Panama. Mr. Idziszek is 60 years old.

J.G. Stewart

     Mr. Stewart is a director and the Secretary of the Company. He is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is 49 years old.

B.	Compensation

     During the fiscal year ended June 30, 2007, the Company paid or accrued cash compensation of $113,252 to its directors and officers for services rendered. No other funds were set aside or accrued by the Company during the fiscal year ended June 30, 2007 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

     The Company currently has two executive officers: Chet Idziszek, President, and Ian Brown, Chief Financial Officer (the “Named Executive Officers”). Until March 31, 2007 Naomi Corrigan was the Chief Financial Officer. Mr. Brown commenced his duties April 15, 2007. Ms. Corrigan continues as a consultant.

     The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended June 30, 2007, 2006 and 2005 in respect of the individuals who were, at June 30, 2007, the Named Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards		Payouts

				Other	Securities	Restricted
				Annual	Under	Shares or
Name and				Compen-	Options	Restricted	LTIP	All Other
Principal		Salary	Bonus	sation	granted	Share Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

Chet Idziszek	2007	$76,652	nil	nil	300,000	N/A	N/A	nil
President,	2006	$75,781	nil	nil	212,000	N/A	N/A	nil
CEO	2005	$75,000	nil	nil	nil	N/A	N/A	nil

		Annual Compensation			Long Term Compensation

					Awards		Payouts

				Other	Securities	Restricted
				Annual	Under	Shares or
Name and				Compen-	Options	Restricted	LTIP	All Other
Principal		Salary	Bonus	sation	granted	Share Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

Ian Brown,	2007	$8,333	nil	nil	250,000	N/A	N/A	nil
CFO	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Naomi	2007	$11,498	nil	nil	nil	N/A	N/A	nil
Corrigan,	2006	$16,025	nil	nil	60,000	N/A	N/A	nil
CFO	2005	$12,340	nil	nil	nil	N/A	N/A	nil

Option Grants in Last Fiscal Year

     The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended June 30, 2007:

				Market Value of Shares
	Options	% of Total	Exercise	Underlying Options at
	Granted	Options	Price	Date of Grant
Name	(# shares)	Granted	($/share)(1)	($/share)	Expiration Date
Chet Idziszek	300,000	16.6%	$0.31	$0.31	April 20, 2012
President and CEO
Ian Brown	250,000	13.9%	$0.31	$0.31	April 20, 2012
CFO

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options generally vest immediately upon grant but are subject to vesting provisions set by the Board of Directors.

     There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended June 30, 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

     The following table sets forth details of all exercise of stock options during the fiscal year ended June 30, 2007 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Unexercised
			Options at Fiscal	Value of Unexercised In-the-
	Securities		Year-End	Money Options at Fiscal Year-End
	Acquired on	Aggregate Value	(#)[3,4]	($)[3,4]
	Exercise	Realised	Exercisable/	Exercisable/
Name	(#)¹	($)²	Unexercisable	Unexercisable

Chet Idziszek	nil	nil	620,500/nil	$65,000/nil
Ian Brown	nil	nil	nil/250,000	nil/$10,000
Naomi Corrigan	nil	nil	70,000/nil	$15,000/nil

1	Number of common shares of the Company acquired on the exercise of stock options.

2	Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

3	The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using $0.35, the closing price for the common shares of the Company on the TSX Venture Exchange on June 29, 2007, less the exercise price of in-the-money stock options.

Defined Benefit of Actuarial Plan Disclosure

     The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

     The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

     The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, the Company paid or accrued $36,600 to a company controlled by J.G. Stewart for professional services rendered.

     The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2007 to directors who are not Named Executive Officers of the Company:

		% of Total		Market Value of
	Securities Under	Options	Exercise or	Securities Underlying
	Options Granted	Granted in	Base Price	Options on Date of Grant
Name	($)(1)	Fiscal Year*	($/Security)	($/Security)	Expiration Date

Douglas Brown	100,000	5.6%	$0.31	$0.31	April 20, 2012
Max Fugman	100,000	5.6%	$0.31	$0.31	April 20, 2012
J.G. Stewart	150,000	8.4%	$0.31	$0.31	April 20, 2012

*	Percentage of all options granted during the fiscal year
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital. Options vest immediately upon grant.

     The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2007 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Value of Unexercised In-the-
			Unexercised Options	Money Options at Fiscal Year-
	Securities		at Fiscal Year-End	End
	Acquired on	Aggregate Value	(#)[3,4]	($)[3,4]
	Exercise	Realised	Exercisable/	Exercisable/
Name	(#)¹	($)²	Unexercisable[5]	Unexercisable[5]

J. Douglas Brown	nil	nil	292,000/nil	$40,650
Max Fugman	nil	nil	200,000/nil	$29,000

Value of Unexercised In-the-
			Unexercised Options	Money Options at Fiscal Year-
	Securities		at Fiscal Year-End	End
	Acquired on	Aggregate Value	(#)[3,4]	($)[3,4]
	Exercise	Realised	Exercisable/	Exercisable/
Name	(#)¹	($)²	Unexercisable[5]	Unexercisable[5]

J.G. Stewart	nil	nil	336,000/nil	$37,750

1	Number of common shares of the Company acquired on the exercise of stock options.

2	Calculated using the closing price on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.

3	The figures relate solely to stock options.

4

The value of in-the-money options was calculated using $0.35, the closing price for the common shares of the Company on the TSX Venture Exchange on June 29, 2007, less the exercise price of in-the-money options..

5	All such options are currently exercisable.

     There were no repricings of stock options held by Named Executive Officers or directors of the Company during the fiscal year ended June 30, 2007.

Securities Authorized For Issuance Under Equity Compensation Plans

     The following table sets out, as of the end of the Company’s fiscal year ended June 30, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	3,251,000	$0.28	590,066

Equity compensation plans not approved by securityholders	nil	n/a	nil

Total	3,251,000	$0.28	590,066

C.	Board Practices

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

     During the fiscal year ended June 30, 2007, the Company had an average of seven employees, all of whom worked out of the Company’s head office. Of the average of seven employees, one worked in an executive role, one as a geologist, three in secretarial roles, and two in accounting. No employees were casual or temporary employees. During the fiscal year ended June 30, 2006, the Company had an average of eight employees, all of whom worked out of the Company’s head office. Of the average of eight employees, one worked in an executive role, two were geologists, three in secretarial roles, and two in accounting. No employees were casual or temporary employees. During the fiscal year ended June 30, 2005, the Company had an average of ten employees, eight of whom worked out of the Company’s head office and two were based in Brazil. Of the average of ten employees, one worked in a management role, three in secretarial roles, two in accounting roles and the balance of four worked as geologists or in other aspects of the Company’s mineral exploration work (two in Canada and two in Brazil). No employees were casual or temporary employees.

E.	Share Ownership

     The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

	Number of Common	Number of Options or	Beneficial
	Shares Held at	Warrants Outstanding	Percentage	Exercise
Name	October 17, 2007	at October 17, 2007	Ownership¹	Price	Expiry Date
Ian Brown	Nil	250,000	0.7%	$0.31	April 20, 2012
J. Douglas Brown	236,000	10,000	1.4%	$0.52	September 8, 2008
		59,000		$0.25	July 22, 2009
		123,000		$0.10	November 9, 2010
		100,000		$0.31	April 20, 2012
Max Fugman	635,000	166,666	2.7%	$0.25	March 15, 2008
		50,000		$0.40	April 11, 2009
		100,000		$0.10	November 9, 2010
		100,000		$0.31	April 20, 2012
Chet Idziszek	1,777,963	87,000	7.4%	$0.52	September 8, 2008
		21,500		$0.65	September 12, 2008
		331,666		$0.25	March 15, 2008
		172,500		$0.40	April 11, 2009
		212,000		$0.10	November 9, 2010
		300,000		$0.31	April 20, 2012
J.G. Stewart	567,165	59,000	2.7%	$0.52	September 8, 2008
		133,332		$0.25	March 15, 2008
		127,000		$0.10	November 9, 2010
		150,000		$0.31	April 20, 2013
Total:	3,216,128	2,552,664	14.9%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 17, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 38,410,663 Common Shares outstanding as of October 17, 2007.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

     The following table sets forth the share ownership of those person(s) beneficially owning greater than 5% of the Company’s common shares held by such person(s):

	Number of Common Shares Held at	Percentage of Common Shares
Name	October 15, 2007	Outstanding at October 15, 2007

Naples Gold LLC	2,570,000	6.7%

     The Company’s major shareholders do not have different voting rights. To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

     As at October 15, 2007 there were 38,410,663 common shares of the Company issued and outstanding. Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 76 registered holders of the Company's common shares resident in the United States, holding an aggregate 2,861,467 common shares, including 169,802 shares held by Cede & Co. This number represents approximately 7.4% of the total issued and outstanding common shares of the Company as at October 15, 2007. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at October 15, 2007, there were 165 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 1,939,780 common shares. This number represents approximately 5.1% of the total issued and outstanding common shares of the Company as at October 15, 2007, also including the 169,802 shares held by Cede & Co. The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 240 holders holding an aggregate 4,631,445 common shares. This number represents approximately 12.1% of the total issued and outstanding common shares of the Company as at October 15, 2007.

B.	Related Party Transactions

     There were no material transactions in the fiscal years ended June 30, 2007, 2006 and 2005, or proposed material transactions between the Company or any of its subsidiaries and:

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

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company;

with the exception of the acquisition from Oromin completed in April 2007 of a 50% interest in the option on the Carneirinho Project. Oromin is a company related insofar as it also has Mr. Idziszek and Mr. Stewart as directors.

C.	Interests of Experts and Counsel

     This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

     This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended June 30, 2007 which contain an Audit Report dated October 17, 2007, Balance Sheets as at June 30, 2007 and 2006, Statements of Operations and Deficit for the Fiscal Years Ended June 30, 2007, 2006 and 2005, Statements of Cash Flows for the Fiscal Years Ended June 30, 2007, 2006 and 2005 and Notes to the Financial Statements.

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

     The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low

Fiscal Year 2007-2008
September	$0.28	$0.20
August	$0.32	$0.205
July	$0.39	$0.31
June	$0.48	$0.345
May	$0.47	$0.30
April	$0.34	$0.29
First Quarter to Sept. 30/07	$0.32	$0.20
2007	$0.48	$0.175
Fourth Quarter	$0.48	$0.29
Third Quarter	$0.35	$0.21
Second Quarter	$0.26	$0.19
First Quarter	$0.27	$0.175
2006	$0.335	$0.085
Fourth Quarter	$0.33	$0.18
Third Quarter	$0.335	$0.14
Second Quarter	$0.145	$0.085
First Quarter	$0.15	$0.085
2005	$0.32	$0.08
2004	$1.00	$0.175
2003	$0.09	$0.02

     The closing price of the Company's common shares on the TSX Venture Exchange on October 17, 2007 was $0.24.

B.	Plan of Distribution

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

     By a letter agreement dated March 12, 2007, the Company agreed with Oromin to acquire Oromin’s 50% interest in the Carneirinho gold exploration property in consideration of the issue by the Company to Oromin of 1,197,906 of the Company’s common shares with a value of $371,351. This agreement received regulatory approval and closed on April 4, 2007.

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

     The Company anticipates its primary market risk, if any, to be related to fluctuations in investor sentiment about the merits of owning the shares of junior companies in the mineral exploration business in general, and about the shares of the Company in particular. Such sentiments are cyclical and unpredictable, and a change therein can be expected to have a significant effect on the valuations of the Company’s securities.

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

(a)

Disclosure Controls and Procedures. As of the end of the Company’s fiscal year ended June 30, 2007, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2007. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of June 30, 2007.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this annual report.

(c)

Changes in Internal Control Over Financial Reporting. During the fiscal year ended June 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

     In respect of work undertaken for the fiscal year ended June 30, 2007, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$25,000	94%
Audit-related fees	-	-
Tax fees	$1,500	6%
All other fees	-	-
Total fees	$26,500	100%

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

     The information referred to in this Item is not required for the fiscal year ended June 30, 2007, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The information referred to in this Item is not required for the fiscal year ended June 30, 2007, which is the period covered by this Annual Report on Form 20F.

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

ITEM 18.	FINANCIAL STATEMENTS

     Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.

*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Oromin Explorations Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
4.G.	Letter agreement dated March 12, 2007 between the Company and Oromin Explorations Ltd. regarding the Carneirinho Property	E-106
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 24th day of October, 2007

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

Date: October 24, 2007

“Chet Idziszek”
Chet Idziszek, President and Chief Executive Officer

I, Ian Brown, certify that:

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

Date: October 24, 2007

“Ian Brown”
Ian Brown, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Memorandum of Incorporation and Articles of the Company
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Ventures Ltd.
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Lund Gold Ltd.
*4.A.	Option Agreement dated April 7, 1998 between the Company and Ulysses International Resources Ltd. respecting the Halley and Leoncocha Properties
*4.B.	Agency Agreement dated June 25, 1998 with Goepel McDermid Inc.
*4.C.	Finder’s Fee Agreement dated November 9, 1998 between the Company and Imperial Investments Ltd.
*4.D.	Memorandum of Understanding dated July 3, 2000 between the Company and Grenwill Limited
*4.E.	Letter Agreement dated May 5, 2003, between the Company, Goldmarca Limited (formerly Hydromet Technologies Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Oromin Explorations Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
4.G.	Letter agreement dated March 12, 2007 between the Company and Oromin Explorations Ltd. regarding the Carneirinho Property	E-106
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 0-29960).

LUND GOLD LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

JUNE 30, 2007

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Lund Gold Ltd.

We have audited the consolidated balance sheets of Lund Gold Ltd. as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended June 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

October 17, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

LUND GOLD LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT JUNE 30

	2007	2006

ASSETS

Current
Cash	$3,067,761	$949,371
Receivables	25,733	6,678
Prepaid expenses and deposits	9,044	3,857

	3,102,538	959,906

Mineral properties (Note 3)	1,038,920	136,569
Equipment (Note 4)	8,680	11,599
Restricted cash (Note 11)	16,338	16,338

	$4,166,476	$1,124,412

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (Note 8)	$30,296	$36,021

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
38,410,663 (2006 – 24,791,118) common shares	14,770,344	11,416,389
Contributed surplus (Note 5)	1,098,556	626,487
Deficit	(11,732,720)	(10,954,485)

	4,136,180	1,088,391

	$4,166,476	$1,124,412

Nature of operations (Note 1)
Contingency (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	2007	2006	2005

EXPENSES
Accounting and audit	$26,900	$26,175	$18,780
Amortization	2,919	3,109	3,927
Consulting fees (Note 8)	-	-	5,000
Filing fees	24,400	16,741	21,816
Legal fees (Note 8)	28,514	38,910	28,102
Office and general	58,897	37,421	33,764
Rent (Note 8)	40,282	38,591	32,646
Shareholder information	1,698	1,687	3,267
Stock-based compensation (Note 6)	472,069	75,348	10,165
Transfer agent fees	10,892	8,994	10,262
Travel and public relations	7,703	10,856	44,373
Wages and benefits (Note 8)	144,885	131,446	116,824

	(819,159)	(389,278)	(328,926)

OTHER INCOME (EXPENSE)
Interest income	53,473	12,944	5,919
Foreign exchange (loss) gain	(12,549)	(1,734)	650
Write-off of mineral property (Note 3)	-	(1,803,338)	-

	40,924	(1,792,128)	6,569

Loss for the year	(778,235)	(2,181,406)	(322,357)

Deficit, beginning of year	(10,954,485)	(8,773,079)	(8,450,722)

Deficit, end of year	$(11,732,720)	$(10,954,485)	$(8,773,079)

Basic and diluted loss per common share	$(0.03)	$(0.11)	$(0.02)

Weighted average number of common shares outstanding	27,946,371	19,452,639	14,918,889

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(778,235)	$(2,181,406)	$(322,357)
Items not involving cash
Amortization	2,919	3,109	3,927
Stock-based compensation	472,069	75,348	10,165
Write-off of mineral property	-	1,803,338	-
Changes in non-cash working capital items
(Increase) decrease in receivables	(19,055)	(2,899)	5,521
(Increase) decrease in prepaid expenses and deposits	(5,187)	4,124	(4,124)
Increase (decrease) in accounts payable and accrued liabilities	(431)	25,154	(36,127)

Net cash used in operating activities	(327,920)	(273,232)	(342,995)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of share issue costs	2,984,209	1,111,814	1,229,434

Net cash provided by financing activities	2,984,209	1,111,814	1,229,434

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	(537,899)	(132,544)	(1,243,184)
Purchased equipment	-	(2,176)	(3,002)
Restricted cash	-	-	(16,338)

Net cash used in investing activities	(537,899)	(134,720)	(1,262,524)

Change in cash	2,118,390	703,862	(376,085)

Cash, beginning of year	949,371	245,509	621,594

Cash, end of year	$3,067,761	$949,371	$245,509

Cash paid for interest	$-	$-	$328

Cash paid for income taxes	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

1.	NATURE OF OPERATIONS

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia. The Company is in the business of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The Company is in the exploration stage.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the estimation of stock-based compensation, the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rates of depreciation and amortization. Actual results could differ from those estimates.

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

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (con’t…)

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

Loss per common share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. For the years ended June 30, 2007, 2006 and 2005, the total number of potentially dilutive shares excluded from loss per common share was 12,616,857, 11,045,696 and 11,880,650 respectively.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the related vesting period for the granting of all stock options and direct awards of stock. Any consideration paid by the option holder to purchase shares is credited to capital stock.

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

Recent accounting pronouncements

CICA Handbook Section 1530: “Comprehensive Income”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: “Equity”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: “Financial Instruments – Recognition and Measurement”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

CICA Handbook Section 1506: Accounting Changes (“CICA 1506”), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings (deficit).

The Company will be required to adopt the above new accounting procedures for its fiscal period beginning July 1, 2007. The adoption of these standards is not expected to have a material effect on the Company’s consolidated financial statements.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

3.	MINERAL PROPERTIES

Carneirinho
Property,
Brazil

Acquisition costs:
Balance, June 30, 2006	$97,611
Additions	496,832

Balance, June 30, 2007	594,443

Exploration costs:
Balance, June 30, 2006	38,958
Assays	15,410
Camp and administration	60,959
Drilling	55,690
Geological	175,919
Geochemistry	12,500
Land and legal	6,975
Travel and accommodation	78,066

Balance, June 30, 2007	444,477

Total costs, June 30, 2007	$1,038,920

	Aldebaran	Carneirinho
	Property,	Property,
	Brazil	Brazil	Total

Acquisition costs:
Balance, June 30, 2005	$461,127	$38,337	$499,464
Additions	4,776	59,274	64,050
Write-off	(465,903)	-	(465,903)

Balance, June 30, 2006	-	97,611	97,611

Exploration costs:
Balance, June 30, 2005	1,297,331	16,854	1,314,185
Camp and administration	5,033	8,932	13,965
Geological	31,516	5,816	37,332
Land and legal	294	7,356	7,650
Transportation	3,261	-	3,261
Write-off	(1,337,435)	-	(1,337,435)

Balance, June 30, 2006	-	38,958	38,958

Total costs, June 30, 2006	$-	$136,569	$136,569

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

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

Carneirinho Property, Brazil

In January 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by way of common directors, (collectively the “optionees”), were granted an option to jointly acquire a 100% interest in the Carneirinho property, located in north-central Brazil. The option is structured as a two-stage option, with the optionees jointly acquiring a 50% interest at each stage. In order to exercise the first stage option, the optionees must pay the vendor US$50,000 on or before April 30, 2005 (paid), US$100,000 on or before April 30, 2006 (paid), US$200,000 on or before April 30, 2007 (paid) and a total of US$1,400,000 by April 30, 2009 of which US$400,000 is to be paid on or before April 30, 2008. Following the exercise of the first stage option, the optionees must pay the vendor an additional US$6,000,000 on or before April 30, 2010 in order to exercise the second stage option. The optionees also paid a one-time finder’s fee of US$15,000 during the year ended June 30, 2007.

In April 2007, the Company acquired the interest held by Oromin in consideration of the issue to Oromin of 1,197,906 common shares of the Company with a value of $371,351. As a consequence, the Company must make 100% of the remaining payments required to exercise the first and second stage options described above.

Aldebaran Property, Brazil

Pursuant to an agreement dated May 5, 2003, as amended, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. to jointly acquire up to a 100% interest in the Aldebaran property in Brazil. During the year ended June 30, 2006, the Company elected to terminate its option to acquire an interest in the Aldebaran Property and wrote off all costs associated with the property.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

4.	EQUIPMENT

	2007				2006

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Computer
equipment	$23,967	$19,955	$4,012	$23,967	$18,215	$5,752
Furniture
and fixtures	30,322	25,654	4,668	30,322	24,475	5,847

	$54,289	$45,609	$8,680	$54,289	$42,690	$11,599

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number		Contributed
	of Shares	Amount	Surplus

Issued
Balance as at June 30, 2004	11,566,567	$9,170,275	$430,590
Private placement (a)	5,180,550	1,060,325	-
Broker warrants (a)	-	-	110,384
Exercise of warrants	391,500	58,725	-
Adjustment	1	-	-
Stock-based compensation	-	-	10,165

Balance as at June 30, 2005	17,138,618	10,289,325	551,139
Private placement (c)	7,500,000	1,111,814	-
Compensation shares (b)	152,500	15,250	-
Stock-based compensation	-	-	75,348

Balance as at June 30, 2006	24,791,118	11,416,389	626,487
Private placement (d)	12,000,000	2,877,194	-
Agent units (d)	25,000	6,250	-
Mineral property acquisition (Note 3)	1,197,906	371,351	-
Exercise of warrants	396,639	99,160	-
Stock-based compensation	-	-	472,069

Balance as at June 30, 2007	38,410,663	$14,770,344	$1,098,556

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Share issuances

a)	In November 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014. Each unit consisted of one share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.30 per share until November 22, 2005, and thereafter at a price of $0.35 per share until November 22, 2006. The agent received a cash commission of $74,415 as well as a broker’s warrant entitling the agent to purchase up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company at a value of $20,000. The fair value of the broker warrants was estimated to be $110,384 which has been recorded as share issue costs with a corresponding amount recorded as contributed surplus. The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected dividend yield of 0.0%.

b)	During November 2005, the Company issued 87,500 common shares valued at $8,750 to the president of the Company as compensation for accrued wage expense, and issued 65,000 common shares valued at $6,500 to a law firm controlled by a director as compensation for accrued professional fees.

c)	In March 2006, the Company completed a non-brokered private placement of 7,500,000 units at a price of $0.15 per unit for cash proceeds of $1,111,814, net of share issue costs of $13,186. Each unit consisted of one share and one half share purchase warrant, every full warrant entitling the holder to purchase one additional share at a price of $0.25 per share until March 15, 2008.

d)	In April 2007, the Company completed a non-brokered private placement of 12,000,000 units at a price of $0.25 per unit for cash proceeds of $2,883,444, net of cash share issue costs of $116,556. Each unit consisted of one share and one half share purchase warrant with every full warrant entitling the holder to purchase one additional share at a price of $0.40 per share until April 11, 2009 in respect of 4,750,000 warrants and April 13, 2009 in respect of 1,250,000 warrants. The Company also issued 25,000 units to an agent with a value of $6,250. Each unit consisted of one share and one half share purchase warrant with every full warrant entitling the holder to purchase one additional share at a price of $0.40 per share until April 11, 2009.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

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

Stock option transactions are summarized as follows:

	2007		2006		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding,
beginning of year	1,451,000	$0.25	554,500	$0.50	643,500	$0.52
Granted	1,800,000	0.31	896,500	0.10	59,000	0.25
Forfeited	-	-	-	-	(148,000)	0.52

Outstanding and
Exercisable, end of year	3,251,000	$0.28	1,451,000	$0.25	554,500	$0.50

The weighted average fair value of stock options granted during the current fiscal year was $0.26 (2006 - $0.08; 2005 -$0.17) per option.

As at June 30, 2007, the following stock options are outstanding and exercisable:

Number	Exercise	Expiry
of Shares	Price	Date
474,000	$0.52	September 8, 2008
21,500	0.65	September 12, 2008
100,000	0.33	May 15, 2009
59,000	0.25	July 22, 2009
896,500	0.10	November 9, 2010
1,690,000	0.31	April 20, 2012
10,000	0.37	May 18, 2012

3,251,000

The total fair value of stock options granted during the current fiscal year was $472,069 (2006 - $75,348; 2005 - $10,165), which has been recorded as stock-based compensation in the results of operations.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

6.	STOCK OPTIONS (cont’d….)

The following weighted average assumptions were used for the Black-Scholes valuation of options granted and warrants issued:

	2007	2006	2005

Risk-free interest rate	4.24%	3.93%	3.5%
Expected life	4 years	5 years	5 years
Annualized volatility	103%	121%	85%
Dividend rate	0%	0%	0%

7.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

	2007		2006		2005

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding,
beginning of year	9,594,696	$0.31	11,326,150	$0.32	5,872,950	$0.27
Issued	6,012,500	0.40	3,749,996	0.25	5,844,700	0.30
Exercised	(396,639)	0.25	-	-	(391,500)	0.15
Expired	(5,844,700)	0.35	(5,481,450)	0.33	-	-

Outstanding,
end of year	9,365,857	$0.35	9,594,696	$0.31	11,326,150	$0.32

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

7.	SHARE PURCHASE WARRANTS (cont’d….)

As at June 30, 2007, the following share purchase warrants are outstanding:

Number	Exercise	Expiry
of Shares	Price	Date

3,353,357	$0.25	March 15, 2008
4,762,500	0.40	April 11, 2009
1,250,000	0.40	April 13, 2009

9,365,857	$0.35

8.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following costs with a law firm controlled by a director, companies related by way of common directors and a director/officer as follows:

	2007	2006	2005

Consulting fees	$-	$-	$5,000
Legal fees	36,600	40,400	64,075
Rent	40,282	38,591	32,646
Wages and benefits	76,652	75,781	75,000

	$153,534	$154,772	$176,721

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to mineral properties, based on the nature of the expenditure.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

8.	RELATED PARTY TRANSACTIONS (cont’d….)

b)	Included in accounts payable at June 30, 2007 is $6,740 (2006 - $6,028) due to a director of the Company and a law firm controlled by a director.

c)	Additional related party transactions are disclosed in notes 3 and 5 (b).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, restricted cash and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005
Loss for the year	$(778,235)	$(2,181,406)	$(322,357)
Expected income tax recovery	$273,316	$809,738	$109,988
Items not deductible for tax purposes	(235,931)	(727,336)	(70,709)
Items deductible for tax purposes	56,065	50,605	45,615
Losses for which no tax benefit has been recognized	(93,450)	(133,007)	(84,894)
	$-	$-	$-

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

10.	INCOME TAXES (cont’d….)

The significant components of the Company’s future income tax assets are as follows:

	2007	2006
Future income tax assets
Resource expenditures and equipment	$1,648,103	$1,586,190
Share issuance costs	86,121	99,477
Non-capital loss carry-forwards	566,285	586,061
	2,300,509	2,271,728
Less: valuation allowance	(2,300,509)	(2,271,728)
Net future income tax assets	$-	$-

The Company has non-capital losses of approximately $1,827,000 available for deduction against future years’ taxable income. These losses, if not utilized, will expire through 2027. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and equipment and share issue costs have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

11.	CONTINGENCY

As at June 30, 2007 and 2006, the Company has restricted cash in the amount of $16,338. These funds were paid into court in fiscal 2005 pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute. The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

12.	SEGMENT INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of mineral properties. The Company’s equipment and mineral properties are located in the following geographic areas:

	2007	2006
Brazil	$1,038,920	$136,569
Canada	8,680	11,599
	$1,047,600	$148,168

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended June 30, 2007 consisted of the Company:

	a)	Issuing 1,197,906 common shares with a value of $371,351 towards the acquisition of a mineral property.

	b)	Issuing 25,000 units to an agent with a value of $6,250 that were recorded as share issue costs.

	c)	Issuing share issue costs of $1,605 through accounts payable.

	d)	Issuing mineral property expenditures of $321 through accounts payable.

Significant non-cash transactions for the year ended June 30, 2006 consisted of the Company:

	a)	Issuing 152,500 common shares at a value of $15,250 to settle accrued wages and fees.

	b)	Incurring mineral property expenditures of $7,220 through accounts payable.

Significant non-cash transactions for the year ended June 30, 2005 consisted of the Company:

	a)	Issuing 744,150 broker warrants and 80,000 shares to an agent with a value of $110,384 and $20,000, respectively, relating to a private placement. These were recorded as share issue costs.

	b)	Incurring mineral property expenditures of $13,506 through accounts payable.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

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

	2007	2006	2005

Loss for the year
Loss for the year - Canadian GAAP	$(778,235)	$(2,181,406)	$(322,357)
Mineral property cost expensed under U.S.
GAAP	(405,519)	(66,984)	(1,249,997)
Mineral properties written-off under Canadian
GAAP	-	1,803,338	-

Loss for the year - U.S. GAAP	$(1,183,754)	$(445,052)	$(1,572,354)

Basic and diluted loss per share – U.S. GAAP	$(0.04)	$(0.02)	$(0.11)

	2007	2006

Shareholders’ equity
Shareholders’ equity - Canadian GAAP	$4,136,180	$1,088,391
Mineral properties expensed under U.S. GAAP	(444,477)	(77,295)

Shareholders’ equity - U.S. GAAP	$3,691,703	$1,011,096

	2007	2006

Mineral properties
Mineral properties - Canadian GAAP	$1,038,920	$136,569
Mineral properties expensed under U.S. GAAP	(444,477)	(77,295)

Mineral properties - U.S. GAAP	$594,443	$59,274

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	2007	2006	2005

Cash flows from operating activities
Per Canadian GAAP	$(327,920)	$(273,232)	$(342,995)
Expenditures on mineral properties	(412,418)	(73,270)	(1,243,184)

Per U.S. GAAP	$(740,338)	$(346,502)	$(1,586,179)

	2007	2006	2005

Cash flows from investing activities
Per Canadian GAAP	$(537,899)	$(134,720)	$(1,262,524)
Expenditures on mineral properties	412,418	73,270	1,243,184

Per U.S. GAAP	$(125,481)	$(61,450)	$(19,340)

a)	Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses, as incurred, the acquisition and exploration costs relating to unproven mineral properties. The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

LUND GOLD LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2007

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d….)

	b)	Stock-based compensation

Effective July 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”), utilizing the modified prospective approach. The impact of adopting this standard did not materially affect the Company’s financial position, results of operations or cash flows because the Company previously adopted the fair value based method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation”.

Under SFAS 123 the Company used the fair value based method of accounting for stock-based employee compensation. The Company’s results for the year ended June 30, 2007 were not significantly affected as a result of adopting SFAS 123(R) on July 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock- based compensation for the years ended June 30, 2007, 2006 and 2005.

	c)	Recent accounting pronouncements

In July 2006, FASB issued Financial Instrument No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; require certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

LUND GOLD LTD.
Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

EXHIBIT 4G

March 12, 2007	BY EMAIL

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings St.
Vancouver, B.C.
V6E 2E9

Attention:     Douglas Turnbull

Dear Doug:

Re:     Carneirinho Property

Further to our recent discussions, this letter agreement will serve to confirm the agreement of Lund Gold Ltd. (“Lund”) and Oromin Explorations Ltd. (“Oromin”) whereby Lund will acquire from Oromin all of its right title and interest in and to the Carneirinho Property, including without limitation that certain letter agreement dated January 27, 2005 between Lund, Oromin and Dirceu Santos F. Sobrinho regarding the Carneirinho Property (the “Agreement”), whereby Lund and Oromin have the exclusive option to acquire, initially, a 50% interest (the “First Option”) and thereafter a further 50% interest (the “Second Option”) in the Carneirinho Property, free and clear of all liens and encumbrances.

Oromin has represented to Lund that:

1.	its interest in the Carneirinho Property and the Agreement is free and clear of all liens, charges and encumbrances of any kind whatsoever;

2.

there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which Oromin is or may become obligated to sell, transfer or assign any interest in Carneirinho Property or the Agreement to any person other than Lund; and

3.	it has incurred expenditures of $371,351 on exploration and development of the Carneirinho Property.

As consideration for the acquisition by Lund of all of Oromin’s right title and interest in and to the Carneirinho Property, Lund agrees, subject to regulatory approval, to issue to Oromin 1,197,906 common shares of Lund at deemed price of $0.31 per share being the weighted average price for Lund’s shares for the last twenty trading days.

This letter agreement is subject to the approval of the TSX Venture Exchange and the approval of the Directors of Oromin.

E-106

If the foregoing is acceptable to Oromin, please acknowledge its acceptance of, and agreement to be bound by, the terms and conditions hereof by signing the enclosed copy hereof in the space provided and returning same to us. We confirm that this letter agreement may be executed in counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.

As always, please do not hesitate to call me at your convenience should you wish to discuss this matter further.

Yours Truly,

LUND GOLD LTD.	OROMIN EXPLORATIONS LTD.

“Chet Idziszek”	“Douglas Turnbull”
per: Chet Idziszek	per: Douglas Turnbull

JGS:sh

E-107

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.     The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.     The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 24, 2007

(signed): “Chet Idziszek”

Chet Idziszek
President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lund Gold Ltd. (the “Company”) for the year ended June 30, 2007, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.     The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.     The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 24, 2007

(signed): “Ian Brown”

Ian Brown
Chief Financial Officer